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proxy
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moderna

Table of contents

moderna

Notice of Annual Meeting of Stockholders

WEDNESDAY, MAY 3, 2023
8:00 a.m., Eastern Time

www.virtualshareholdermeeting.com/MRNA2023

HOW TO VOTE

Review your proxy statement and vote in one of three ways:


Internet
www.proxyvote.com


Telephone
1-800-690-6903


Mail
Complete, sign, date, and return your proxy card or voting instruction form

YOUR VOTE IS IMPORTANT. Even if you plan to participate in the Annual Meeting, we urge you to submit your proxy in advance to ensure your shares are represented. This will not affect your right to participate in the meeting and to vote your shares at that time. For additional information on voting and participating in the meeting, please see "Information About the 2023 Annual Meeting of Stockholders" beginning on page 78.

To the Stockholders of Moderna, Inc.:

You are cordially invited to the Annual Meeting of Stockholders of Moderna, Inc., which will be held on Wednesday, May 3, 2023, beginning at 8:00 a.m., Eastern Time (the Annual Meeting), for the following purposes:

1. To elect three Class II directors, each to serve for a three-year term expiring at the 2026 annual meeting of stockholders;

2. To approve, on a non-binding, advisory basis, the compensation of our named executive officers;

3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2023;

4. To vote on a shareholder proposal requesting a report on the feasibility of transferring intellectual property; and

5. To transact such other business as may be properly brought before the Annual Meeting or any adjournment or postponement thereof.

The Annual Meeting will be conducted virtually. You will be able to participate in the Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/MRNA2023. You also will be able to vote your shares electronically during the Annual Meeting. For more information about our virtual Annual Meeting, please see "Information About the 2023 Annual Meeting of Stockholders" beginning on page 78.

Our Board of Directors has fixed the close of business on March 8, 2023, as the Record Date for determining the stockholders that are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

This proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2022, are first being mailed on or about March 16, 2023, to all stockholders entitled to vote at the Annual Meeting. These materials also are available at www.proxyvote.com, using the control number provided with your materials.

By order of the Board of Directors,

Stéphane Bancel
Chief Executive Officer and Director
Cambridge, Massachusetts
March 15, 2023

Proxy Summary

This summary highlights certain information from this Proxy Statement, but does not contain all the information that you should consider. Please read the entire Proxy Statement before voting your shares. For more complete information regarding Moderna's 2022 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2022.

When	Where	Record date
Wednesday, May 3, 2023, at 8:00 a.m., Eastern time.	The meeting will be held virtually at www.virtualshareholdermeeting.com/MRNA2023	March 8, 2023

Meeting Agenda

The matters we will act upon at the Annual Meeting are:

Proposal	Board voting recommendation	Where to find more information
Elect three Class II directors, each for a three-year term	✓ **FOR** all nominees	Page 7
Approve, on a non-binding, advisory basis, the compensation of our named executive officers	✓ **FOR**	Page 35
Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2023	✓ **FOR**	Page 72
Shareholder Proposal – Report on Feasibility of Transferring Intellectual Property	✕ **AGAINST**	Page 75

Director Nominees

Name	Age	Independent	Principal occupation	Committees*					Other public boards	Director since
				Audit	Comp	Nom Gov	Prod	Sci Tech		
Class II directors nominated for re-election for a three-year term										
Stephen Berenson	62	✓	Managing Partner, Flagship Pioneering	◉	●				1	2017
Sandra Horning, M.D.	74	✓	Former Chief Medical Officer and Global Head of Product Development, Roche				●	◉	3	2020
Paul Sagan	64	✓	Senior Advisor, General Catalyst	◉		◉			1	2018
Continuing directors										
Noubar Afeyan, Ph.D. *Chairman*	60	✓	CEO, Flagship Pioneering; Co-founder and Chairman, Moderna			●	◉	◉	1	2010 Chairman since 2012
Stéphane Bancel	50		Chief Executive Officer, Moderna						0	2011
Robert Langer, Sc.D.	74	✓	David H. Koch Institute Professor, MIT; Academic Co-Founder, Moderna			◉		◉	4	2010
François Nader, M.D.	66	✓	Former President, CEO and Executive Director, NPS Pharmaceuticals	◉			◉	●	2	2019
Elizabeth Nabel, M.D.	71	✓	EVP for Strategy, ModeX Therapeutics and Chief Medical Officer, OPKO Health			◉	◉		3	2015
Elizabeth Tallett	73	✓	Former Principal, Hunter Partners	●	◉				2	2020

● *Chairman*   ◉ *Member*   * *Comp = Compensation and Talent; Nom Gov = Nominating and Corporate Governance;*   *Prod = Product Development; Sci Tech = Science and Technology*

2023 Board Highlights

9 directors

8 are independent

3 are women

6 have advanced degrees in a science field

5 Standing Committees*

10 meetings in 2022

99% board attendance

* *Audit Committee, Nominating and Corporate Governance Committee, Compensation and Talent Committee, Product Development Committee, and Science and Technology Committee.*



Age

Average age **66**

1
4
4

● 50-59   ● 60-69   ● 70 or older



Tenure

Average tenure **7 years**

2
3
3
1

● Less than 3 years   ● 3-5 years   ● 6-10 years   ● 10 or more years

Skills and Experience

Our directors represent a diverse range of skills and experience

CEO Experience	●●●●●●○○○ 6
Digital/Information Security	●●●●●○○○○ 5
Drug Development	●●●●●●○○○ 6
Drug Commercialization	●●●●○○○○○ 4
Finance/Accounting	●●●●●●●○○ 7
Government/Regulatory	●●●●●●○○○ 6
Healthcare Industry	●●●●●●●○○ 7
Human Capital Management	●●●●●●●●○ 8
International Experience	●●●●●●●○○ 7
Investor Experience	●●●●●●●○○ 7
Manufacturing/Supply Chain	●●●●○○○○○ 4
Science/Technology/R&D	●●●●●●○○○ 6

2022 Performance

COVID-19 vaccine

Spikevax (mRNA-1273) primary series approved under BLA for adults; authorizations in +70 countries for updated boosters targeting Omicron subvariants BA.1 (mRNA-1273.214) and BA.4/BA.5 (mRNA-1273.222).

$18.4 billion

in product sales revenue from primary and booster doses of our COVID-19 vaccines in 2022.

$18.2 billion

in cash, cash equivalents and investments as of December 31, 2022, enabling significant reinvestment in R&D, collaborations, potential M&A activity and return of excess capital through share buybacks.

3 Phase 3 programs

beyond our COVID-19 vaccines, including programs for RSV, seasonal flu and CMV, with regulatory submissions planned in the first half of 2023 for approval of RSV.

48 programs

under development, reflecting continued progress across the pipeline, with 38 having entered the clinic, laying the groundwork for continued growth.

3,900 employees

as of December 31, 2022, an increase from 2,700 at the end of the prior year, with Moderna employees in 17 countries globally as of year end.

Our Mission

To deliver the greatest possible impact to people through mRNA medicines.

About Moderna

Since our founding in 2010, we have transformed from a research-stage company advancing programs in the field of mRNA to a commercial enterprise with a diverse clinical portfolio of vaccines and therapeutics across seven modalities, a broad intellectual property portfolio, and integrated manufacturing capabilities that allow for rapid clinical and commercial production at scale. Moderna has established relationships with government and commercial collaborators, which has allowed for the pursuit of both groundbreaking science and rapid scaling of our manufacturing capabilities. Moderna's capabilities came together to secure the authorization and approval of one of the earliest and most-effective vaccines against the COVID-19 pandemic.

Board Highlights

In 2022, our Board of Directors contributed to Moderna's strategic growth through its oversight of management's execution of our business plans and strategy. Advice and guidance from the full Board, and relevant Committees where applicable, was instrumental in the following key accomplishments, among others, in 2022.

COVID Strategy	Board and Committee oversight of COVID strategy, including updates to boosters to target Omicron subvariants in response to regulatory and stakeholder feedback, obtaining regulatory authorizations, and ongoing delivery under supply contracts globally. Oversight of response to changing demand dynamics, including GAVI/COVAX request to be released from contract commitments for supply to low- and middle-income countries.
Phase 3 Trials	Advising on the design and launch of Phase 3 clinical trials for three new development programs beyond COVID-19: RSV, seasonal flu and CMV.
Personalized Cancer Vaccines	Overseeing investments to facilitate expanded clinical production needs associated with plans to advance personalized cancer vaccines (mRNA-4157) to a Phase 3 trial in collaboration with Merck.
Further Pipeline Development	Providing guidance on programs in rare diseases (PA, MMA, GSD1a) and across the broader portfolio, including vaccines against latent viruses and in new modalities, like inhaled pulmonary therapeutics. Moderna launched global public health initiatives, including a goal of developing vaccines against 15 priority pathogens by 2025 and the mRNA Access™ program.
Capital Allocation	Advising on capital allocation, including significant investments in research and development (R&D), expanded manufacturing capacity in the U.S. and overseas, and Moderna's first acquisition of another company—OriCiro Genomics. Moderna's share repurchase program returned $3.3 billion to investors in 2022.
Scaling for Growth	Providing insight and guidance related to Moderna's continued buildout as a commercial company, including in the areas of cybersecurity, financial processes and internal audit and compliance.
Talent Development	Overseeing new executive hires, including Moderna's new Chief Financial Officer, Chief Commercial Officer, Chief Technical Operations and Quality Officer and Chief Information Officer, as well as significant growth in our employee base, from 2,700 to 3,900 employees during the year.
ESG Initiatives	Guiding Moderna's ESG efforts, including: committing to net-zero carbon emissions in Scope 1 and Scope 2 by 2030, publishing greenhouse gas emissions data, committing to set a Scope 3 reduction target aligned to the Science Based Targets Initiative, publishing our first ESG Report, and launching the Moderna Charitable Foundation.

Compensation Highlights

Over the last several years, we have evolved our executive compensation programs in order to:

- Enhance alignment with shareholders through our pay-for-performance philosophy
- Align with competitive market practices
- Reflect input received from shareholders

Global Pay Equity Analysis	In 2022, conducted our first global pay equity study to analyze pay parity. Results demonstrated that Moderna provides equal pay for equal work, with no statistical disparity in pay by gender globally or by race and ethnicity in the U.S. We plan to continue to conduct annual pay equity studies.
Formulaic Bonus Scorecard	Continued to incorporate financial metrics into 2022 scorecard that informs the bonus pool, as well as incentivizing advancement of our broader development pipeline.
ESG Metrics	Added a vaccine access metric focused on making doses available to low- and middle-income countries for 2022 to incentivize meeting demand from these countries, as well as continuing to measure employee engagement.
Peer Group	Updated to reflect evolution of the Company, including competitive talent pool and status of Moderna as a commercial company.
At-Risk Compensation	Weighted the vast majority of compensation for the CEO and other NEOs to "at-risk" compensation, including bonus and equity awards (stock options, RSUs and PSUs) focusing on financial and operational goals, stock price appreciation and pipeline development goals.

Our executive compensation program is based on a pay-for-performance philosophy, which is reflected in both our annual and long-term incentive compensation programs. We believe that a significant portion of each executive's compensation should be variable and at-risk and tied to the achievement of pre-established Company performance goals that drive value creation for our business and align our executives' interests with those of our shareholders. The largest component of our long-term incentive compensation is delivered in the form of stock options, which directly aligns payouts with outcomes for our shareholders.

The charts below set forth the target total compensation mix for Mr. Bancel, our Chief Executive Officer, and our other named executive officers (NEOs), as a group, for 2022.



CEO Target Pay Mix

8% Base Salary
80% Equity Awards
92% At-Risk Compensation
12% Bonus

Average NEO Target Pay Mix[1]

13% Base Salary
75% Equity Awards
87% At-Risk Compensation
12% Bonus

(1) Excludes Messrs. Meline and Gomez, and includes annualized target total compensation for Ms. Garay and Mr. Mock.

Proposal No. 1 Election of Directors

Our Board of Directors currently has nine members, who are divided into three equal classes with staggered three-year terms. At the Annual Meeting, three Class II directors will be elected for a three-year term. Each of these nominees is a Class II director whose current term is expiring. Each director will continue in office until the election and qualification of a successor or until such director's earlier death, resignation, or removal.

Nominees

Our Nominating and Corporate Governance Committee has recommended, and our Board of Directors has approved, Stephen Berenson, Sandra Horning, M.D. and Paul Sagan as nominees for election as Class II directors at the Annual Meeting. Mr. Berenson has served on Moderna's Board since 2017, Dr. Horning has served on the Board since 2020, and Mr. Sagan has served on the Board since 2018.

If you are a stockholder of record and you sign your proxy card or vote over the Internet or by telephone but do not give instructions with respect to the voting of directors, your shares will be voted FOR the election of

Messrs. Berenson and Sagan and Dr. Horning. We expect that the nominees will serve if elected. However, if a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, proxies will be voted for any nominee who is designated by our Board of Directors to fill the resulting vacancy. If you own your Moderna stock through a broker, bank, or other nominee and you do not give voting instructions, then your shares will not be voted on this matter. For more information, please see "Information About the 2023 Annual Meeting of Stockholders—What if I do not specify how my shares are to be voted?" on page 80.

Vote Required

The election of the Class II directors requires a plurality of the votes properly cast to be approved.

✓ **The Board of Directors recommends a vote "FOR" the election of each of the three nominees as a Class II director to serve for a three-year term.**

Information About Moderna's Directors

Nominees



Age: 62

Director since: **2017**

Independent

Committees:
- Compensation and Talent (chair)
- Audit

2022 Attendance: 100%

Stephen Berenson

Qualifications

Mr. Berenson is qualified to serve on our Board of Directors because of his financial experience and deep understanding of capital allocation, mergers & acquisitions, public company board governance, shareholder engagement, regulation and risk management, obtained through a long career in investment banking and through his work at Flagship Pioneering guiding the growth and development of biotech companies.

Other Public Boards
- Seres Therapeutics, Inc. (since 2019), Chair since 2019

Education
- S.B. in mathematics from the Massachusetts Institute of Technology

Mr. Berenson is a Managing Partner at Flagship Pioneering. He oversees Flagship's capital formation and business development activities, is deeply involved in firm-wide strategy and the firm's talent agenda and is a member of the firm's resource allocation committee. Prior to joining Flagship, Mr. Berenson spent 33 years as an investment banker at J.P. Morgan. During his last twelve years at J.P. Morgan, Mr. Berenson was Vice Chairman of Investment Banking and focused on providing high-touch strategic advice to leading companies across all industries globally. He was co-founder of J.P. Morgan's Global Strategic Advisory Council and co-founder of the firm's Board Initiative. He serves on the Board of Directors of Repertoire Immune Medicines and as Chair of the Board of Directors of Cellarity, both of which are privately held.



Age: 74

Director since: **2020**

Independent

Committees:
- Product Development (chair)
- Science and Technology

2022 Attendance: 100%

Sandra Horning, M.D.

Qualifications

Dr. Horning is qualified to serve on our Board of Directors because of her leadership experience in the pharmaceutical and healthcare industries, including drug development leadership experience across multiple therapeutic areas, her medical knowledge and her significant experience in the field of oncology.

Other Public Boards
- Gilead Sciences, Inc. (since 2020)
- Olema Pharmaceuticals, Inc. (since 2020)
- EQRx, Inc. (since 2021)

Education
- M.D. from the University of Iowa School of Medicine
- Completed internal medicine training at the University of Rochester
- Post-graduate fellowship in Oncology and Cancer Biology at Stanford University

Dr. Horning was the Chief Medical Officer and Global Head of Product Development of Roche, Inc., from 2014 until her retirement in 2019, and, prior to that, served as Global Head of Oncology Clinical Science at Roche from 2009 to 2013. Prior to Roche, Dr. Horning spent 25 years as a practicing oncologist, investigator and tenured Professor of Medicine at Stanford University School of Medicine, where she remains a Professor of Medicine Emerita. From 2005 to 2006, she served as President of the American Society of Clinical Oncology. From 2015 to 2018, Dr. Horning served on the Foundation Medicine Board of Directors.



Age: 64

Director since: **2018**

Independent

Committees:
- Audit
- Nominating and Corporate Governance

2022 Attendance: 100%

Paul Sagan

Qualifications

Mr. Sagan is qualified to serve on our Board of Directors because of his extensive expertise and leadership experience in the technology, media and venture capital fields, including tenure as a public company CEO and director for multiple companies in the technology industry, with additional experience in finance and accounting, as well as human capital management.

Other Public Boards
- VMware, Inc. (since 2014)
- Akamai Technologies, Inc. (2005-2019)
- EMC Corp. (2007-2016)
- iRobot, Inc. (2010-2015)
- Dow Jones & Co. (2007)
- Digitas, Inc. (2006-2007)

Education
- B.S. from the Medill School of Journalism at Northwestern University

Mr. Sagan is a senior advisor at General Catalyst, a venture capital firm, since August 2020 and previously from January 2014 until January 2018, and he served the firm as a Managing Director from January 2018 until August 2020. From April 2005 to January 2013, Mr. Sagan served as Chief Executive Officer at Akamai Technologies, Inc. and was President from May 1999 to September 2010 and from October 2011 to January 2013.

Continuing Directors



Age: **60**

Director since: **2010**

Chairman since: **2012**

Term expires: **2025**

Independent

Committees:
- Nominating and Corporate Governance (chair)
- Product Development
- Science and Technology

2022 Attendance: 100%

Noubar Afeyan, Ph.D.

Qualifications

Dr. Afeyan is qualified to serve on our Board of Directors because of his decades of experience co-founding, leading, and investing in numerous successful biotechnology companies. Dr. Afeyan is one of Moderna's co-founders and has served as our Chairman since 2012.

Other Public Boards
- Omega Therapeutics, Inc. (since 2016), Chair
- Rubius Therapeutics, Inc. (2013-2022)
- Seres Therapeutics, Inc. (2012-2020)
- Evelo Biosciences, Inc. (2014-2019)
- Kaleido Biosciences, Inc. (2015-2019)

Education
- B.S. in chemical engineering from McGill University
- Ph.D. in biochemical engineering from the Massachusetts Institute of Technology

Dr. Afeyan is the founder and Chief Executive Officer of Flagship Pioneering, a company established in 1999 that creates bioplatform companies to transform human health and sustainability. He has served on the boards of numerous privately and publicly held companies. Dr. Afeyan entered biotechnology during its emergence as an academic field and industry, completing his doctoral work in biochemical engineering at MIT in 1987. He was a senior lecturer at MIT's Sloan School of Management from 2000 to 2016, a lecturer at Harvard Business School until 2020, and he currently serves as a member of the MIT Corporation. In 2022, Dr. Afeyan was elected to the National Academy of Engineering.



Age: **50**

Director since: **2011**

Term expires: **2025**

Committees: None

2022 Attendance: 100%

Stéphane Bancel

Qualifications

Mr. Bancel is qualified to serve on our Board of Directors because of his extensive leadership experience in the healthcare industry, experience as a director of public and private companies, and in-depth knowledge of Moderna's operations from serving for more than a decade as CEO.

Other Public Boards
- Qiagen N.V. (2013-2021)
- Syros Pharmaceuticals, Inc. (2013-2017)

Education
- Master of Engineering degree from École Centrale Paris
- Master of Science in chemical engineering from the University of Minnesota
- M.B.A. from Harvard Business School

Mr. Bancel has served as our Chief Executive Officer since October 2011. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. From July 2000 to March 2006, he served in various roles at Eli Lilly and Company, including as Managing Director, Belgium, and as Executive Director, Global Manufacturing Strategy and Supply Chain. Prior to Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux. He is currently a Venture Partner at Flagship Pioneering.



Age: **66**

Director since: **2019**

Term expires: **2025**

Independent

Committees:
- Compensation and Talent
- Product Development
- Science and Technology (Chair)

2022 Attendance: 96%

François Nader, M.D.

Qualifications

Dr. Nader is qualified to serve on our Board of Directors because of his extensive experience in integrated healthcare markets, international commercial experience, medical and regulatory affairs and governance expertise from his service as a public company CEO and as a director for numerous public companies.

Other Public Boards
- Talaris Therapeutics, Inc. (since 2018), Chair
- BenevolentAI (since 2021), Chair
- Acceleron Pharma Inc. (2014-2021), Chair 2015-2021
- Alexion Pharmaceuticals, Inc. (2017-2021)
- Prevail Therapeutics Inc. (2018-2021)
- Clementia Pharmaceuticals Inc. (2014-2019)
- Advanced Accelerator Applications S.A. (2016-2018)
- NPS Pharmaceuticals (2008-2015)

Education
- French doctorate in medicine from St. Joseph University in Lebanon
- Physician Executive M.B.A. from the University of Tennessee

Dr. Nader served as President, Chief Executive Officer and Executive Director of NPS Pharmaceuticals from 2008 until 2015, when the company was acquired. During his tenure as CEO, Dr. Nader transformed NPS Pharma into a leading global biotechnology company focused on delivering innovative therapies to patients with rare diseases. Prior to NPS, Dr. Nader was a venture partner at Care Capital. He previously served on Aventis Pharma's North America Leadership Team, holding a number of executive positions in integrated healthcare markets and medical and regulatory affairs. Dr. Nader previously led global commercial operations at the Pasteur Vaccines division of Rhone-Poulenc. He is a senior advisor for Blackstone Life Sciences. Dr. Nader is the former Chairman of BioNJ, New Jersey's biotechnology trade organization, and previously served on the board of the Biotechnology Industry Organization.



Age: 74

Director since: **2010**

Term expires: **2024**

Independent

Committees:
- Nominating and Corporate Governance
- Science and Technology

2022 Attendance: 100%

Robert Langer, Sc.D.

Qualifications

Dr. Langer is qualified to serve on our Board of Directors because of his pioneering academic work, extensive medical, scientific and regulatory knowledge and experience, and service on other public company boards of directors. Dr. Langer is one of the world's most highly cited researchers and most decorated scientists.

Other Public Boards
- Frequency Therapeutics (since 2016)
- Seer, Inc. (since 2020)
- Puretech Health plc (since 2015)
- Abpro Korea (since 2020)
- Rubius Therapeutics, Inc. (2015-2019)
- Kala Pharmaceuticals, Inc. (2009-2018)

Education
- B.S. in chemical engineering from Cornell University
- Sc.D. in chemical engineering from the Massachusetts Institute of Technology

Dr. Langer has been an Institute Professor at the Massachusetts Institute of Technology since 2005, and prior to that was a Professor at MIT since 1977. Dr. Langer served as a member of the Science Board to the U.S. Food and Drug Administration from 1995 to 2002, including as chairman for four years. He is an elected member of the National Academy of Sciences, the National Academy of Engineering and the National Academy of Medicine.



Age: 71

Director since: **2015**

Term expires: **2024**

Independent

Committees:
- Nominating and Corporate Governance
- Product Development

2022 Attendance: 95%

Elizabeth Nabel, M.D.

Qualifications

Dr. Nabel is qualified to serve on our Board of Directors because of her extensive experience in the healthcare field, including senior positions with hospital administration, research universities, governmental organizations and with other companies in the healthcare industry.

Other Public Boards
- Medtronic plc (since 2014)
- Lyell Immunopharma, Inc. (since 2021)
- Accolade, Inc. (since 2021)

Education
- B.A. from St. Olaf College
- M.D. from Cornell University Medical College
- Postgraduate training in internal medicine and cardiovascular diseases at Brigham and Women's Hospital and Harvard University

Since March 2021, Dr. Nabel has served as Executive Vice President for Strategy at ModeX Therapeutics, a biotechnology company focused on immunotherapies for cancer and viral diseases. ModeX Therapeutics was acquired by OPKO Health, Inc. in May 2022, and since that time Dr. Nabel has also served as the Chief Medical Officer, part-time, of OPKO Health. Through February 2021, Dr. Nabel served as the President of Harvard University-affiliated Brigham Health, which includes Brigham and Women's Hospital, Brigham and Women's Faulkner Hospital, and the Brigham and Women's Physician Organization, a position she held from 2010. Dr. Nabel was also a Professor of Medicine at Harvard Medical School from 2010 to 2021. Prior to joining Brigham Health, Dr. Nabel held a variety of roles, including Director, at the National Heart, Lung and Blood Institute at the National Institutes of Health, a federal agency funding research, training and education programs to promote the prevention and treatment of heart, lung and blood diseases, from 1999 to 2009. She is an elected member of the National Academy of Medicine of the National Academy of Sciences.



Age: 73

Director since: **2020**

Term expires: **2024**

Independent

Committees:
- Audit (chair)
- Compensation and Talent

2022 Attendance: 100%

Elizabeth Tallett

Qualifications

Ms. Tallett is qualified to serve on our Board of Directors because of her extensive professional experience with growing healthcare companies, which has given her an in-depth understanding of the opportunities and challenges facing commercial-stage pharmaceutical companies. Ms. Tallett also has extensive experience as a public company director, including tenure as a Chair and lead independent director for several companies.

Other Public Boards
- Elevance Health, Inc. (previously Anthem, Inc.) (since 2013), Chair since 2018
- Qiagen, Inc. (since 2011)
- Principal Financial Group (2001-2021)
- Meredith Corp., Inc. (2008-2021)
- Coventry Health Care, Inc. (2004-2013)

Education
- Nottingham University with a dual first class honours degree in mathematics and economics

Ms. Tallett has spent more than 35 years in strategic leadership and operational roles in worldwide biopharmaceutical and consumer products industries, including as principal of Hunter Partners, President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, and member of the Parke-Davis Executive Committee. Ms. Tallett was a founding member of the Biotechnology Council of New Jersey and chairs the board of trustees at Solebury School in Pennsylvania. She was named a Financial Times Outstanding Director of the year in 2015 and recognized as one of the National Association of Corporate Directors (NACD) Directorship 100 honorees in 2019.

Governance

Composition of our Board of Directors

Our Board currently consists of nine members, but the Board has the authority to increase or decrease that size depending on an assessment of its needs and other relevant circumstances at any given time.

Our Nominating and Corporate Governance Committee and our Board of Directors consider a broad range of factors when selecting nominees. We strive to identify candidates who will further the interests of our stockholders. Among other things, we expect that all of our directors will have the following experience and traits:

- substantial experience at a strategic or policymaking level in a business, government, non-profit, or academic organization of high standing, able to contribute to Moderna's strategic growth and able to offer advice and guidance to Moderna's senior management based on that experience;
- highly accomplished in his or her respective field;
- the ability to contribute positively to the Board's collaborative culture;
- knowledge of our business;

- understanding of the competitive landscape facing our business; and
- expertise relevant to our growth and business strategy.

In addition, every nominee must have sufficient time and availability to devote to Moderna's affairs, a reputation for high ethical and moral standards, an understanding of the fiduciary responsibilities assumed by public company directors, and the time and energy necessary to diligently carry out those responsibilities, and role model our values and demonstrate a willingness to embrace the Moderna Mindsets, further described in "ESG Topics—Human Capital Management" on page 30.

In building our Board, we also believe that the following skills and experiences, while not exhaustive, are helpful in ensuring that our directors collectively possess the skills and backgrounds necessary for us to execute on our strategic plans and to exercise the Board's oversight responsibilities on behalf of our stockholders. Skills and experiences shown below are generally reflective of the individual having worked in the area, rather than experience obtained as a director in the relevant field.

Skill/Experience	Afeyan	Bancel	Berenson	Horning	Langer	Nabel	Nader	Sagan	Tallett
CEO Experience	✓	✓				✓	✓	✓	✓
Digital/Information Security		✓	✓			✓		✓	✓
Drug Development	✓	✓		✓	✓		✓		✓
Drug Commercialization		✓		✓			✓		✓
Finance/Accounting	✓	✓	✓			✓	✓	✓	✓
Government/Regulatory	✓			✓	✓	✓	✓		✓
Healthcare Industry	✓	✓		✓	✓	✓	✓		✓
Human Capital Management	✓	✓	✓	✓		✓	✓	✓	✓
International Experience	✓	✓	✓			✓	✓	✓	✓
Investor Experience	✓	✓	✓		✓		✓	✓	✓
Manufacturing/Supply Chain	✓	✓					✓		✓
Science/ Technology / R&D	✓	✓		✓	✓	✓	✓		

Our directors hold office until their successors have been elected and qualified or until their earlier death, resignation, or removal. Directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of the Board, may be filled only by vote of a majority of the directors then in office.

Board Diversity

The following Board Diversity Matrix presents our Board diversity statistics in accordance with Nasdaq Rule 5606, as self-disclosed by our directors. While the Board satisfies the minimum objectives of Nasdaq Rule 5605(f)(3) by having at least one director who identifies as female and at least one director who identifies as a member of an Underrepresented Minority (as defined by Nasdaq Rules), we note that one of our directors also identifies as Middle Eastern. As we pursue future Board recruitment efforts, our Nominating and Corporate Governance Committee will continue to seek out candidates who can contribute to the diversity of views and perspectives of the Board in accordance with the committee's Policies and Procedures for Director Candidates. This includes seeking out individuals of diverse ethnicities, a balance in terms of gender, and individuals with diverse perspectives informed by other personal and professional experiences.

Board Diversity Matrix as of March 15, 2023

Part I: Gender Identity	Female	Male	Non-Binary	Decline to Disclose
Directors (9 total)	3	5	-	1

Part II: Demographic Background	Female	Male	Non-Binary	Decline to Disclose
African American or Black	-	-	-	-
Alaskan Native or Native American	-	-	-	-
Asian	-	1	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	3	5	-	-
Two or More Races or Ethnicities	-	2	-	-
LGBTQ+			-	
Did Not Disclose Demographic Background				1
Directors who identify as Middle Eastern	-	1	-	-

Staggered Board

Our Board of Directors is divided into three classes with staggered terms. At each annual meeting of stockholders, one class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The division of our Board of Directors into three classes with staggered terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Highlights for 2022

During 2022, the Moderna Board continued to focus on overseeing the development, production and commercialization of the Company's COVID-19 vaccines, as well as oversight for the Company's long range plan and strategy. This included oversight of our continued development of the broader pipeline, particularly our respiratory disease vaccine portfolio, CMV vaccine, and personalized cancer vaccine and investments in scaling our Company to prepare for the potential launch of these products.

COVID-19

COVID-19 Vaccine Strategy. Much of the Board's focus in 2022 continued to be on the development, production and commercialization of the Company's COVID-19 vaccines. In the earlier part of the year, this focus was on continued production and distribution of our original COVID-19 vaccine, Spikevax (mRNA-1273). Spikevax was our first product to achieve full approval under a Biologics License Application by the U.S. Food and Drug Administration in January 2022, with approvals following in other key markets shortly thereafter. Our Board also continued to oversee the expansion of the authorized use of Spikevax in adolescent and pediatric populations, obtaining authorization in key markets (including the U.S.) during 2022. Following a surge in Omicron variants of the SARS-CoV-2 virus beginning late in 2021, our Board also focused on continuing to update our COVID-19 vaccine to address these variants. This included oversight of the launch of clinical trials early in 2022, followed by updates to our manufacturing plans and engagement with health regulators globally to meet the demand for updated vaccines. These efforts resulted in production of our bivalent booster vaccine targeting the BA.1 Omicron subvariant (mRNA-1273.214) and our bivalent booster vaccine targeting the BA.4/BA.5 Omicron subvariants (mRNA-1273.222) and the production, regulatory approval and commercialization of these products in the third and fourth quarters of 2022.

Access Initiatives. The Board was also engaged in oversight of our ongoing efforts to make COVID-19 vaccines available to low- and middle-income countries, including investments to make production of those vaccines possible. As demand dynamics shifted throughout the year, this oversight extended to negotiations over the request by GAVI/COVAX to be released from their contractual commitment to purchase COVID-19 vaccines, and the entry into a new framework agreement for up to 100 million doses for 2023. The Board also was engaged in overseeing our

updated patent pledge, pursuant to which we have committed not to enforce our intellectual property rights against those manufacturing COVID-19 vaccines for the AMC 92 countries, as well as our approach in litigation against Pfizer and BioNTech, where we are not seeking to enjoin sales to AMC 92 countries or seek damages for those sales. Beyond COVID-19, the Board oversaw the articulation in 2022 of our global public health strategy, which is centered around three key pillars: developing vaccines against priority pathogens, mRNA Access™ and regional manufacturing. See "ESG Topics—Our Global Public Health Strategy" below.

Pipeline Development

Respiratory Vaccine Franchise. The Board has also overseen our investments in programs to enable our goal of developing a seasonal respiratory vaccine franchise. As an initial phase of this strategy, during 2022, we advanced one of our seasonal flu vaccine candidates (mRNA-1010) into Phase 3 studies in the Southern Hemisphere and Northern Hemisphere, and we also advanced the Phase 3 trial for our vaccine candidate against respiratory syncytial virus (RSV) (mRNA-1345) in older adults, which began dosing late in 2021. In January 2023, we announced positive topline data from our Phase 3 pivotal efficacy trial of mRNA-1345. Based on these results, we intend to submit for regulatory approvals in the first half of 2023. Our longer-term objective is to develop combination vaccines against respiratory viruses that combine seasonal vaccinations against flu, RSV and COVID-19 into a single vaccination. We believe a combination respiratory vaccine will improve coverage while also reducing disease burden and producing savings for healthcare systems, both through lower cost of administration and lower healthcare costs by preventing or reducing the need for care.

Personalized Cancer Vaccines. The Board has also been actively engaged in overseeing investments to facilitate expanded clinical production needs associated with the development of our personalized cancer vaccine (PCV) (mRNA-4157) program, which we are advancing in collaboration with Merck. In December 2022, we announced that the Phase 2b clinical trial of mRNA-4157, in combination with KEYTRUDA®, Merck's anti-PD-1 therapy, demonstrated a statistically significant and clinically meaningful improvement in recurrence-free-survival rates versus KEYTRUDA alone for

the treatment of patients with stage III/IV melanoma following complete resection. The Board has been engaged in overseeing the decision to advance mRNA-4157 to a Phase 3 trial and to explore the ability of PCVs to treat other types of cancer, as well as investments to significantly expand our manufacturing capacity to enable the conduct of clinical trials.

Further Pipeline Development. The Board and its committees continue to engage on overseeing our strategy to advance our broader pipeline, including investments in our development programs and the talent to advance them. This includes advancing our vaccines against latent and rare diseases and in other areas. CMV is a latent virus and the leading infectious cause of birth defects in the U.S., and there is currently no approved vaccine for CMV. Our CMV vaccine is currently in a global Phase 3 trial, which started dosing late in 2021. We are also advancing programs in rare diseases; the Phase 1/2 Paramount study of our propionic acidemia (PA) program is ongoing and the first two groups of patients are fully enrolled. Encouraging early data have shown a decrease in the number of metabolic decompensation events (MDEs) among participants and initial discussions with regulators are supportive of MDE as a primary endpoint for a pivotal study. We also dosed our first patient for relaxin (mRNA-0184) for patients exposed to chronic heart failure. We are also advancing new modalities; in our newest modality, inhaled pulmonary therapeutics, our collaborator Vertex announced in January 2023 that it had initiated a Phase 1, single ascending dose clinical trial for VX-522, our cystic fibrosis candidate. The FDA has granted VX-522 Fast Track designation.

Corporate Developments

Capital Allocation. In addition to significant investments in ongoing research and development of our pipeline discussed above, our Board has been engaged in decisions related to expanding our manufacturing footprint. This includes investments in expanding our manufacturing capacity in the U.S., as well as

agreements with the governments of Canada, Australia and the United Kingdom to expand manufacturing capacity and to conduct research and development in those countries, as well as our decision to establish a manufacturing plant in Kenya. At the end of 2022, our Board approved Moderna's first acquisition of another company, Japan-based OriCiro Genomics, which will allow us to conduct cell-free, high-fidelity rapid plasmid manufacturing.

Talent Management. Our Board and its Compensation and Talent Committee were deeply engaged in continuing to build out our bench of executive talent during 2022 as we continue to scale. This included oversight for the recruitment of our new Chief Financial Officer, new Chief Commercial Officer, new Chief Technical Operations and Quality Officer and new Chief Information Officer. In addition, through the Compensation and Talent Committee, the Board oversaw significant growth in our employee base to 3,900 employees globally with a presence in 17 countries as of year-end. The oversight included engagement on matters related to: culture; recruitment and retention; well-being; belonging, diversity and inclusion; and pay equity.

ESG Initiatives. The Board recognizes that as Moderna grows, we have the opportunity to lay the foundation for building the best possible version of Moderna. In 2022, we articulated our three-pillared global public health strategy, which is described below under "ESG Topics—Our Global Public Health Strategy." From an environmental standpoint, we strive to minimize our carbon footprint and waste, including by building facilities that will help us reach our goal of achieving net-zero carbon emissions globally by 2030 in Scopes 1 and 2. For Scope 3 emissions, our Board has been engaged in overseeing our efforts to work with suppliers to minimize our carbon footprint so that we can achieve our goal of aligning to the Science Based Targets Initiative. We also have the opportunity to give back to our communities. We launched the Moderna Charitable Foundation in 2022 with an initial endowment of $50 million. For more detail regarding Moderna's ESG initiatives, see "ESG Topics" below.

Director Independence

Our Corporate Governance Guidelines provide that at least a majority of the members of the Board must meet the independence standards prescribed by rules of The Nasdaq Stock Market. Our Board of Directors has determined that all current directors except Mr. Bancel, our Chief Executive Officer, are independent, as defined by the Securities and Exchange Commission (SEC) and Nasdaq rules.

In making this determination, the Board considered the relationships that each non-employee director has with Moderna and other relevant facts and circumstances. There are no family relationships among any of our directors or executive officers.

Directors must notify the Chair of the Nominating and Corporate Governance Committee in connection with any significant change in employment status so that the potential for conflicts or other factors that may compromise the director's ability to perform his or her duties may be fully assessed. At least annually, the Board will evaluate all relationships between Moderna and each director in light of relevant facts and circumstances for the purpose of determining whether a material relationship exists that might signal a potential conflict of interest or otherwise interfere with such director's ability to satisfy his or her responsibilities as an independent director.

Board Leadership Structure

Currently, the role of Chairman of the Board is separated from the role of Chief Executive Officer. Our Chief Executive Officer is responsible for recommending strategic decisions and capital allocation to the Board and for ensuring the execution of the recommended plans. The Chairman is responsible for leading the Board of Directors in its fundamental role of providing advice

to and independent oversight of management. While our bylaws and Corporate Governance Guidelines do not require that our Chairman and Chief Executive Officer positions be separate, our Board of Directors believes that having separate positions is appropriate for us at this time and demonstrates our commitment to good corporate governance.

Board's Role in Risk Oversight

BOARD OF DIRECTORS

Oversees Major Risks

Our Board is responsible for overseeing risk management. It exercises its oversight primarily through its committees. The full Board (or the appropriate committee for risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact, and the steps we take to manage them. The Board must satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as intended. When a Board committee is responsible for evaluating and overseeing the management of a particular risk, the Chair of that committee reports on it to the full Board at regular meetings so the Board can coordinate the risk oversight role among the relevant parties.

COMPENSATION AND TALENT COMMITTEE

Primary Risk Oversight

- Human capital management, including talent acquisition, development, retention and succession planning.
- Moderna's compensation programs and, together with the Product Development Committee, oversight related to pipeline- or R&D-related performance goals and appropriate risk-taking.
- Culture, well-being, belonging, inclusion and diversity.
- Pay practices, including pay equity.

AUDIT COMMITTEE

Primary Risk Oversight

- The integrity of Moderna's financial statements and related disclosures.
- Moderna's internal control over financial reporting and policies relating to risk assessment and management.
- Moderna's major financial risk exposures and steps taken to monitor and control such exposures, including overseeing treasury and tax operations.
- Policies and procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and whistleblower complaints.
- Internal audit and compliance functions.
- Information security and technology risks, including cybersecurity and related risk management programs.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Primary Risk Oversight

- Corporate governance and related risks.
- Board succession planning risks.
- Execution on ESG-related policies and initiatives, including climate change-related risks and opportunities, such as Moderna's net-zero carbon emissions commitment (Scopes 1 & 2).

PRODUCT DEVELOPMENT COMMITTEE

Primary Risk Oversight

- Moderna's R&D programs and product pipeline.
- Clinical trial design and advancement.
- Regulatory strategy and risks.
- Risks related to collaborations and strategic partnerships.
- Product quality and safety.

SCIENCE AND TECHNOLOGY COMMITTEE

Primary Risk Oversight

- *New committee established in December 2022.*
- Risks related to platform development and investments.
- Risks related to modality development.
- Ensuring appropriate protection for intellectual property.

MANAGEMENT

Key Risk Responsibilities

Management is responsible for the day-to-day management of Moderna's risks. Members of senior management provide regular reports to the Board and relevant committees that include discussions of the risks and exposures involved in their respective areas of responsibility. Our Chief Legal Officer and our Chief Ethics, Compliance & Privacy Officer (who reports directly to our Chief Legal Officer) provide regular updates to the Audit Committee regarding internal and external developments that could affect the Company's risk profile, and in turn our Chief Legal Officer and Chair of the Audit Committee regularly report out to the Board.

Limits on Board Service

Carrying out the duties and fulfilling the responsibilities of a director requires a significant commitment of time and attention. The Board recognizes that excessive time commitments can interfere with an individual's ability to carry out and fulfill his or her duties effectively. In connection with its assessment of director candidates for nomination, the Board will assess whether the performance of any director has been or is likely to be adversely affected by excessive time commitments, including service on other boards.

Consistent with this belief, the Board amended its Corporate Governance Guidelines in 2020 to adopt limits on the number of other boards on which directors may serve. Under the revised Guidelines, directors who also serve as executives of public companies should not serve on more than one board of a public company in addition to the Moderna Board, and other directors should not serve on more than three other boards of public companies in addition to the Moderna Board, absent special circumstances, such as a period of transition.

Application to Dr. Langer. In applying these limits to Dr. Langer, the Nominating and Corporate Governance Committee considered the fact that Dr. Langer served on four other public boards prior to the adoption of the overboarding limits mentioned above. Dr. Langer has also indicated he will not take on any new public board commitments that would cause him to exceed the overboarding limits to the extent he comes off any other boards. In allowing for a transition period for Dr. Langer, the Committee took into account that he continues to make significant contributions to Moderna both inside and outside Board and committee meetings, and he provides valuable insight as one of the Company's largest stockholders and founding directors.

Application to Dr. Nabel. In applying these limits to Dr. Nabel, the Nominating and Corporate Governance Committee considered the fact that while Dr. Nabel currently serves on four public company boards, her employment with OPKO Health is a part-time role, permitting Dr. Nabel sufficient time to dedicate to the Moderna Board and to fulfill her other commitments.

Directors must notify the Chair of the Nominating and Corporate Governance Committee in connection with accepting a seat on the board of directors of another business so we can fully assess the potential for conflicts or other factors that may compromise the director's ability to carry out his or her duties.

Age and Term Limits

The Board does not believe that arbitrary limits on the number of consecutive terms a director may serve or on the directors' ages are appropriate in light of the substantial benefits resulting from a sustained focus on Moderna's business, strategy, and industry over a significant period of time.

Governance Documents

We have adopted a Code of Ethics and Business Conduct that applies to our Board of Directors and all of our officers and employees. In addition, we have adopted Corporate Governance Guidelines that formalize certain fundamental board policies and practices. Both of these documents are available on the "Investors—Governance—Governance Documents" section of our website, https://investors.modernatx.com.

Stockholder Engagement

We actively engage with our stockholders throughout the year to solicit their views on our governance and compensation policies and practices, as well as current and emerging ESG trends. As our investor base has grown over the past several years, we have expanded our investor outreach program and practices to seek the views of a broader range of investors, including those with a particular focus on socially responsible investing. Conversations throughout the year led by our Investor Relations team are supplemented by outreach with members of our Corporate Governance team and senior leadership. Following our 2022 Annual Meeting,

we initiated contact for governance engagements with our 25 largest investors that are unaffiliated with our officers and directors, representing approximately 40% of our shares outstanding, as well as several other investors who expressed an interest in meeting on governance topics. Including affiliated investors, this outreach included stockholders representing more than 55% of our shares outstanding. Governance outreach discussions focused on a number of topics that were voted on at the 2022 Annual Meeting, as well as other topics outlined below.

Key Items Discussed with Stockholders in 2022-2023

Board Composition and Governance	Executive Compensation Programs	Auditor Appointment	ESG Initiatives
• Director recruitment and Board composition • Board structure and independence • Stockholder rights	• Program structure, including the evolution of our pay programs • Our pay-for-performance philosophy • Our 2022 say-on-pay vote	• Scope of tax fees paid in 2021 to the independent auditor • Remedial actions undertaken by the Audit Committee and management to limit non-audit spending	• Vaccine access initiatives • Moderna's patent pledge • Net-zero carbon emissions commitment • Transparency reporting (e.g., ESG Report, SASB, EEO-1 Report)

Our discussions led to valuable feedback from our investors, which was discussed among members of management and with our Board and Committees. We received generally positive feedback regarding our Board composition and the evolution of our executive compensation programs. We did receive feedback and suggestions regarding governance, which were discussed with the Board and Nominating and Corporate Governance Committee.

Many of the discussions related to ESG focused on our access initiatives and efforts to ensure availability of supply of our COVID-19 vaccine to low- and middle-income countries, which has been an area of ongoing oversight by our Board and management.

We are committed to continuing to increase transparency surrounding our ESG initiatives. As evidence of this commitment, we published our first ESG

Report in June 2022 and hosted our first ESG Day in November 2022. Many of the topics addressed in the Report and at ESG Day were directly informed by investor feedback. Our publication of our first SASB framework report, as part of the ESG Report, was also in direct response to investor feedback.

Going forward, we will continue to engage with relevant stakeholders on these matters, continue to monitor the ESG reporting and disclosure landscape and assess additional ESG reporting frameworks. For more information, please see "ESG Topics." In addition to our one-on-one discussions with investors, we host annual Investor Days throughout the year aimed at promoting understanding of our science and development programs, including Vaccines Day and R&D Day.

Board Committees

As described below, our Board of Directors has established five committees: Audit, Compensation and Talent, Nominating and Corporate Governance, Product Development and, beginning in December 2022, a Science and Technology Committee. The Board of Directors may establish other committees from time to time. All members of all five Board committees are independent directors.

The charter for each of the committees is available on the "Investors—Governance—Governance Documents" section of our website, https://investors.modernatx.com.

Audit Committee

Members:
- **Ms. Tallett** (*Chair*)
- **Mr. Berenson**
- **Mr. Sagan**

Meetings in 2022: 6

Independence:
Our Board of Directors has determined that each member of the Audit Committee meets the heightened independence requirements for audit committee members prescribed by the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the Audit Committee.

Financial experts:
Our Board of Directors has determined that each of Ms. Tallett, Mr. Berenson and Mr. Sagan is an "audit committee financial expert," as defined in the applicable SEC rules.

The Audit Committee's responsibilities include:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
- pre-approving audit, audit-related and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
- reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures, as well as the critical accounting policies and practices we use;
- coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
- establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;
- overseeing the Company's internal audit function, including internal audit plans, budgeting and staffing and reviewing any findings resulting from audits;
- recommending, based upon review and discussions with management and our independent registered public accounting firm, whether our audited financial statements should be included in our Annual Report on Form 10-K;
- monitoring the integrity of our financial statements and compliance with legal and regulatory requirements as they relate to our financial statements and accounting;
- preparing the Audit Committee Report required by SEC rules to be included in our annual proxy statement;
- reviewing all related person transactions for potential conflicts of interest and approving all appropriate transactions;
- reviewing quarterly earnings releases;
- discussing the guidelines and policies that govern the process by which the Company's exposure to risk is assessed and managed by management; and
- exercising general oversight over the Company's information security and technology risks, including the Company's information security and related risk management programs.

Representative, recent discussion topics

- Financial reporting and significant accounting items, including as a result of our increased commercial operations
- Evolution of the internal audit, tax and compliance functions as we scale and grow into a global organization
- Cybersecurity and enhancing protection in light of a heightened threat environment
- Capital allocation strategy, including approach to investments, tax planning and oversight of our share repurchase program and strategy

Compensation and Talent Committee

Members:
- **Mr. Berenson** *(Chair)*
- **Dr. Nader**
- **Ms. Tallett**

Meetings in 2022: 6

Independence:
Our Board of Directors has determined that each member of the Compensation and Talent Committee meets the heightened independence requirements for compensation committee members prescribed by Nasdaq.

The Compensation and Talent Committee's responsibilities include:

- reviewing and establishing our overall management compensation, philosophy, and policy;
- annually reviewing and recommending to the Board corporate goals and objectives relevant to our CEO's compensation, evaluating the CEO's performance, and making a recommendation to the Board for the CEO's compensation;
- approving the cash and equity compensation of our other executive officers;
- overseeing the operation of all compensation plans, policies and programs in which executive officers participate, and other incentive, retirement, health and welfare and equity plans for our broader employee population;
- reviewing the Company's talent initiatives and strategies to attract, develop and retain key employees, and reviewing succession planning for key executive roles;
- overseeing the Company's human capital management strategies, policies, and practices, including those related to workforce belonging, inclusion and diversity, employee engagement and internal pay equity;
- appointing and overseeing compensation consultants and other advisors retained by the Committee;
- reviewing and recommending to the Board of Directors the compensation of our directors; and
- preparing the Compensation Committee Report required by SEC rules to be included in our annual proxy statement.

Representative, recent discussion topics

- Recruitment and talent strategy for new executive hires, including our new Chief Financial Officer, Chief Commercial Officer and Chief Information Officer, and other key talent throughout the organization
- Pay equity audit, talent strategy and updates to compensation practices to reflect the ongoing growth of the company
- Evolution of the bonus program and performance-based compensation programs to reflect corporate strategy and ensure appropriate alignment of executives and employees
- Evolution of peer group and impact on compensation practices

Nominating and Corporate Governance Committee

Members:
- **Dr. Afeyan** *(Chair)*
- **Dr. Langer**
- **Dr. Nabel**
- **Mr. Sagan**

Meetings in 2022: 3

The Nominating and Corporate Governance Committee's responsibilities include:

- developing and recommending to the Board of Directors the criteria for Board and committee membership;
- establishing procedures for identifying and evaluating Board of Director candidates, including nominees recommended by stockholders;
- reviewing the composition of the Board of Directors to ensure its members have the appropriate skills and expertise to oversee Moderna;
- recommending to the Board of Directors the persons to be nominated for election as directors and to each of the Board's committees;
- reviewing and recommending to the Board of Directors the appropriate corporate governance guidelines;
- overseeing the evaluation of our Board of Directors; and
- reviewing ESG matters pertaining to the Company, including ESG policies and initiatives, such as political engagement, actions to mitigate risks related to climate change, as well as philanthropic initiatives, such as the Moderna Charitable Foundation.

Representative, recent discussion topics

- Board succession planning and new director recruitment efforts
- Expansion and evolution of ESG efforts, including ESG reporting and carbon reduction initiatives
- Shareholder engagement feedback and evolving expectations related to governance practices
- Launch of the Moderna Charitable Foundation and focus areas for grantmaking

Product Development Committee **Members:** • **Dr. Horning** *(Chair)* • **Dr. Afeyan** • **Dr. Nabel** • **Dr. Nader** **Meetings in 2022:** 7	**The Product Development Committee's responsibilities include:** • assessing our product development strategy; • reviewing product development plans for our pipeline; • evaluating management recommendations related to the further preclinical and clinical development of our programs, including the conduct of pivotal trials; • reviewing R&D- and pipeline-related goals in performance-based compensation plans; • providing guidance and assisting in assessments of scientific talent; and • advising the Board on scientific and R&D aspects of licensing, strategic partnerships and acquisition or divestiture transactions.

Representative, recent discussion topics:

- Clinical developments related to our COVID-19 vaccine, including ongoing developments related to boosters and our next generation, refrigerator-stable, COVID-19 vaccine
- Oversight of pivotal trials for our respiratory vaccine pipeline, including RSV and seasonal flu, and plans for commercial launch
- Clinical trial results for the Company's personalized cancer vaccine (mRNA-4157), and plans to advance to a pivotal Phase 3 trial and to expand into additional types of cancer
- Clinical development of combination vaccine candidates
- R&D- and pipeline-related goals included in 2023 performance-based compensation plans

Science and Technology Committee **Members:** • **Dr. Nader** *(Chair)* • **Dr. Afeyan** • **Dr. Horning** • **Dr. Langer** **Established in December 2022 – No meetings during the year**	**The Science and Technology Committee's responsibilities include:** • reviewing, evaluating and advising the Board regarding platform development, including advances in mRNA science, delivery science and manufacturing process science and related investments; • identifying significant emerging science and technology issues and trends relevant to our mRNA platform; • reviewing, evaluating and advising the Board regarding potential new modalities and strategies to expand the utility of existing modalities; and • reviewing and advising the Board regarding our overall intellectual property strategies.

The Science and Technology Committee was formed in December 2022 to provide additional oversight of matters related to the Company's platform technology and investments and its intellectual property strategy.

Board and Committee Meetings

Each director is expected to make reasonable efforts to attend all Board and applicable committee meetings. Attendance is taken into account by the Nominating and Corporate Governance Committee and the Board when they assess directors for re-nomination to the Board. Each director is also expected to attend our annual stockholder meetings, and all of our directors attended the 2022 Annual Meeting of Stockholders.

The full Board of Directors met ten times in formal meetings during 2022, in addition to holding frequent calls and informal sessions. Each director attended (virtually or in person) at least 95% of the aggregate meetings of the Board (held while such person was a director) and meetings held by all committees of the Board on which such person served.

The non-management directors meet at regularly scheduled executive sessions without management participation. The Chair of the Board is an independent director and presides at all meetings. If the Chair of the Board is not independent, then the director who presides at these meetings will be chosen by the non-management directors.

Board Self-Evaluation

Pursuant to our Corporate Governance Guidelines, our Board has committed to conduct a self-evaluation at least annually to assess whether the Board and its committees are functioning effectively. Our Board committees conduct self-evaluations periodically to assess whether they are functioning effectively. Any such evaluation will consider the performance of the Board or the committee, as the case may be, as a unit (rather than the performance of any individual director). The Nominating and Corporate Governance Committee oversees our annual self-evaluation process.

In 2022, the Board's self-evaluation was conducted by an independent third-party who conducted individual interviews with each director regarding the Board's operations. The results of this feedback are in the process of being implemented, and will be further developed with the full Board in 2023. In the past, these self-evaluations have informed decisions regarding Board operations and Board composition, which have been acted upon by the Nominating and Corporate Governance Committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation and Talent Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation and Talent Committee.

Director Onboarding

Moderna conducts an orientation program for each new director to familiarize that individual with our business and strategic plans, key policies and practices, principal officers and management structure, auditing and compliance processes, and Code of Business Conduct and Ethics.

How to Contact the Board

Any person who wishes to contact the Board can do so:

- By e-mail to ir@modernatx.com; or
- By reaching our Corporate Secretary as described on page 82 under "Information about the 2023 Annual Meeting of Stockholders—How can I contact the Corporate Secretary?".

Any person who has a concern about Moderna's conduct, including with respect to accounting, internal controls, or auditing matters, may, in a confidential or anonymous manner, communicate that concern to our Compliance Officer:

- By e-mail to ComplianceOfficer@modernatx.com (anonymity cannot be maintained);

- In writing (which may be done anonymously), by mail to Moderna, Inc., Attention: Compliance Officer, 200 Technology Square, Cambridge, Massachusetts 02139;
- Online at https://moderna.whispli.com/compliancehotline (which may be done anonymously); or
- By calling the Compliance Hotline at 844-971-2551.

Any person who wishes to communicate directly with the Audit Committee may do so through the channels mentioned above, directing their communication to the attention of the Chair of the Audit Committee.

Stockholder Recommendations for Director Nominations

The Nominating and Corporate Governance Committee welcomes recommendations from stockholders for director nominees. These nominees will be evaluated in the same manner as nominees that come to the committee's attention from other sources.

To recommend a director nominee, a stockholder should send the following information to our Corporate Secretary as described on page 82 under "Information about the 2023 Annual Meeting of Stockholders—How can I contact the Corporate Secretary?":

- such stockholder's name and address of record;
- a representation that such stockholder is a record holder of the Company's securities, or if the stockholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended (the Exchange Act);

- the nominee's name, age, business and residence address;
- the educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full years of the nominee;
- a description of the qualifications and background of the nominee, which address the minimum qualifications and other criteria for Board membership approved by the Board;
- a description of all arrangements or understandings between the stockholder and the nominee; and
- all information relating to such nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected).

The Nominating and Corporate Governance Committee may seek further information from or about the stockholder making the recommendation and the director nominee, including information about all business and other relationships between the director candidate and the stockholder. Any stockholder recommendation for a director nominee must be submitted to the Company not less than 120 calendar days prior to the date on which the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting.

To comply with the universal proxy rules, stockholders who intend to solicit proxies for the Company's 2024 annual meeting of stockholders in support of director nominees other than the Company's nominees must provide notice by the same deadline as described below under "Information about the 2023 Annual Meeting of Stockholders—What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors—Proposal that will not be included in our proxy statement." Such notice must include the information required by Rule 14a-19(b) under the Exchange Act.

Director Compensation

Annual Cash Retainers

Effective October 1, 2022, our non-employee directors are eligible to receive the following cash retainers, which are pro-rated for partial-year service or time as Committee chairs, and are paid quarterly:

Annual Retainer for service on the Board of Directors	$ 80,000
Additional Annual Retainer for service as:	
Non-Executive Chairman of the Board of Directors	$ 50,000
Committee Chair	$ 20,000

The compensation program currently in effect was adopted to simplify our non-employee director pay programs by eliminating Committee fees and to adopt a flat fee for chairing each Committee. The change was adopted to recognize that most of our directors serve on multiple Committees and many devote significant time to the Company outside of formal Board and Committee meetings, but that Committee chairs in particular dedicate significant time to oversight of their Committees.

During 2022 and until October 1, 2022, our non-employee directors were eligible to receive the following cash retainers, which were pro-rated for partial years of service or time on Committees:

Annual Retainer for service on the Board of Directors	$ 60,000
Additional Annual Retainer for service as:	
Non-Executive Chairman of the Board of Directors	$ 65,000
Chair of the Audit Committee	$ 25,000
Member of the Audit Committee (other than Chair)	$ 12,000
Chair of the Compensation & Talent Committee	$ 20,000
Member of the Compensation & Talent Committee (other than Chair)	$ 10,000
Chair of the Nominating and Corporate Governance Committee	$ 15,000
Member of the Nominating and Corporate Governance Committee (other than Chair)	$ 7,500
Chair of the Product Development Committee	$ 15,000
Member of the Product Development Committee (other than Chair)	$ 10,000

Equity Grants

Upon initial election to our Board of Directors, each non-employee director is granted an equity award with an aggregate targeted grant date fair value of $400,000 (the Initial Grant). Beginning in April 2021, 75% of the value of each Initial Grant is delivered in stock options, and the remaining 25% of the Initial Grant is delivered in restricted stock units (RSUs). The stock option and RSU portions of the Initial Grant vest in full on the one-year anniversary of the grant date if the recipient has continuously served as our director for that year.

On the date of each annual meeting of stockholders, each continuing non-employee director is granted an equity award with an aggregate targeted grant date fair value of $425,000 (the Annual Grant). Beginning in April 2022, the value of each Annual Grant may be delivered solely as stock options or in the form of a mix of RSUs and stock options as chosen by each non-employee director, provided that no more than 25% of such value may be delivered in the form of RSUs. The option and RSU portions of the Annual Grant vest in full on the earlier of the one-year anniversary of the grant date and the next annual meeting of stockholders, if the recipient has continuously served as a director through the applicable vesting date.

The stock option portion of each director equity grant has an exercise price per share equal to the closing price of a share of Moderna's common stock on the date of grant, and an expiration period of ten years from the grant date. The number of stock options granted for any director equity grant is determined by dividing the value attributable to the stock option award by the product of (i) the average closing stock price over the preceding 20-trading days up to and including the last trading day immediately preceding the grant date and (ii) the Black-Scholes ratio, which is calculated using the Black-Scholes value of a stock option on the grant date divided by the closing stock price on the effective date of grant. The number of RSUs granted for any director equity grant is determined by dividing the value attributable to the RSU award by the average closing stock price over the preceding 20-trading days up to and including the last trading day immediately preceding the grant date. If a new non-employee director joins our Board of Directors between annual meetings of stockholders, then such non-employee director will be granted a pro-rata portion of the Annual Grant based on the time between such director's appointment and our next annual meeting of stockholders. The director equity grants are subject to full accelerated vesting upon a "sale event," as defined in the Company's 2018 Stock Option and Incentive Plan (the 2018 Stock Plan).

Other Compensation Details

The aggregate amount of cash and equity compensation paid to any non-employee director in a calendar year may not exceed $1,500,000 for the first year of service and $1,000,000 for each year of service thereafter (or such other limits as may be set forth in the 2018 Stock Plan or any similar provision of a successor plan).

Employee directors receive no additional compensation for their service as a director. We reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our Board of Directors or any committee thereof. We have in the past provided, and may in the future provide, security services to our directors.

Non-Employee Director Stock Ownership Policy

Our Stock Ownership Policy provides that on or before December 31, 2024, or the fifth anniversary of an individual director's appointment to the Board (whichever is later) each non-employee director must own shares of Moderna's common stock equal to at least six times the amount of the annual cash retainer paid for regular service on the Board, exclusive of committee fees (i.e., $480,000 of Moderna stock). For more information, see "Equity-Related Policies and Practices—Non-Employee Director and Executive Officer Stock Ownership Policy," below.

Non-Employee Director Compensation Table

The following table provides information regarding the total compensation that was earned by or paid to each of our non-employee directors during the year ended December 31, 2022. Mr. Bancel, our Chief Executive Officer, did not receive any additional compensation for his service as a director. Mr. Bancel's compensation is discussed in the Compensation Discussion and Analysis, which begins on page 36. The amounts below for Option Awards and Stock Awards reflect the grant date fair value of these awards, which, together, are lower than the target value due to the fact that the number of RSUs and stock options granted was calculated based upon the 20-trading day average closing price prior to grant, as described under "—Equity Grants," above.

Name	Fees Earned or Paid in Cash	Stock Awards[1][2]	Option Awards[1]	All Other Compensation	Total
Noubar Afeyan, Ph.D.[3]	$ 150,000	$ —	$ 382,295	$ 1,844[4]	$ 534,139
Stephen Berenson[5]	94,000	95,488	286,703	—	476,191
Sandra Horning, M.D.[6]	81,250	95,488	286,703	—	463,441
Robert Langer, Sc.D.[7]	70,625	—	382,295	—	452,920
Elizabeth Nabel, M.D.[8]	78,125	95,488	286,703	—	460,316
François Nader, M.D.[9]	85,000	—	382,295	—	467,295
Paul Sagan[10]	82,125	—	382,295	—	464,420
Elizabeth Tallett[11]	96,250	—	382,295	—	478,545

(1) *The amounts reported represent the aggregate grant date fair value of the stock options and RSUs, respectively, awarded to the non-employee directors in the year ended December 31, 2022, calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the equity awards reported in these columns are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2022 included in our Annual Report. The amounts reported in these columns reflect the grant date fair value for each award, and, together, differ from the targeted amounts for the Annual Grant of $425,000, due to the fact that a 20-day averaging convention is used for calculating the number of RSUs and stock options granted. The amounts reported in this column reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by the non-employee directors upon the exercise of the stock options or any sale of the underlying shares of common stock.*

(2) As of December 31, 2022, each non-employee director who selected RSUs as part of their annual equity award held 670 unvested RSUs.

(3) As of December 31, 2022, Dr. Afeyan held outstanding options to purchase a total of 164,934 shares of our common stock, 159,519 of which were vested. Dr. Afeyan is affiliated with Flagship Pioneering, Inc. and prior to 2018, Flagship Pioneering, Inc. was granted equity for Dr. Afeyan's service on our Board of Directors. As of December 31, 2022, Flagship Pioneering, Inc. held options to purchase a total of 33,116 shares of our common stock that were issued for such service. See "Security Ownership of Certain Beneficial Owners and Management" for additional information regarding Flagship Pioneering's and its affiliated entities' beneficial ownership of our common stock.

(4) The amount reported represents incremental costs borne by the Company for the provision of security services to Dr. Afeyan in response to the heightened threat environment faced by individuals associated with our Company as we have developed our COVID-19 vaccine.

(5) As of December 31, 2022, Mr. Berenson held options to purchase a total of 163,580 shares of our common stock, 159,519 of which were vested.

(6) As of December 31, 2022, Dr. Horning held options to purchase a total of 43,608 shares of our common stock, 39,547 of which were vested.

(7) As of December 31, 2022, Dr. Langer held options to purchase a total of 293,502 shares of our common stock, 288,087 of which were vested.

(8) As of December 31, 2022, Dr. Nabel held options to purchase a total of 9,281 shares of our common stock, 5,220 of which were vested.

(9) As of December 31, 2022, Dr. Nader held options to purchase a total of 62,275 shares of our common stock, 56,860 of which were vested.

(10) As of December 31, 2022, Mr. Sagan held options to purchase a total of 119,185 shares of our common stock, 113,770 of which were vested.

(11) As of December 31, 2022, Ms. Tallett held options to purchase 33,315 shares of our common stock, 27,900 of which were vested.

Certain Relationships and Related Party Transactions

Other than the ordinary course compensation agreements described under the sections entitled "Director Compensation" and "Compensation Discussion and Analysis" and the transactions described below, since the beginning of the fiscal year ended December 31, 2022, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of Moderna's capital stock, or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Agreements With Our Stockholders

Investor Rights Agreement

Prior to our IPO, we entered into a second amended and restated Investor Rights Agreement with certain of our stockholders. The Investor Rights Agreement provides the holders of approximately 47.3 million shares of our common stock rights with respect to the registration of those shares under the Securities Act of 1933, as amended (the Securities Act), including demand registration rights, short-form registration rights, and piggyback registration rights.

Demand registration rights

Certain holders of our common stock are entitled to demand registration rights. We will be required, upon the written request of a majority of holders of these shares of our common stock to file a registration statement and to use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only two registrations upon the request of a majority of holders.

Short-form registration rights

Certain holders of our common stock are entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-3, then upon the written request of 20% in interest of these holders to sell registrable securities at an aggregate price of at least $2.5 million, we will be required to use commercially reasonable efforts to effect a registration of such shares. We are required to effect only two registrations in any twelve-month period.

Piggyback registration rights

If we register any of our securities, either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, Moderna and the underwriters may limit the number of shares included in the underwritten offering to the number of shares that we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Expiration of registration rights

The demand registration rights and short-form registration rights granted under the Investor Rights Agreement will terminate on the earlier to occur of December 11, 2023, or, as to each holder, at such earlier time that such holder (i) can sell all shares held by it in compliance with SEC Rule 144(b)(1)(i) or (ii) holds 1% or less of our common stock, and all registrable securities held by such holder can be sold in any three-month period without registration in compliance with Rule 144 under the Securities Act.

Indemnification Agreements

We have entered into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals, to the maximum extent allowed under Delaware law, for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts they reasonably incur in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of Moderna or that person's status as a member of our Board of Directors.

Policies for Approval of Related Party Transactions

We have adopted a written policy providing that our Audit Committee is responsible for reviewing and overseeing related party transactions. For purposes of this policy, a related person is defined as (i) any Moderna director or executive officer, (ii) any director nominee, (iii) security holders known to us to beneficially own more than five percent of any class of Moderna's voting securities, or (iv) the immediate family members of any of such persons. In reviewing any related party transaction, the Audit Committee will take into account, among other factors that it deems appropriate, whether the transaction is on terms no less favorable to Moderna than terms generally available in a transaction with an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction.

ESG Topics

At Moderna, our Environmental, Social and Governance (ESG) strategy and corporate social responsibility program are built on a foundation of integrity, quality and respect. These values provide a foundation for us to build and support long-term programs that demonstrate our commitment to patients, employees, the environment and our local communities. Our Nominating and Corporate Governance Committee oversees ESG matters and practices. The committee reports to the full Board on ESG matters and our progress on sustainability initiatives. Our Chief Legal Officer, reporting to our CEO, leads our ESG strategy, with Executive Committee members overseeing additional elements of particular ESG initiatives. Included below is a description of several topics that we view as key to promoting our long-term value and impact. In June 2022, we published our first ESG Report, which provides further detail on these initiatives. Our ESG Report can be found on our website at http://www.modernatx.com under the "Responsibility—Corporate policies" section. We anticipate providing ongoing updates to our investors and other stakeholders through these reports at least annually. Additionally, we hosted our first ESG Day in November 2022, where we discussed with investors our corporate mission and key focus areas for our corporate responsibility framework.

Medicines for Patients

Moderna's mission is to deliver the greatest impact to people through mRNA medicines. Our priority as a company that has recently launched its first commercial product is to continue to accelerate the development of safe and effective mRNA medicines. To do so, we undertake sustained, long-term investment in technology creation. We expect our ongoing investment in preclinical and clinical research and development to help us continue to advance potentially life-changing therapeutics and vaccines where there are few or, in many cases, no treatment options for patients. These areas include infectious disease vaccines, public health vaccines and rare disease indications.

Our Global Public Health Strategy

In 2022, we articulated our global health strategy, which is centered on three key pillars: developing vaccines against priority pathogens, mRNA Access™ and regional manufacturing. We have committed to advance vaccines targeting at least 15 priority pathogens that threaten global health into clinical studies by 2025, focusing on diseases that significantly impact low- and middle-income countries. Our mRNA Access program enables researchers around the world to utilize our mRNA technology platform to pursue research in their own labs on emerging and neglected infectious diseases. In addition, we are working to build manufacturing capability globally to provide for local sources of mRNA medicines, in part to prepare for future pandemics. Further detail on our global health strategy is included in our ESG Report.

Key Pillars of our Global Public Health Strategy



Priority Pathogens | mRNA Access™ | Regional Manufacturing

Promoting Vaccine Access

We are committed to ensuring that low- and middle-income countries have access to our COVID-19 vaccine to meet demand in those countries. We demonstrated this commitment by entering into a supply agreement with COVAX to supply up to 650 million doses of our COVID-19 vaccine through 2022. We also contracted to supply up to 110 million vaccine doses to the African Union. We made significant investments to make production of those vaccines possible; however, COVAX and the African Union ultimately declined most doses due to a lack of demand. Ultimately, we released COVAX from their contractual commitment to purchase the COVID-19 vaccines, and we entered into a new framework agreement for up to 100 million doses for 2023.

In 2022, as part of our continued support for achieving global health equity, and to further underscore our commitment to low- and middle-income countries, we updated our COVID-19 patent pledge to provide that we will never enforce our patents for COVID-19 vaccines against manufacturers in 92 low- and middle-income countries in the Gavi COVAX Advance Market Commitment, provided that the manufacturers produce vaccines solely for use in those countries. In non-AMC 92 countries, we remain willing to license our technology for COVID-19 vaccines to manufacturers in those countries on commercially reasonable terms, which will enable us to continue to invest in research to develop new vaccines, prepare for the next pandemic and meet other pressing areas of unmet medical need.

Further demonstrating our dedication to vaccine access, we have committed to build a state-of-the-art

mRNA manufacturing facility in Kenya to provide a local source of mRNA medicines for the African continent, in part to prepare for future pandemics. Once fully operational, we expect this facility will be able to produce up to 500 million doses of vaccine annually at the 50 μg dose level.

Medicines for Rare Diseases

Our pipeline includes potential therapeutics to address rare diseases, such as propionic acidemia, methylmalonic acidemia, phenylketonuria, glycogen storage disease type 1a, and autoimmune diseases that have not been addressed through traditional approaches. Partnerships with Vertex Pharmaceuticals and the Chiesi Group aim to address cystic fibrosis and pulmonary arterial hypertension, respectively. Additionally, we are collaborating with the Institute for

Life Changing Medicines (ILCM) to develop an mRNA therapeutic for Crigler-Najjar Syndrome Type 1 (CN-1), an ultra-rare disease with only an estimated 70-100 known cases in the world. The goal of the collaboration is to make an mRNA therapy for the treatment of CN-1 available at no cost to patients. We have licensed our mRNA therapeutic to ILCM with no upfront fees or downstream payments. ILCM is responsible for the clinical development of the therapeutic.

Clinical Trial Diversity

We are committed to increasing diversity in our clinical trials by identifying the barriers that currently impede inclusion, and implementing approaches to more efficiently identify, engage, recruit and retain study participants from racial and ethnic minority communities and vulnerable populations. When we recognized minority under-representation in the Phase 3 study of mRNA-1273, our original COVID-19 vaccine, we decided to slow down the overall study enrollment to ensure diverse representation. At the conclusion of

enrollment, the study included more than 11,000 participants from communities of color, representing 37% of the study population. For the Phase 3 clinical trial of our cytomegalovirus (CMV) vaccine candidate, we set a goal of enrolling a diverse group of participants, including approximately 42% of participants in the U.S. representing persons of color. Similarly, for the Phase 3 clinical trial of our RSV vaccine candidate, we set a goal of enrolling approximately 31% participants in the U.S. representing persons of color.

Climate Change and the Environment

At Moderna, we are building a company that seeks to drive change through what we make and how we make it. We believe that ensuring the health of our planet is critical to impacting human health, and that it is our responsibility to grow our company in a way that protects the planet and minimizes our impact on the environment. As a relatively young commercial company, we have an opportunity to grow in a way that puts the protection of the environment as a key consideration in the design of new facilities, processes and products. As we continue to expand our manufacturing capabilities, we are committed to making sustainability a key priority in the design of these new facilities, working with partners to create a value chain that minimizes impact to the environment.

We have set a goal of achieving net-zero carbon emissions globally by 2030 for our Scope 1 and 2 emissions. We are also committed to defining a carbon reduction target for Scope 3 that is consistent with the Science-Based Targets Initiative. During 2022, we conducted a review of our greenhouse gas emissions

for 2021, and calculated that our Scope 1 emissions were 9,555 metric tons of CO_2 equivalent, and our Scope 2 emissions were 7,233 metric tons of CO_2 equivalent, using location-based emissions methodology. Using market-based emissions methodology, our Scope 2 emissions were 47 metric tons of CO_2 equivalent. We are making progress on key environmental initiatives, including:

- Establishing baseline metrics including energy, waste and water to inform the creation and implementation of a comprehensive environmental sustainability program;
- Developing a comprehensive renewable energy strategy;
- Incorporating sustainable design and construction elements into all new projects, starting with our new manufacturing plants in Canada, Australia, the U.K. and Kenya, including access to renewable energy sources and LEED Certifications as part of site selection criteria;

- Encouraging green transportation among our employees by offering fully subsidized public transport, bike sharing and free electric vehicle charging stations across all campuses; and

- Working with each of our key suppliers to align on actions to move to net-zero carbon and partnering across industries to seek innovative solutions and achieve net-zero targets.

Our Cambridge headquarters is located in a LEED-certified building, and the Moderna Technology Center, located in Norwood, Massachusetts, was designed to incorporate many LEED energy efficient design elements when it was first opened in 2018, and it will continue to do so as we expand. In addition, we are investing in our new Moderna Science Center in Cambridge, Massachusetts, to create a purpose-built space to support our next chapter of discovery and serve as our principal executive offices. The high-performance building is targeting LEED Platinum Core & Shell and LEED Zero Energy certifications. The building will include ultra-efficient building systems with acoustical and light pollution mitigation measures. Further detail on our efforts to minimize waste and our impact on the environment are included in our ESG Report.

Human Capital Management

We had approximately 3,900 full-time employees as of December 31, 2022, representing a substantial increase from 2,700 full-time employees as of the end of the prior year. We have undertaken significant hiring of talent to facilitate manufacturing of our COVID-19 vaccine, in addition to building out our research and development, commercial and regulatory organizations. While much of this hiring has occurred at our headquarters in Cambridge, Massachusetts and our manufacturing campus in Norwood, Massachusetts, we also continued to increase our hiring elsewhere in the United States and internationally during 2022. At year-end, we had employees in 17 countries around the world, with a presence in North America, Europe and the Asia-Pacific region. To support our growth as we build out our commercial and regulatory capabilities, we have focused our hiring on talent with experience at other pharmaceutical companies, particularly as we fill roles to facilitate our operations and commercial activities in markets around the globe. We have also continued to hire talent to support our research and clinical capabilities across our entire pipeline.

As an organization, we are bold, collaborative, curious and relentless. These values are underpinned by a core set of what we call "basecamp" values—integrity, quality, respect. Additionally, with the continued rapid growth of our Company, we articulated the Moderna Mindsets in late 2021. The Moderna Mindsets define how we behave, how we lead and how we make decisions. We believe the Mindsets will be integral to our future success, and we are working to integrate them into every facet of how we identify, onboard, grow and manage the highest impact talent. Our employees participate in the Mindsets Workshops, which is an interactive, full-immersion learning experience designed to provide the opportunity to engage with, better understand and learn how to apply the Mindsets in the workplace. We have also rolled out a new coaching and development program for our senior leaders that is based on our Mindsets. This program represents a significant investment in our growing senior leader cohort, providing every senior leader with individualized coaching to help them become stronger leaders for Moderna's future.



OUR MINDSETS

We act with urgency

We pursue options in parallel

We accept risk

We push past possible

We behave like owners

We act with dynamic range

We obsess over learning

We pivot fearlessly

We question convention

We remove viscosity

We prioritize the platform

We digitize everywhere possible

We operate in a highly competitive environment for talent, particularly as we seek to attract and retain talent with experience in the biotechnology and pharmaceutical sectors. Our workforce is highly educated, and as of December 31, 2022, 48% of our employees hold Ph.D., Doctorate, M.D., J.D., or Master's degrees. Among our employees, 50% are female. Among our leadership (which we define as employees at the vice president level and above), as of December 31, 2022, approximately 41% are female, a slight increase from the prior year. 41% of our U.S. employees identify as racially or ethnically diverse as of December 31, 2022, a slight increase from the prior year. In 2022, we engaged an independent third-party to conduct a statistical pay equity analysis, which showed zero statistically significant differences in pay across gender globally and across gender, race and ethnicity in the United States.

We believe that our strength comes from our diversity, and we are committed to building a culture of inclusion and belonging for all. In 2022, we continued to act on our commitment to belonging, inclusion and diversity by, among other things:

- increasing our monitoring and reporting of company-wide gender and ethnicity data;
- including a belonging, inclusion and diversity focus in every employee engagement survey;
- continuing to invest in our Employee Resource Groups, which are voluntary, employee-led groups that harness the power of belonging in service to our people, our Company and the community at large;
- joining the Disability:IN Inclusion Works Program, an initiative that assists employers in all aspects of disability inclusion at work; and
- conducting diversity-related events, celebrations and learning opportunities for all employees throughout the year.

To help promote alignment between our employees and our shareholders, all employees participate in our equity programs through the receipt of equity grants, and the percentage of equity as a component of overall pay mix increases with seniority. We believe that in addition to incentivizing growth that leads to shareholder value, broad eligibility for our equity programs helps promote employee retention as these awards generally vest over a four-year period and embed our "We Act Like Owners" mindset.

We believe that our employees are highly engaged, and our company and team have been publicly recognized for our leadership, innovation and good corporate citizenship. Science magazine has ranked us as a top employer for each of the last eight years. Additionally, in 2022, *Biospace* ranked us the number one large employer in its 2023 Best Places to Work in Biopharma report. We measure employee engagement through a vendor-supplied engagement software, using validated external benchmarks to track employee engagement factors.

Community

We launched the Moderna Charitable Foundation in 2022 to support organizations and causes promoting public health and access to quality healthcare, advancing scientific education and innovation, supporting local and global communities, and advocating for inclusion and diversity, with a particular focus on needs that were created or exacerbated by the COVID-19 pandemic. We aspire toward a long-lasting impact by grant-making to support organizations that align with our mission, philanthropic giving to provide support during humanitarian crises, and employee matching to enable our people to support causes that matter most to them. During 2022, the Moderna Charitable Foundation made grants totaling approximately $7.8 million to local and global non-profit organizations working on causes aligned with the Foundation's mission. More than 50% of grants made in 2022 were aimed at building more resilient healthcare systems and improving the quality of healthcare in Africa, including grants to Seed Global Health, the International Rescue Committee, and Amref Health Africa. Additionally, in 2022, the Foundation matched monetary donations that employees made to qualified charitable organizations.

As a company, we encourage individual employee volunteerism by providing our people with paid time off to volunteer at the organizations of their choice. During our fourth annual Volunteer Week in 2022, hundreds of Moderna team members participated in organized activities across six countries to make a substantial impact with community partners around the world.

In 2021, we launched the Moderna Research Fellowship program to support the next generation of scientists and healthcare professionals as they innovate in the field of mRNA research towards improving patient care and population health. In 2022, the fellowship program selected 35 global fellows, with a focus on infectious diseases.

Management

Set forth below are the biographies for our current Executive Committee members. These individuals are critical to Moderna's success and are responsible for leading our company to its next stage of development.



Age: **50**

Joined Moderna and in current role since October 2011

Stéphane Bancel, Chief Executive Officer

Professional background

Before joining Moderna in October 2011, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. From July 2000 to March 2006, he served in various roles at Eli Lilly and Company, including as Managing Director, Belgium, and as Executive Director, Global Manufacturing Strategy and Supply Chain. Prior to Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux. He is currently a Venture Partner at Flagship Pioneering.

Education
- École Centrale Paris, Master of Engineering
- University of Minnesota, Master of Science in chemical engineering
- Harvard Business School, M.B.A.



Age: **58**

Joined Moderna in August 2017 and in current role since January 2023

Juan Andres, President, Strategic Partnerships and Enterprise Expansion

Professional background

Served as Moderna's Chief Technical Operations and Quality Officer from August 2018 until December 31, 2022. Novartis AG from 2005 to 2017, in various roles of increasing responsibility, including Global Head of Technical Operations (Manufacturing and Supply Chain), Global Head of Quality, and Global Head of Technical Research and Development. Eli Lilly and Company from 1987 to 2005, in various manufacturing, production, and quality roles, including Vice President, Pharmaceutical Manufacturing. Member of the Board of Directors of Evelo Biosciences, Inc. since December 2019, and of Avantor, Inc. since September 2019.

In February 2023, we announced that Mr. Andres will retire from Moderna at the end of May 2023.

Education
- Universidad de Alcalá in Spain, degree in pharmacy



Age: **57**

Joined Moderna in October 2022 and in current role since January 2023

Jerh Collins, Chief Technical Operations and Quality Officer

Professional background

Novartis from 1993 to 2022, most recently as Chief Culture Officer. During his nearly 30 years at Novartis, Mr. Collins held roles of increasing responsibility focused on pharmaceutical production and manufacturing, including roles serving as Head of Global Chemical Operations and Anti-Infectives and as Head of Global Chemical Operations.

Education
- University College Cork, Bachelor of Science in chemistry
- University College Cork, Ph.D. in organic chemistry



Age: **57**

Joined Moderna and in current role since July 2021

Kate Cronin, Chief Brand Officer

Professional background

Ogilvy Health from 2004 to 2021, in various roles, most recently as Global CEO. Prior to her role as CEO, Ms. Cronin held numerous roles including Global Managing Director, Managing Director of Ogilvy Public Relations' New York office, and Co-President of Ogilvy Health in the United States. At Ogilvy, Ms. Cronin led integrated campaigns for the firm's largest long-term health clients including BMS, Boerhringer Ingelheim, Merck and Pfizer. Prior to Ogilvy, Ms. Cronin was a partner at Porter Novelli.

Education
- Smith College, B.A. in biology



Age: **43**

Joined Moderna and in current role since October 2019

Tracey Franklin, Chief Human Resources Officer

Professional background

Merck & Co. from 2004 to October 2019 in positions of increasing responsibility, including most recently Vice President, HR Chief Talent and Strategy Officer. Ms. Franklin's previous leadership roles included responsibility for HR for all divisions in the European region, head of HR for the U.K. and Ireland subsidiaries of Merck, and HR Operations leader responsible for HR program implementation across Merck's global footprint. She was based in Switzerland, the U.K. and the U.S.

Education
- Pennsylvania State University, B.A. in communication arts and sciences
- Fairleigh Dickinson University, Masters in industrial and organizational psychology



Age: **44**

Joined Moderna and in current role since May 2022

Arpa Garay, Chief Commercial Officer

Professional background

Merck & Co. from 2006 to 2022, most recently as Chief Marketing Officer for Merck's Human Health business. Prior to this role, Ms. Garay served in a number of positions including president of global oncology and digital.

Education
- Massachusetts Institute of Technology, B.S. in economics



Age: **47**

Joined Moderna in January 2013, and in current role since February 2015

Stephen Hoge, M.D., President

Professional background

McKinsey & Company from 2005 to 2012, in roles of increasing responsibility, most recently as a Partner and a leader in the firm's healthcare practice. Dr. Hoge was a resident physician from 2004 to 2005 at New York University/Bellevue Hospital.

Education
- Amherst College, B.A. in neuroscience
- University of California, San Francisco, M.D.



Age: **51**

Joined Moderna and in current role since June 2021

Shannon Thyme Klinger, Chief Legal Officer and Corporate Secretary

Professional background

Novartis from 2008 to 2021, in roles of increasing responsibility, most recently as Chief Legal Officer and a member of the Novartis Executive Committee. While at Novartis, Ms. Klinger also served as the Chief Ethics, Risk and Compliance Officer and in other senior leadership roles, including as Chief Ethics and Compliance Officer and Global Head of Litigation, and Global Head of Legal at Sandoz, a Novartis division. Prior to her time at Novartis, Ms. Klinger was a partner with Alston & Bird.

Education
- University of Notre Dame, B.A. in psychology
- University of North Carolina at Chapel Hill, J.D.



Age: **50**

Joined Moderna and in current role since January 2023

Brad Miller, Chief Information Officer

Professional background

Capital One from 2021 to 2023 as Executive Vice President, Chief Technology Officer. Previously, Mastercard from 2017 to 2021 as Executive Vice President, Operations and Technology; Citi from 2015 to 2017 as Managing Director, Head of Global Digital and Cloud Technology; and Amazon, in roles of increasing responsibility.

Education
- University of Waterloo, B.S. in human factors
- University of Nottingham, M.S. in human computer interaction in systems engineering



Age: **46**

Joined Moderna and in current role since September 2022

James Mock, Chief Financial Officer

Professional background

PerkinElmer from 2018 to 2022 as Senior Vice President and Chief Financial Officer. Mr. Mock joined PerkinElmer from General Electric, where he served in a number of positions between 1999 and 2018, most recently as Vice President Corporate Audit Staff.

Education

- St. Lawrence University, B.A. in economics

Proposal No. 2 Non-binding Advisory Vote to Approve the Compensation of our Named Executive Officers

Our Board of Directors is committed to excellence in governance. Consistent with good governance practices and the requirements of the Dodd-Frank Act, stockholders have the opportunity to approve, on a non-binding, advisory basis, the compensation of Moderna's named executive officers. This is commonly known as a "say on pay" proposal.

The say on pay proposal is not intended to address any specific item of compensation or the compensation of any particular officer, but rather the overall compensation of our named executive officers and our compensation philosophy, policies, and practices discussed in this proxy statement. The compensation of our named executive officers is disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related narrative disclosure contained in this proxy statement. As discussed in these disclosures, we believe that our compensation policies and decisions are based on principles that reflect a "pay-for-performance" philosophy and are strongly aligned with our stockholders' interests and consistent with current market practices. Our executive compensation program is designed to enable us to attract and retain talented and experienced executives to lead us successfully in a competitive environment.

We are asking our stockholders to vote for the following resolution:

"RESOLVED, that the Company's stockholders approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

Before you vote, we recommend that you read the Executive Compensation section that follows for complete information on our executive compensation programs and philosophy.

This vote is advisory, and therefore not binding on Moderna, the Board of Directors, or the Compensation and Talent Committee. However, our Board of Directors and Compensation and Talent Committee value your opinion and intend to consider the outcome of the vote when making compensation decisions in the future.

Vote Required

This proposal will be approved if it receives an affirmative vote of a majority of the votes properly cast. If you ABSTAIN from voting on Proposal No. 2, the abstention will have no effect on the results of this vote.

✓ **The Board of Directors recommends a vote "FOR" approval, on a non-binding, advisory basis, of the compensation of the Company's Named Executive Officers.**

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation program and the 2022 compensation for our named executive officers (our NEOs). This Compensation Discussion and Analysis should be read with the compensation tables and related disclosures for our NEOs.

Executive Summary

Moderna is pioneering messenger RNA (mRNA) therapeutics and vaccines to deliver the greatest possible impact to people through mRNA medicines. Our mRNA platform builds on continuous advances in basic and applied mRNA science, delivery technology and manufacturing, providing the Company the capability to pursue in parallel a robust pipeline of new development candidates. We are developing therapeutics and vaccines for infectious diseases, immuno-oncology, rare diseases, autoimmune and cardiovascular diseases, independently and with strategic collaborators.

2022 was a pivotal year for Moderna. We launched updates to our COVID-19 vaccine and continued to advance an extensive research pipeline across multiple modalities. Highlights included:

- We delivered again in the fight against COVID-19 with two authorized Omicron-targeting bivalent vaccines, mRNA-1273.214 and mRNA-1273.222, bringing the latter to market in less than two months. Today, our COVID-19 vaccines have been approved in more than 70 countries as we continue to build our respiratory vaccines franchise.
- Our platform technology also delivered the world's first-ever mRNA cancer treatment to show efficacy in a randomized Phase 2 study. By making an individualized medicine for each unique patient, we are pioneering a new frontier in the fight against cancer. And in another important advancement this year, we are seeing early promise in two rare disease programs.
- We also made important progress on advancing our respiratory vaccine candidates, advancing first-in-class vaccines against key latent viruses, and advancing our pipeline of therapeutics based on

mRNA-encoded proteins and mRNA-encoded gene editing enzymes.

During 2022, we performed well on our corporate objectives, positioning the Company to continue executing on its strategic plan to deliver for patients. These corporate objectives for 2022 were:

1. Continue to scale our owned and partnered global manufacturing capabilities to maximize the production of our COVID-19 vaccine, deliver on our commercial execution plans, and ultimately optimize our impact on human health.

2. Advance our strategy for disrupting the respiratory vaccines business, starting in older adults.

3. Capitalize on the opportunity in complex antigen vaccines and execute on demonstrating proof of concept in multiple therapeutic settings.

4. Seamlessly advance platform technology from innovation to scale and implementation in vaccine and therapeutic programs across the scientific organization.

5. Act responsibly towards our patients, employees, and communities.

In designing our annual corporate objectives, we focus on those shorter-term milestones that we believe will help us move closer to bringing new mRNA medicines to patients. Our Executive Committee members are also granted performance-based restricted stock units (PSUs) with three-year performance periods that maintain focus on our long-term strategy. Stock options help reinforce the long-term orientation of our executives as they have a four-year vesting period and expire after ten years, and only convey value if our stock price appreciates. We believe this general design, which focuses on long-term objectives, coupled with an ability to pivot quickly to adapt our compensation plans, has enabled us to deliver for patients and our stockholders.

Corporate Performance Highlights

Our executive compensation program seeks to incentivize and reward strong corporate performance. Highlights of our 2022 corporate performance are set forth below.

COVID-19 Vaccine

- The most heavily weighted factor in the assessment of our 2022 performance is product sales for our COVID-19 vaccine. While sales grew year-over-year by 4% to $18.4 billion, this performance fell short of our internal targets. Part of this shortfall was related to factors beyond our control, including the cancellation of orders by COVAX due to a lack of demand for which we had expected $2.8 billion in sales. Other factors, such as scaling manufacturing with contract manufacturing partners and a shift to demand for Omicron-targeting boosters, also impacted results.

- Operating income of $9.4 billion for 2022 also fell short of internal targets. Similar to product sales, a significant part of this shortfall was due to the cancellation of orders by COVAX, which increased non-standard cost of sales, and without these cancellations we estimate operating income would have been $1.7 billion higher, at $11.1 billion. Similar to sales, a shift in demand to Omicron-targeting booster and related non-standard cost of sales adversely impacted our operating income.

- In support of our access goals, we made at least 480 million doses of our COVID-19 vaccine available to low- and middle-income countries.

Advancing Our Pipeline and Science

We continued to advance our pipeline, including:

- Obtained full approval of our COVID-19 vaccine in key markets globally, as well as obtaining timely authorization of our Omicron-targeting boosters.

- Triggered the interim efficacy analysis in the Phase 3 study of our RSV vaccine in older adults.

- Advanced our late-stage respiratory vaccine pipeline by fully enrolling participants in the Phase 3 immunogenicity and safety study of our first seasonal influenza candidate, and initiated the Phase 3 efficacy study.

- Progressed several combination respiratory vaccine candidates into the clinic, including our combination vaccine candidate targeting COVID-19, influenza, and RSV.

- Announced that our personalized cancer vaccine met its primary efficacy endpoint in the Phase 2b trial, positioning it to advance to a Phase 3 trial in 2023.

Corporate

- Brought on new leaders in 2022 who will help us scale during our next phase of growth as we prepare for several upcoming new product launches.

- Expanded operations to cover 17 countries and entered into 10-year strategic agreements with Australia, Canada and the UK to bring pandemic response capabilities as well as mRNA research, development and manufacturing capabilities to these countries.

- Achieved scores above peer benchmarks for belonging in employee surveys, reflecting strong employee engagement.

- Committed to maintaining a great work environment for our employees, as exemplified by our eighth consecutive year ranked as a best company to work for by *Science* in 2022.

2022 PSU Objectives

PSUs continue to be a key element of the equity program for our Executive Committee. The 2022 PSUs have a three-year performance period, and the performance goals are aimed at the achievement of pipeline goals, establishing global certified mRNA facilities and building out digital capabilities across the organization, including for our commercial model over that time horizon. These goals include:

1. Advancing our combination respiratory vaccine strategy.
2. Diversifying our pipeline portfolio by bringing to market innovative therapeutics based on mRNA-encoded gene editing enzymes.
3. Accelerating growth by establishing manufacturing plants around the world.
4. Building out our digital capabilities across the organization, including our commercial model.

Payouts for each of the performance goals underlying the PSUs can range from 50% of the targeted number of shares for threshold performance, 100% for target performance and 200% for maximum performance.

PSUs represented 25% of the overall grant date fair value of the equity package awarded to each of our Executive Committee members, including the CEO. For the CEO, the remaining 75% of his 2022 equity award was granted in stock options, and for the rest of the Executive Committee (other than executives hired during 2022), the annual award consisted of 50% stock options and 25% RSUs.

Overview of Compensation for Our Named Executive Officers

Below is a summary of our NEOs for 2022 and a brief overview of the executive compensation actions that were taken for each of these NEOs.



Chief Executive Officer
Age: 50

Stéphane Bancel

Performance Assessment: On the basis of the recommendation of the Compensation and Talent Committee (Compensation Committee), our independent directors approved a bonus for Mr. Bancel at 120% of target, consistent with the overall corporate multiplier, based on his ongoing leadership across the business and of our executive team as we executed our strategy for 2022, which included:

- Delivering on our COVID-19 strategy by achieving the authorization of two Omicron-targeting bivalent vaccines, which led to $18.4 billion in product sales for 2022, and laying the groundwork for our shift to a commercial market
- Continuing to advance our mRNA technology and pipeline of programs, including launching several late-stage clinical trials
- Continuing to scale Moderna as a global commercial company
- Onboarding four new Executive Committee leaders during 2022 to help Moderna scale during our next phase of growth as we prepare for several upcoming new product launches
- Advancing our ESG strategy, as evidenced by the launch of our Global Public Health strategy to advance 15 priority pathogens that threaten global health by 2025, publishing our first ESG Report and hosting our first ESG Day for investors


8%
Base Salary
78%
Equity Awards
92%
At-Risk
Compensation
14%
Bonus

Salary:
$1,500,000 (50% increase over 2021)

Bonus:
$2,700,000, based on target of 150% of salary, with 120% payout, reflecting overall company performance

Equity Awards[(1)]:
$15,000,000, delivered 75% in stock options and 25% in PSUs (based on 2021 performance)



Chief Financial Officer
Age: 46

James Mock

Performance Assessment: The Compensation Committee rated Mr. Mock's individual performance factor at 100% in determining his bonus for 2022, in recognition of the following achievements:

- Driving our enterprise business transformation project to rebuild a foundation to simplify, standardize and digitize our core processes to enhance current operations, prepare for growth and enable our people
- Continuing efforts to find efficiencies with expanding the Moderna Enterprise Solution Hub (MESH) portfolio to provide services and solutions for almost all corporate functions within Moderna with processes on a global scale
- Driving Moderna's first ever acquisition of another company, Japanese DNA manufacturer, OriCiro Genomics, which will provide a critical upgrade for our development capabilities, to speed up manufacturing timelines


3%
Base Salary
13%
Signing Bonus
80%
Equity Awards
84%
At-Risk
Compensation
4%
Bonus

Salary:
$227,885 (based on $750,000 salary, pro-rated from September 6, 2022)

Signing Bonus:
$1,000,000

Pro-Rated Bonus:
$259,644, based on target of 90% of salary, with 120% payout, pro-rated based on start date, reflecting 100% individual assessment

Equity Awards[(1)]:
New hire equity award of $6,000,000, delivered 50% in stock options and 50% in RSUs

(1) Amounts shown for equity awards reflect target value, not grant date fair value. For grant date fair value, see the Summary Compensation Table on page 55.



Former Chief Financial Officer
Age: 65

David Meline

Performance Assessment: The Compensation Committee did not conduct a performance review for Mr. Meline as he retired from the Company in September 2022, following the appointment of Mr. Mock as Chief Financial Officer. Under the terms of his Executive Retirement and Strategic Consulting Agreement, Mr. Meline was paid a bonus at target, pro-rated for his time as Chief Financial Officer during the year.


9%
Base Salary
91%
At-Risk
Compensation
9%
Bonus
82%
Equity Awards

Salary:
$426,497 (based on $700,000 salary, a 13% increase over 2021, pro-rated through September 5, 2022)

Pro-Rated Target Bonus:
$428,055, based on target of 90% of salary, paid pro-rata through last date of employment as CFO

Equity Awards[(1)]:
$4,000,000, delivered 50% in stock options, 25% in RSUs and 25% in PSUs (based on 2021 performance)



President
Age: 47

Stephen Hoge, M.D.

Performance Assessment: The Compensation Committee rated Dr. Hoge's individual performance factor at 120% in determining his bonus for 2022, in recognition of the following achievements in his leadership of our clinical development programs:

- Leading clinical advancement of our COVID-19 booster efforts, resulting in the launch of two Omicron-targeting booster vaccines in less than a year
- Advancing our RSV vaccine candidate from a Phase 1 trial to a fully enrolled, 37,000-participant Phase 3 clinical trial in 13 months, with efficacy demonstrated at the first interim analysis
- Delivering Phase 2b study results demonstrating that our personalized cancer vaccine, in combination with KEYTRUDA can improve recurrence-free survival rates in patients with resected melanoma with high risk of recurrence, compared to KEYTRUDA alone


11%
Base Salary
89%
At-Risk
Compensation
16%
Bonus
73%
Equity Awards

Salary:
$1,000,000 (43% increase over 2021)

Bonus:
$1,440,000 based on target of 100% of salary, with 144% payout, reflecting 120% individual assessment

Equity Awards[(1)]:
$6,500,000, delivered 50% in stock options, 25% in RSUs and 25% in PSUs (based on 2021 performance)



President, Strategic Partnerships and Enterprise Expansion
Age: 58

Juan Andres

Performance Assessment: The Compensation Committee rated Mr. Andres' individual performance factor at 90% in determining his bonus for 2022, in recognition of the following achievements and factors:

- Overseeing the build out of manufacturing operations to support our accelerated growth
- Pivoting quickly to bring two Omicron-targeting bivalent vaccines to market, including one (mRNA-1273.222) to the market in less than two months
- Facilitating a smooth transition to our next manufacturing lead
- Addressing the challenges associated with manufacturing and supply chain in connection with the launch of COVID-19 boosters


11%
Base Salary
89%
At-Risk
Compensation
9%
Bonus
80%
Equity Awards

Salary:
$700,000 (17% increase over 2021)

Bonus:
$567,000, based on target of 90% of salary, with 90% payout, reflecting 90% individual assessment

Equity Awards[(1)]:
$5,000,000, delivered 50% in stock options, 25% in RSUs and 25% in PSUs (based on 2021 performance)

(1) Amounts shown for equity awards reflect target value, not grant date fair value. For grant date fair value, see the Summary Compensation Table on page 55.



Chief Commercial Officer
since May 2022
Age: 44

Arpa Garay

Performance Assessment: The Compensation Committee rated Ms. Garay's individual performance factor at 100% in determining her bonus, in recognition of the following achievements since joining Moderna in May 2022:

- Working with governments and health authorities to increase patient access and secure advanced purchase agreements for key markets
- Building commercial/digital capabilities to prepare for a transition to an endemic, competitive market for COVID vaccines beginning in 2023
- Expanding the organization to broaden geographical footprint and to enable commercial readiness for pipeline products



Salary:
$458,462 (based on $800,000 salary, pro-rated from May 31, 2022)

Signing Bonus:
$1,500,000

Pro-Rated Bonus:
$508,932 based on target of 90% of salary, with 120% payout, pro-rated based on start date, reflecting 100% individual assessment

Equity Awards[1]:
New hire equity award of $5,000,000, delivered 50% in stock options and 50% in RSUs

Jorge Gomez

Role: Former Chief Financial Officer

Background: Mr. Gomez, 54, was recruited to succeed Mr. Meline as Chief Financial Officer. He joined the Company on May 9, 2022. On May 10, 2022, Mr. Gomez's former employer, Dentsply Sirona, Inc. (Dentsply), publicly disclosed an ongoing internal investigation into certain matters, including financial reporting. The fact of the investigation and its scope had not previously been disclosed to Moderna. The same day, Mr. Gomez was terminated from the role of Chief Financial Officer, forfeiting his signing bonus, eligibility for relocation reimbursement, bonus eligibility and eligibility for new hire equity awards, which were never granted.

Severance: In connection with his original offer, Mr. Gomez became party to the Company's Amended and Restated Executive Severance Plan, pursuant to which he was entitled to one year's salary (paid bi-weekly) and 12 months of COBRA benefits in connection with a termination of his employment. As such, Mr. Gomez was paid $430,769 (the portion of his annual salary of $700,000 paid during 2022). Mr. Gomez did not enroll in COBRA benefits after the termination of his employment. On May 13, 2022, the Company and Mr. Gomez entered into an Executive Separation Agreement and Release, pursuant to which the Company retains the right to terminate, suspend or seek repayment of any severance payments if the Company determines that Mr. Gomez engaged in wrongdoing or if he is required to pay a fine, penalty or disgorgement in any investigation by Dentsply or the SEC related to Dentsply's internal investigation was disclosed on May 10, 2022. In return, Mr. Gomez provided a release of claims against the Company.

We are aware of Dentsply's announcement on November 1, 2022, regarding the completion and findings of its internal investigation, which was undertaken by the Audit and Finance Committee of the Dentsply Board of Directors. We continue to monitor any future developments with respect to Mr. Gomez.

---

(1) *Amounts shown for equity awards reflect target value, not grant date fair value. For grant date fair value, see the Summary Compensation Table on page 55.*

Overview of Executive Compensation Program

Executive Compensation Philosophy

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance and impact. We are focused on our mission to "Deliver the greatest possible impact to people through mRNA medicines."

We believe that our compensation philosophy helps align our team around executing on our mission, which ultimately leads to greater stockholder value. All full-time employees at Moderna, regardless of their level, receive equity as part of their compensation, aligning them to investors and making them personally invested in our mission. As we continue delivering on the promise of mRNA science, we recognize that our executive compensation programs must also continue to attract and retain a talented team who can help us achieve this mission.

Consistent with this philosophy, we have designed our executive compensation program to achieve the following primary goals:

- Pay for performance by establishing competitive opportunities to incentivize high performance and deliver greater rewards when corporate and individual performance exceed expectations and lower compensation when corporate or individual performance falls short. Performance is measured by financial, operating and strategic performance, return to shareholders and individual contributions.
- Attract, motivate and retain industry-leading talented individuals through well-designed compensation programs that motivate our executives to achieve rigorous corporate objectives that are important to our business and long-term success.
- Establish a competitive rewards program by evaluating the practices of our peers and market data to validate that we are competitive with other companies who compete with us for talent.
- Align the interests of our executives and our stockholders to drive the creation of sustainable long-term value.
- Balance a combination of compensation elements to achieve an appropriate balance between cash and equity awards. The annual cash bonus is intended to motivate individuals to successfully execute on short-term financial and strategic objectives. Equity awards are intended to focus executives on the long-term success of the organization.

2022 Say on Pay Vote and Stockholder Engagement

In 2022, 93% of stockholders at our Annual Meeting who voted on our "say on pay" proposal supported the pay actions we took in the prior year. We believe this vote is indicative of strong support for our pay programs and their general design. Accordingly, our Compensation Committee maintained the general structure of our pay programs for 2022. For additional detail, see "Governance—Stockholder Engagement" above.

Executive Compensation Program Design

Our executive compensation program is designed to be reasonable and competitive, and balance our goal of attracting, motivating, rewarding and retaining top-performing executives with our goal of aligning their interests with those of our stockholders. Our Compensation Committee annually evaluates our executive compensation program to ensure that it is consistent with our short-term and long-term goals and the dynamic nature of our business.

Our executive compensation program consists of a mix of compensation elements that balance achievement of our short-term goals with our long-term performance. We provide short-term incentive compensation opportunities in the form of annual cash bonuses, which focus on our achievement of annual corporate goals. We also provide long-term incentive compensation opportunities in the form of equity awards, which have historically consisted primarily of stock options. Due to Moderna's pre-commercial stage of development until 2020, our equity programs were primarily focused on stock options to provide our team with a strong incentive to pursue growth that would result in stock price appreciation over the long-term.

As the company has matured, our equity programs have evolved. In 2020, we introduced the ability for our executive team members (other than our CEO), to receive 25% of their annual equity grant in the form of RSUs. This program was designed to provide employees (other than our CEO) with increased flexibility and to tailor their equity awards to their particular risk tolerance and to further promote employee engagement.

In 2021, we introduced performance-based restricted stock units (PSUs) into our equity programs for our Executive Committee members. These PSUs generally focus on the achievement of pipeline goals for our development programs over a three-year performance period, with "cliff" vesting at the end of the period only if the pipeline goals, as described on page 37, are achieved. The objective of this program is to promote the achievement of longer-term objectives and the development of a robust pipeline of mRNA medicines. With the introduction of PSUs in 2021, the long-term incentive mix was prescribed for each of our Executive Committee members as described below.

	Stock Options	PSUs	RSUs
CEO	75%	25%	—
Other Executive Committee Members	50%	25%	25%

Stock options and RSUs granted to our executive team in 2022 have a standard vesting schedule of 25% after one year and quarterly vesting over the next three years. We believe RSUs also reward growth in the market price of our common stock because they derive additional value from stock price appreciation, they help our executives build actual stock ownership, and they are less dilutive to our stockholders because they require fewer shares than stock options to deliver the same dollar value of an award. In addition, we believe that the multi-year vesting requirements applicable to both stock options and RSUs encourage retention because our executives are incentivized to remain employed through the vesting period.

Our executive compensation program is also designed to incorporate sound practices for compensation governance as summarized below.

WHAT WE DO

Maintain an Independent Compensation Committee. The Compensation Committee consists solely of independent directors.

Retain an Independent Compensation Advisor. The Compensation Committee engages its own advisor to provide information, analysis and advice on executive compensation decisions, independent of management.

Hold Annual Say-on-Pay Vote. We put our executive compensation to an advisory vote of stockholders annually.

Deliver Significant At-Risk Compensation. Our executive compensation program is designed so that a significant portion of our executive officers' compensation is "at risk" based on our corporate and stock performance, to align the interests of our executives and stockholders.

Use a Pay-for-Performance Philosophy. The majority of our executive officers' compensation is directly linked to corporate performance and includes a significant long-term equity component, dependent upon our stock price and pipeline development goals.

Require 10b5-1 Plans. Require our executives to plan any stock trading in advance through the use of 10b5-1 plans.

Maintain a Clawback Policy. We have a clawback policy applicable to performance-based compensation for our Executive Committee, which would apply in the event of misconduct leading to a financial restatement or other improper conduct causing material financial, operational or reputational harm.

Mitigate Undue Risk-Taking. Employ the use of multiple performance goals and performing annual compensation risk assessments.

WHAT WE DON'T DO

No Special Health and Welfare Benefits. Our executive officers participate in our health and welfare benefits programs on the same basis as our other employees, other than eligibility for additional long-term disability insurance that we offer at the VP level and up.

No Executive Retirement Plans. We do not offer pension or retirement plans to our executive officers that are different from or in addition to those offered to our other employees.

No Post-Employment Tax Payment Reimbursement. We do not provide any tax reimbursement payments (including "gross-ups") on any change-in-control or severance payments or benefits.

No Hedging or Pledging Our Equity Securities. We prohibit our executive officers, the members of our Board and certain other employees from hedging or pledging our securities.

No Stock Option Re-Pricing under Current Stock Plan. Our 2018 Stock Plan does not permit stock options to be repriced to a lower exercise or strike price without the approval of our stockholders.

Governance of Executive Compensation Program

Role of the Compensation Committee and the Board of Directors

The Compensation Committee, which is comprised entirely of independent directors, is responsible for discharging our Board of Directors' responsibilities relating to compensation of our directors and executives, overseeing our overall compensation structure, policies and programs, and reviewing our processes and procedures for the consideration and determination of director and executive compensation. The primary objective of the Compensation Committee is to develop and implement compensation policies and plans to attract and retain key management personnel, motivate management to achieve our corporate goals and strategies, and align the interests of management with the long-term interests of our stockholders. We have not adopted formal guidelines for allocating total compensation between long-term and short-term compensation, cash compensation and non-cash compensation, or among different forms of non-cash compensation.

Our Compensation Committee has engaged Pay Governance LLC, an independent executive compensation consultant, to provide guidance with respect to the development and implementation of our compensation programs.

Pursuant to our Equity Award Grant Policy, the Compensation Committee has delegated to our CEO and our Chief Human Resources Officer (CHRO) the authority to approve grants of equity awards, subject to certain parameters, under the 2018 Stock Plan. See "Other Compensation Policies and Practices—Equity Award Grant Policy."

The Compensation Committee reviews and approves the primary elements of compensation—base salary increases, annual cash bonuses, and annual equity awards—for our NEOs (other than our CEO), as authorized by the Board of Directors pursuant to the Compensation Committee Charter. Our Board of Directors reviews and provides final approval for the primary elements of compensation awarded to our CEO after recommendation by the Compensation Committee.

Compensation-Setting Factors

When reviewing and approving, or recommending to the Board of Directors as applicable, the amount of each compensation element and the target total compensation opportunity for our executive officers, the Compensation Committee considers the following factors:

- our performance during the year, based on business and corporate goals and priorities established by the CEO and the Board;

- each executive officer's skills, experience and qualifications relative to other similarly situated executives at the companies in our compensation peer group;

- the scope of each executive officer's role compared to other similarly situated executives at the companies in our peer group;

- the performance of each individual executive officer, based on an assessment of his or her contributions to our overall performance, ability to lead his or her department and work as part of a team, all of which reflect our values;

- compensation parity among our executive officers;

- our retention goals;

- the compensation practices of our peer group; and

- our CEO's recommendations with respect to the compensation of our other executive officers.

These factors provide the framework for compensation decisions for each of our executive officers, including our NEOs. The Compensation Committee and the Board of Directors, as applicable, do not assign relative weights or rankings to these factors, and do not consider any single factor as determinative in the compensation of our executive officers. Rather, as we operate in a rapidly changing industry and most of our programs are still in clinical or preclinical stage, the Compensation Committee and the Board of Directors, as applicable, believes it is best to rely on their own knowledge of our business and industry and therefore they use judgment in assessing these factors and making compensation decisions.

Role of Management

In discharging its responsibilities, the Compensation Committee works with management, including our CEO. Our management assists the Compensation Committee by providing information on corporate and individual performance, market compensation data and management's perspective on compensation matters.

In addition, at the beginning of each year, our CEO reviews the performance of our other executive officers, including our other NEOs, based on our achievement of our corporate goals and each executive officer's achievement of his or her departmental and individual goals established for the prior year and his or her overall performance during that year. The Compensation Committee solicits and reviews our CEO's recommendations for base salary increases, annual cash bonuses, annual equity awards and any other compensation opportunities for our other executive officers, including our other NEOs, and considers our CEO's recommendations in determining such compensation.

Role of Compensation Consultant

The Compensation Committee engages an external compensation consultant to assist it by providing information, analysis and other advice relating to our executive compensation program. For 2022, the Compensation Committee engaged Pay Governance as its compensation consultant to advise on executive compensation matters including:

- review and analysis of the compensation for our executive officers, including our NEOs, and our Board of Directors;
- assistance on incentive program design and discussion on executive compensation and governance trends;
- review and input on the Executive Compensation section of our Proxy Statement for our 2023 Annual Meeting of Stockholders;
- research, development and review of our compensation peer group; and
- support on other compensation matters as requested throughout the year.

Pay Governance reports directly to the Compensation Committee and to the Compensation Committee chairman. Pay Governance also coordinates with our management for data collection and job matching for our executive officers. Our Compensation Committee charter requires that our compensation consultant is independent of Company management. During 2022, Pay Governance did not provide services to us other than the services to our Compensation Committee described herein. Our Compensation Committee performs an annual assessment of its compensation consultant's independence to determine whether the consultant is independent and in 2022 has determined that Pay Governance is independent pursuant to the listing standards of the relevant Nasdaq and SEC rules and has determined that no conflict of interest has arisen as a result of the work performed.

Role of Market Data

For purposes of comparing our executive compensation against the competitive market, the Compensation Committee reviews and considers the compensation levels and practices of a group of peer companies. This compensation peer group consists of public biotechnology and pharmaceutical companies against which we may compete for talent and that are similar to us across a number of factors, including market capitalization, stage of development, geographical location and number of employees. The Compensation Committee reviews our compensation peer group at least annually and makes adjustments to our peer group as necessary, taking into account changes in both our business and our peer companies' businesses. The Compensation Committee also uses market data from our compensation peer group and from the Radford Global Life Sciences Compensation survey as one factor in evaluating whether the compensation for our executive officers is competitive in the market. The Compensation Committee and the Board of Directors, as applicable, also rely on their own knowledge and judgment in evaluating market data and making compensation decisions.

Since becoming a public company in 2018, our Compensation Committee has used our Peer Group to assist in assessing annual base salary, target bonus and equity awards for our NEOs and other senior level employees. To determine the composition of the Peer Group for 2022 the Compensation Committee considered the following criteria:

- commercial stage pharmaceutical and biotechnology companies with global revenues, double digit pipelines and multiple late stage candidates;
- market capitalization, generally selecting companies with a market capitalization around Moderna's peer median;
- companies with significant commercial revenues (generally more than $2 billion annually);
- headcount factoring in Moderna's growing headcount as company grows globally and commercializes; and
- R&D expenditure to provide context for scale of R&D organization and to balance revenue perspective as focus shifts to commercial revenue.

Based on a review of the analysis prepared by Pay Governance, in October 2022 the Compensation Committee approved the updated compensation peer group below for the remainder of 2022 and 2023. The following peer group comprised of 15 companies was used to make the relevant compensation assessments for 2022, adding three companies that were not in the prior year's peer group.

2022-2023 Compensation Peer Group		
AbbVie	BioMarin Pharmaceutical +	Merck
Alnylam Pharmaceuticals +	Bristol-Myers Squibb	Pfizer
Amgen	Eli Lilly	Regeneron Pharmaceuticals
BeiGene Ltd.	Gilead Sciences	Seagen (fka Seattle Genetics)
Biogen	Incyte Corporation +	Vertex Pharmaceuticals

+   *New addition to peer group for 2022-2023.*

Primary Elements of Executive Compensation Program

The primary elements of our executive compensation program are:

- base salary;
- short-term incentive compensation in the form of annual cash bonuses; and
- long-term incentive compensation in the form of annual equity awards.

We do not have a specific policy regarding the percentage allocation between short-term and long-term, or fixed and variable, compensation elements.

Our executive officers, including our NEOs, are also eligible to participate in our standard employee benefit plans, such as our health and welfare benefits plans, our employee stock purchase plan and our 401(k) Plan on the same basis as our other employees. In addition, as described below, our executive officers, including our NEOs, are entitled to certain change-in-control severance payments and benefits pursuant to our Executive Severance Plan, described herein.

Base Salary

We pay base salaries to our executive officers, including our NEOs, as the fixed portion of their compensation to provide them with a reasonable degree of personal income, and to attract and retain top-performing individuals. At the time of hire, base salaries are determined for our executive officers, including our NEOs, based on the factors described in "Governance of Executive Compensation Program—Compensation-Setting Factors" above. Typically, at the beginning of each year, the Compensation Committee reviews base salaries for our executive officers, including our NEOs, based on such factors to determine if an increase is appropriate. In addition, base salaries may be adjusted in the event of a promotion or significant change in responsibilities.

Salary increases for Mr. Bancel, Dr. Hoge, Mr. Meline and Mr. Andres were reviewed and approved in February 2022, and were reflective of merit and market adjustments to better align their salaries to market, particularly in light of the Company's increased scale. The salaries for Ms. Garay and Mr. Mock were set based upon arms' length negotiations and based upon market data for executives of similar caliber and experience. The actual salaries paid to our NEOs in 2022 are set forth in the "Summary Compensation Table."

	2021	2022	Percent Change
Stéphane Bancel	$1,000,000	$1,500,000	50%
James Mock*	N/A	750,000	N/A
David Meline	621,000	700,000	13%
Stephen Hoge, M.D.	700,000	1,000,000	43%
Juan Andres	600,000	700,000	17%
Arpa Garay*	N/A	800,000	N/A
Jorge Gomez*	N/A	700,000	N/A

* Mr. Mock, Ms. Garay and Mr. Gomez were hired during 2022

Short-Term Incentive Compensation

Annual Cash Bonuses

We provide short-term incentive compensation opportunities to our executive officers, including our NEOs, in the form of annual cash bonuses to drive our short-term success. Our annual cash bonuses are tied to the achievement of annual corporate and individual performance goals pursuant to the Company's Senior Executive Cash Incentive Bonus Plan (the Bonus Plan). In addition, our Compensation Committee may grant cash bonuses to the CEO or the other NEOs pursuant to the Bonus Plan based on individual performance during the year.

Corporate and Individual Performance Goals

At the beginning of each year, the Compensation Committee discusses with the CEO the annual corporate performance objectives that are intended to be the most significant drivers of our short-term and long-term success.

In addition, at the beginning of each year, our CEO, in consultation with each of the other executive officers, establishes individual performance goals for each of the other executive officers, including our other NEOs. The individual performance goals are generally designed to align the goals of our executive officers, including our NEOs, and his or her department with the corporate goals. The CEO discusses with the Compensation Committee his overall goals for the year which are in line with the overall corporate objectives but also include individual goals and action plans. The CEO's goals and performance are ultimately evaluated, and his bonus is approved, by the full Board, with input from the Compensation Committee.

At the beginning of the year after the corporate performance objectives are established, the Compensation Committee, after reviewing management's self-assessment, evaluates specific achievements that are designed to advance the prior year's corporate objectives, and our overall success in the prior year, and determines the Company's total percentage achievement level. Our CEO evaluates the other executive officers', including the other NEOs', achievement of their prior year's individual performance goals, and makes recommendations for total percentage achievement level. The Compensation Committee considers our CEO's recommendations, and independently reviews and approves the total percentage achievement level for each of the other executive officers, including our other NEOs.

Target Annual Bonuses

At the time of hire, the target annual bonus is determined for each of our executive officers, including our NEOs, and at the beginning of each year, the Compensation Committee reviews and approves the target annual bonus for each such individual. The Compensation Committee considers the factors described in "Governance of Executive Compensation Program—Compensation-Setting Factors" above, with an emphasis on market data from our compensation peer group for comparable positions while also factoring internal parity. Target annual bonuses represent a specific percentage of annual base salary.

2022 Corporate Objectives

In early 2022, our Compensation Committee set broad based corporate objectives that established the criteria for the funding of our annual bonus plan. These corporate objectives were also designed to inform the more detailed goal setting by individual executive officers and their teams. These goals and objectives were based upon our strategic plan, and focused on the following key objectives:

(1) Continue to scale our owned and partnered global manufacturing capabilities to maximize the production of our COVID-19 vaccine, deliver on our commercial execution plans, and ultimately optimize our impact on human health. The metrics for this objective were designed to incentivize the maximization of efforts to produce, commercialize and deliver our COVID-19 vaccine, while also operating efficiently. The significant weighting for these metrics reflected the importance of the ongoing commercialization of our first commercial product, and the role successful completion would have on funding future investments in the rest of our pipeline.

(2) Advance our strategy for disrupting the respiratory vaccines business, starting in older adults. The metrics for this objective were designed to incentivize advancing our respiratory vaccine pipeline, including vaccines for SARS-CoV-2, influenza and RSV as we make investments to build our respiratory franchise.

(3) Capitalize on the opportunity in complex antigen vaccines and execute on demonstrating proof of concept in multiple therapeutic settings. The metrics for this objective were designed to incentivize advancement of our therapeutic programs, including by demonstrating proof of concept and advancing new drug candidates in this area.

(4) Seamlessly advance platform technology from innovation to scale and implementation in vaccine and therapeutic programs across the scientific organization. The metrics for this objective were designed to incentivize advancing our technology, primarily through extending the stability and shelf-life of our products and advancing new delivery vehicles, such as pulmonary administration of mRNA.

(5) Act responsibly toward our patients, employees and communities. The metrics for this objective were designed to incentivize making sufficient COVID-19 vaccine available to meet demand from low- and middle-income countries, while also promoting a greater sense of belonging and engagement by Moderna employees, as measured through employee surveys. We view belonging and engagement as key components of our human capital management and ESG strategies.

For each of these corporate objectives, our Compensation Committee established criteria for assessing performance in terms of what achievements would be below expectations, meet expectations or exceed expectations, with weighting assigned to each of these objectives as described on the next page. For performance at target for each objective, 100% of the allocable portion of the bonus was payable. For performance below target, but where threshold performance was met, 50% of the allocable portion of the bonus was payable. For maximum performance, 200% of the allocable portion of the bonus was payable.

In February 2023, the Compensation Committee completed its assessment of management's achievement of these corporate objectives for 2022, and concluded that for these core corporate objectives, management performed at a level that merited funding the bonus pool for our executive team at 120%.

In making this assessment, the Compensation Committee made an adjustment on the two financial metrics in the scorecard relating to product sales and operating income, noting that due to the cancellation of orders by COVAX, which Moderna was prepared to deliver, performance for each of these metrics was below where it would have been, had COVAX followed through with its commitment to purchase several hundred million doses of our COVID-19 vaccine. The cancellation of orders by a significant customer for reasons outside the control of the Company, like COVAX, was identified at the beginning of the year as a factor that the Compensation Committee would take into consideration in assessing whether an adjustment was appropriate. The Compensation Committee did not

factor in or adjust for other customers who deferred orders or declined to exercise options to purchase vaccines. In the absence of the adjustment for COVAX, the scorecard metrics would have indicated a 110% payout.

Set forth below is a summary of the scorecard and the Compensation Committee's assessment of performance.

Corporate Objective	Goal Weight	Actual Performance	Committee Assessment	Payout
Maximize the impact of the COVID-19 vaccine				
Product sales[1]	30%	Actual, as adjusted[1] $21.2B Target $22-26B	▼	27%
Operating income[2]	10%	Actual, as adjusted[2] $11.1B Target $13.4-16.8B	▼	8%
Advance our respiratory vaccines portfolio				
• Obtaining timely approvals or authorizations for COVID-19 vaccine boosters in key markets • Advancing RSV and seasonal flu pivotal trials • Advancing combination vaccines • "ModernaCommunity" enrollment and generating insights	25%	• Maximum performance for timely COVID-19 authorizations and approvals and advancing RSV and seasonal flu trials • On target for combination vaccines and "ModernaCommunity" rollout	▲	38%
Advance our therapeutic programs				
• Percent enrollment of the CMV pivotal trial • Demonstrate proof of concept (POC) in a therapeutic area • File new INDs across different therapeutic areas	15%	• Below target on CMV enrollment • Maximum performance on new therapeutic POC and advancing new INDs	▲	23%
Advance our platform technology				
• Achieve scientific objectives for novel platform technology • Incorporate novel technology into new leads • Demonstrate improvements in end-to-end processes	10%	• Maximum performance on scientific and technological objectives • On target for process improvements	▲	15%
Act responsibly toward patients, employees and communities				
• Number of COVID-19 vaccine doses made available to low- and middle-income countries (LMICs) • Year-over-year change in average employee belonging score from employee engagement surveys	10%	• Target performance for making at least 480 million doses available to LMICs • On target for employee belonging results	●	10%
Final Performance Assessment				**120%**[3]

● = At Target   ▲= Above Target   ▼= Below Target

(1) GAAP-reported product sales for the year were $18.4 billion. In the absence of cancellations by COVAX, the related product sales are estimated to have been approximately $2.8 billion higher, resulting in an as adjusted total product sales total of $21.2 billion.

(2) GAAP-reported operating income for the year was $9.4 billion. In the absence of the cancellations by COVAX, the related operating income total is estimated to have been approximately $1.7 billion higher, resulting in an as adjusted operating income total of $11.1 billion.

(3) In the absence of adjustments to the financial metrics to reflect the cancellation of vaccine orders by COVAX, the final performance assessment would have been 110%. Due to rounding, numbers do not add to 120%.

2022 Annual Bonus Determination

At the beginning of each year, the Compensation Committee reviews the target annual bonuses of our executive officers, including our NEOs. The Compensation Committee considered the factors described in "Governance of Executive Compensation Program—Compensation-Setting Factors" above, particularly market data from the companies in our compensation peer group. For 2022, our Board, acting on the recommendation of the Compensation Committee, set the target bonus for our CEO at 150% of salary (increased from 100%). The Compensation Committee set the target bonus for Dr. Hoge at 100% of salary (increased from 65%) and at 90% of salary for our other NEOs (increased from 60% for Messrs. Andres and Meline). These target bonuses for our NEOs were increased in the prior year, consistent with market trends for similarly situated executives and to provide an enhanced incentive to achieve the annual corporate objectives.

In February 2023, senior management and the Compensation Committee assessed the performance of individual executives for 2022. While no formal ranges for executive performance factors are established in advance, the Compensation Committee determined that in considering performance over the course of 2022, individual executive officers would receive an individual performance bonus factor between 90% and 120% for 2022.

This assessment by the Compensation Committee for each of our executive officers, other than our CEO, was based on an evaluation conducted by our CEO of the executive officer's performance against his or her 2022 individual performance goals. Individual performance assessments and the corresponding individual performance factor for each NEO were determined by the Compensation Committee following discussions with our CEO (other than for himself). The Compensation Committee reviewed the 2022 individual performance of our CEO. Since our CEO has ultimate operational responsibility for the overall performance of the Company, the Compensation Committee and the Board determined that his annual bonus would be based entirely on the Company's overall performance. The performance assessment determinations were based on an overall balanced assessment of each executive officer's performance and no single factor was determinative in setting bonus payout levels, nor was the impact of any individual factor on the bonus quantifiable. For detail on the individual performance assessment for each NEO, see "Executive Summary—Overview of Compensation for Our Named Executive Officers," above. These individual performance factors, when multiplied by the target bonus reflecting achievement of the corporate objective discussed above, resulted in individual bonus payouts as described below. These bonus payouts are reflected under the "Non-Equity Plan Incentive Compensation" column in the 2022 Summary Compensation Table on page 55 below.

Name	2022 Annual Base Salary ($)	2022 Annual Target Bonus (% of salary)	2022 Annual Target Bonus ($)	Corporate Performance Factor (%)	Individual Performance Factor (%)	Actual Cash Bonus ($)
Stéphane Bancel	$ 1,500,000	150%	$ 2,250,000	120%	100%	$ 2,700,000
James Mock[1]	750,000	90%	675,000	120%	100%	259,644
David Meline[2]	700,000	90%	630,000	100%	100%	428,055
Stephen Hoge, M.D.	1,000,000	100%	1,000,000	120%	120%	1,440,000
Juan Andres[3]	700,000	90%	630,000	100%	90%	567,000
Arpa Garay[4]	800,000	90%	720,000	120%	100%	508,932
Jorge Gomez[5]	700,000	90%	630,000	—	—	—

(1) Mr. Mock's eligible earnings for bonus calculation purposes were $240,411, pro-rated to reflect his September 6, 2022 start date.
(2) Mr. Meline's bonus was pro-rated and paid at target through September 5, 2022, his last date of employment as CFO.
(3) Mr. Andres did not receive the full corporate multiplier, and had an individual performance factor below 100%, due to the impact of challenges within the manufacturing organization on achievement of the Company's product sales goals.
(4) Ms. Garay's eligible earnings for bonus calculation purposes were $471,233, pro-rated to reflect her May 31, 2022 start date.
(5) Mr. Gomez left the Company before the end of 2022 and was ineligible for an annual bonus for 2022, and the Compensation Committee did not conduct an assessment of his performance.

2022 Executive Signing Bonuses

Mr. Mock and Ms. Garay received signing bonuses upon joining the Company. The values of their signing bonuses were set based on market data for executives of comparable caliber and experience, while also taking into account the value of annual cash bonuses that each of them would forfeit by leaving their former employers and equity awards that were imminently vesting prior to them joining Moderna. These awards were designed to provide incentives to Mr. Mock and Ms. Garay to take on the role of our Chief Financial Officer and Chief Commercial Officer, respectively.

Mr. Mock and Ms. Garay received gross cash payments of $1,000,000 and $1,500,000, respectively, within 30 days after their hire dates. Both payments are subject to our clawback policy whereby the executive would be required to repay the bonus within one-week of his or her termination date if they resign or are terminated for Cause by the Company within a 24-month period of the payment date.

Long-Term Incentive Compensation

We view long-term incentive (LTI) compensation in the form of equity awards as an important element of our executive compensation program. The value of equity awards is directly related to stock price appreciation over time, which incentivizes our executive officers to achieve long-term corporate goals and create long-term value for our stockholders. Equity awards also help us attract and retain top-performing executive officers in a competitive market.

At the time of hire, equity awards are granted to our executive officers, including our NEOs, based on the factors described in "Governance of Executive Compensation Program—Compensation-Setting Factors" above. Typically, at the beginning of each year, the Compensation Committee reviews the equity awards for our executive officers, including our NEOs, and determines the size of the annual equity awards it deems reasonable and appropriate based on such factors. In addition, the Compensation Committee may deem it advisable to grant subsequent equity awards to our executive officers, including our NEOs, and may adjust their equity awards in the event of a promotion or significant change in responsibilities; however, the Compensation Committee did not do so in 2022.

Our LTI program consists of three vehicles: (1) stock options, (2) RSUs and (3) PSUs. Stock options provide our team with a strong incentive to pursue growth that would result in stock price appreciation over the long-term. RSUs reward growth in the market price of our common stock because they derive additional value from stock price appreciation. They help our executives build actual stock ownership and are less dilutive to our stockholders because they require fewer shares than stock options to deliver the same dollar value of an award. PSUs only pay out in the event of meeting specific performance metrics, which generally focus on the achievement of pipeline goals for our development programs over a three-year performance program. For our CEO, 75% of his annual LTI award was delivered in stock options with the remaining 25% in PSUs. For the rest of the Executive Committee, the annual award consisted of 50% stock options, 25% RSUs and 25% PSUs. These stock options and RSUs have a four-year vesting schedule, with 25% vesting on the first anniversary of the grant date, and the remainder vesting ratably over the next 12 quarters. The PSUs have cliff vesting at the end of the 3-year performance period.

2022 Equity Awards

At its February 2022 meeting, the Compensation Committee considered the factors described in "Governance of Executive Compensation Program—Compensation-Setting Factors" above, particularly market data from the companies in our compensation peer group as well as each individual's performance in the prior year, and approved the 2022 annual equity awards for our NEOs below (other than Ms. Garay and Messrs. Gomez and Mock). The Board made this determination for our CEO upon the recommendation of the Compensation Committee.

Annual Equity Awards

In 2022, our CEO and other NEOs who were employed by us as of February 2022 received their annual equity awards as set forth in the table below. All PSUs granted to our NEOs in 2022 vest following the conclusion of the three-year performance period, which ends on December 31, 2024. Within two and a half months of the end of the performance period, the Compensation Committee will determine whether the performance criteria have been satisfied and the payouts for these awards, followed by delivery of the underlying shares.

All stock option awards issued in 2022 to these NEOs vest, and become exercisable, over a four-year period, with 25% of the underlying shares vesting on the first anniversary of the grant date, and the remainder vesting ratably over the next 12 quarters.

The RSUs granted to our NEOs in 2022 also vest over a four-year period, with 25% of the underlying shares vesting on the first anniversary of the grant date, and the remainder vesting ratably over the next 12 quarters.

New Hire Equity Awards

Mr. Mock and Ms. Garay were each granted new hire equity awards upon joining the Company. The value for the new hire equity awards for Mr. Mock and Ms. Garay were set based upon market data for executives of comparable caliber and experience, while also taking into account the value of equity awards that each of them would forfeit by leaving their former employers and joining Moderna. These new hire equity awards were designed to provide Mr. Mock and Ms. Garay with an incentive to take on the role of our Chief Financial Officer and Chief Commercial Officer, respectively.

Ms. Garay and Mr. Mock each received 50% of the value of their new hire equity award in the form of stock options, and 50% in the form of RSUs. These new hire awards had a grant date fair value of $6 million for Mr. Mock and $5 million for Ms. Garay. The stock options and RSUs granted to Mr. Mock and Ms. Garay have the same vesting schedules as the annual equity awards noted above, with grant dates on the fifth day of the month following the month of their start date.

Equity Awards Granted in 2022

The target equity values below reflect the values approved by the Compensation Committee. The values included in the Summary Compensation and Grants of Plan-Based Awards tables reflect the grant date fair values calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718), which differ for these equity awards based on the fact that the number of underlying shares granted is calculated

based upon a 20-day trailing average closing price for our stock immediately before the grant date. Therefore, those accounting values differ from the values included in this table. See "Equity-Related Policies and Practices—Equity Award Grant Policy."

The equity awards granted to our NEOs in 2022 are set forth in the "Summary Compensation Table" and the "Grants of Plan-Based Awards for Fiscal Year 2022" table on page 58.

	Stock Options	RSUs	PSUs	Total Target Value of Equity Award
Stéphane Bancel[1]	$ 11,250,000	$ —	$ 3,750,000	$ 15,000,000
James Mock[2]	3,000,000	3,000,000	—	6,000,000
David Meline[3]	2,000,000	1,000,000	1,000,000	4,000,000
Stephen Hoge, M.D.[3]	3,250,000	1,625,000	1,625,000	6,500,000
Juan Andres[3]	2,500,000	1,250,000	1,250,000	5,000,000
Arpa Garay[2]	2,500,000	2,500,000	—	5,000,000
Jorge Gomez[4]	—	—	—	—

(1) The annual equity awards mix for the CEO was 75% stock options and 25% PSUs.
(2) Awards shown for Mr. Mock and Ms. Garay represent new hire awards. New hire awards consist of 50% stock options and 50% RSUs.
(3) The annual equity awards mix for the NEOs other than the CEO was 50% stock options, 25% RSUs and 25% PSUs.
(4) Mr. Gomez left the Company prior to receiving a new hire equity award.

Other Employee Benefits & Perquisites

Health and Welfare Benefits

Our executive officers, including our NEOs, are eligible to participate in the same employee benefit plans that are generally available to all regular employees. These benefit plans include medical, dental, and life and disability insurance plans, as well as well-being and time off programs. We sponsor a portion of the premiums for health, life and disability insurance. Certain employees at the vice president level and above, including the NEOs, are eligible for additional long-term disability insurance coverage.

2018 Employee Stock Purchase Plan

Our executive officers, including our NEOs (other than Mr. Bancel), are eligible to participate in our 2018 Employee Stock Purchase Plan (the ESPP) on the same basis as our other full-time U.S. employees. The ESPP is a broad-based stock ownership program that permits eligible employees to set aside a portion of their compensation during a six-month offering period and use such contributions to purchase shares of our

common stock at a purchase price equal to 85% of the lower of the fair market value of the shares on the first business day of the offering period or the last business day of the purchase period. During 2022, Mr. Meline was the only NEO that participated in the ESPP.

401(k) Savings Plan

We maintain a 401(k) plan that is tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is tax-exempt under Section 501(a) of the Code. Plan participants can defer eligible compensation subject to applicable Code limits. We provide a matching contribution of up to 4.5% (100% of employee contributions up to the first 3% of compensation, and then 50% of the next 3% of compensation). Once contributions are made, they are fully vested. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Contributions can also be made on a Roth basis.

Limited Perquisites

We provided limited perquisites to our NEOs in 2022, consisting primarily of security services, relocation benefits, and increased long-term disability insurance coverage. We also reimburse certain commuting and lodging expenses for executives who have been hired remotely from our Cambridge headquarters. We believe that providing such perquisites was appropriate to assist our NEOs in the performance of their duties, to make our NEOs more efficient and effective and for recruitment and retention purposes.

In response to the increased profile of our Company and our executives as we pursued the development of a vaccine against COVID-19, beginning in 2020, the Company authorized the provision of personal and home security services to certain of our executives, including some of the NEOs. These services continued into 2022 for certain executives in response to the ongoing, heightened risk environment.

Employment Arrangements with our NEOs

Employment Offer Letters and Non-Compete, Non-Solicitation and Confidentiality Agreements

We generally enter into employment offer letters with new hires, including each of our NEOs when they joined the Company. These offer letters set forth the basic terms and conditions of their employment, including initial base salary, initial equity awards, eligibility to participate in our standard employee benefits plans, the at-will employment relationship and, in certain cases, a one-time signing bonus and relocation benefits. These offer letters also require that each NEO execute our standard employee confidentiality and assignment agreement. Each of our NEOs is subject to our standard non-competition, non-solicitation, confidentiality, and assignment agreement, which provides for a perpetual post-termination confidentiality covenant as well as post-termination non-competition and non-solicitation of customers, employees, and consultants covenants for one year following termination.

David Meline – Executive Retirement and Strategic Consulting Agreement

On April 10, 2022, Mr. Meline and the Company entered into an Executive Retirement and Strategic Consulting Agreement (the Retirement and Consulting Agreement) setting forth the terms of Mr. Meline's voluntary retirement from the Company following the anticipated appointment of Mr. Gomez as the Company's Chief Financial Officer. Following Mr. Gomez's departure from the Company on May 10, 2022, as described above under "Overview of Compensation of Our Named Executive Officers—Jorge Gomez" and below under "—Jorge Gomez—Executive Separation Agreement and Release," Mr. Meline agreed to continue as Chief Financial Officer of the Company, effective May 11, 2022. In connection with his continuation as Chief Financial Officer, on May 27, 2022, Mr. Meline and the Company entered into an Updated Executive Retirement and Strategic Consulting Agreement (the Updated Retirement and Consulting Agreement), which

superseded the terms of the Retirement and Consulting Agreement. Pursuant to the Updated Retirement and Consulting Agreement, Mr. Meline agreed to continue as Chief Financial Officer of the Company until his voluntary retirement from the Company on December 31, 2022, or such earlier date that the Company's successor Chief Financial Officer commenced employment (the Retirement Date).

Until the Retirement Date, Mr. Meline continued to receive his current base salary and benefits and continued to vest in any outstanding unvested equity. Mr. Meline agreed to provide consulting services for the Company after the Retirement Date to March 2, 2026 (the Strategic Consulting Period). In return for such services, and subject to Mr. Meline's agreement to a general release and certain other standard terms and conditions, Mr. Meline will (a) continue to vest, through July 8, 2024, in (i) the unvested portions of his new hire equity award granted on July 6, 2020 and (ii) the stock options and RSUs awarded in connection with his 2021 annual equity grant issued on February 9, 2021; and (b) continue to vest, through March 2, 2026, in the unvested portions of his 2022 annual equity award granted on March 1, 2022. None of Mr. Meline's equity was accelerated in connection with his retirement.

Further, the Company agreed to award Mr. Meline his 2022 annual bonus award at target, pro-rated to his dates of employment at the Company in 2022. Additionally, any options to purchase the Company's common stock granted to Mr. Meline under the Moderna, Inc. 2018 Stock Option and Incentive Plan, to the extent vested, exercisable and outstanding at the end of the Strategic Consulting Period will remain exercisable through 12 months following the end of the Strategic Consulting Period (or until the original expiration date of such option, if earlier).

Following the appointment of Mr. Mock as the Company's Chief Financial Officer, effective September 6, 2022, Mr. Meline retired as the Company's Chief Financial Officer, and remained as a consultant to the Company pursuant to the terms of the Updated Retirement and Consulting Agreement.

Jorge Gomez – Executive Separation Agreement and Release

In connection with his departure from the role of Chief Financial Officer of the Company on May 10, 2022, Mr. Gomez was provided certain benefits under the Company's Amended and Restated Executive Severance Plan, comprising (i) 12 months' salary, totaling $700,000, and (ii) COBRA coverage for 12 months (the Severance Benefits). On May 13, 2022, Mr. Gomez and the Company entered into an Executive Separation Agreement and Release (the Separation Agreement). Pursuant to the terms of the Separation Agreement, the Company retains the right to terminate or suspend the Severance Benefits and to seek repayment of any and all payments and the value of any benefits made to Mr. Gomez or provided for his benefit under the Separation Agreement if, among other things, the Company determines in its sole discretion that Mr. Gomez is found to have engaged in any wrongdoing or is required to pay a fine, penalty or disgorgement in any investigation by Mr. Gomez's former employer, Dentsply Sirona (Dentsply), or the SEC related to the public disclosure made by Dentsply on May 10, 2022 regarding an internal investigation into certain matters or any subsequent disclosure. In consideration for, among other terms, the Severance Benefits, Mr. Gomez agreed to a general release of claims against the Company.

We are aware of Dentsply's announcement on November 1, 2022, regarding the completion and findings of its internal investigation, which was undertaken by the Audit and Finance Committee of the Dentsply Board of Directors. We continue to monitor any future developments with respect to Mr. Gomez.

Executive Severance Plan

We believe that the severance payments and benefits provided under the Executive Severance Plans are appropriate in light of the post-employment compensation protections available to similarly situated executive officers at companies in our compensation peer group and are an important component of each executive officer's overall compensation as they help us to attract and retain our key executives who could have other job alternatives that may appear to them to be more attractive absent these protections. In February 2023, following a review by our Compensation Committee, we updated the Executive Severance Plan to align to market practice by providing departing executives a full year bonus at target in the event of a qualifying termination, rather than pro-rating those bonuses based upon the number of completed months in the calendar year.

In addition, we believe it is appropriate to provide enhanced severance benefits in connection with certain employment terminations occurring in connection with a change in control in order to encourage our executive officers to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain. The primary purpose of these arrangements is to keep our most senior executive officers focused on pursuing potential corporate transactions that are in the best interests of our stockholders regardless of whether those transactions may result in their own job loss. All of our NEOs, other than Messrs. Meline and Gomez (who are no longer employed by Moderna), are eligible for the Executive Severance Plan.

Termination not in connection with a change in control

The Executive Severance Plan provides that upon a termination of employment by us other than for "Cause," death, or "Disability," or upon a resignation by an eligible participant for "Good Reason" (in each case, as defined in the Executive Severance Plan), in either case outside of the "change in control period" (i.e., the period beginning on the date of a "change in control" (as defined in the Executive Severance Plan) and ending on the one-year anniversary of the change in control), the participant will be entitled to receive, subject to the execution and delivery of a separation agreement and release containing, among other provisions, an effective release of claims in favor of the Company and reaffirmation of the "restrictive covenants agreement" (as defined in the Executive Severance Plan):

(i) a severance amount equal to 12 months of the participant's annual base salary in effect immediately prior to such termination, payable over 12 months in the form of salary continuation,

(ii) an amount equal to the participant's annual target bonus in effect immediately prior to such termination (until February 23, 2023, participants were entitled to (A) the participant's annual target bonus in effect immediately prior to such termination, multiplied by (B) a fraction with a numerator equal to the number of full weeks elapsed in the then-current fiscal year prior to the date of termination and with a denominator equal to 52, payable over 12 months), and

(iii) up to 12 monthly cash payments equal to the monthly employer contribution that we would have made to provide health insurance for the applicable participant if he or she had remained employed by us, based on the premiums as of the date of termination.

Termination in connection with a change in control

The Executive Severance Plan also provides that upon a termination of employment by us other than for Cause, death, or Disability or upon a resignation by an eligible participant for "Good Reason," in either case within the change in control period, the participant will be entitled to receive, in lieu of the payments and benefits described above and subject to the execution and delivery of a separation agreement containing, among other provisions, an effective release of claims in favor of the Company and reaffirmation of the restrictive covenants agreement:

(i) a lump sum payment equal to 150% of the participant's annual base salary in effect immediately prior to such termination (or the participant's annual base salary in effect immediately prior to the change in control, if higher) paid in a cash lump sum as severance pay,

(ii) a lump sum payment equal to 150% of the participant's annual target bonus for the year such termination takes place (or the participant's annual target bonus in effect immediately prior to the change in control, if higher) (the Applicable Bonus),

(iii) a lump sum payment equal to (A) the participant's Applicable Bonus multiplied by (B) a fraction with a numerator equal to the number of full weeks elapsed in the then-current fiscal year prior to the date of termination and with a denominator equal to 52,

(iv) a lump sum amount equal to the monthly employer contribution that we would have made to provide health insurance for the participant if he or she had

remained employed by us for 18 months following the date of termination, based on the premiums as of the date of termination,

(v) for all outstanding and unvested equity awards of the Company that are subject to time-based vesting held by the named executive officer, full accelerated vesting of such awards, and

(vi) for any performance-based equity awards, pro-rated acceleration based on the better of target and actual performance against the performance metrics.

The payments and benefits provided under the Executive Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable to an eligible participant in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a greater net after-tax benefit to the applicable participant.

Equity-Related Policies and Practices

Equity Award Grant Policy

We have adopted an Equity Award Grant Policy that sets forth the process and timing for us to follow when we grant equity awards for shares of our common stock to our employees, including our executive officers, or advisors or consultants pursuant to any of our equity compensation plans. Pursuant to the policy, all grants of equity awards must be approved in advance by our Board of Directors, the Compensation Committee or, subject to the delegation requirements in the policy, our CEO or CHRO. The equity award granting authority delegated to our CEO and CHRO applies to employees at the senior vice president level and below and to equity awards within the specific ranges set forth in the policy. All equity awards for our Executive Committee members must be approved by the Compensation Committee or the full Board.

Generally, equity awards are granted on the following regularly scheduled basis as set forth in the policy:

- Equity awards granted in connection with the hiring of a new employee are generally awarded on the fifth day of the month immediately following the month during which each new employee is hired.
- Equity awards granted by our Board or the Compensation Committee in connection with the promotion of an existing employee or the engagement of a new consultant are effective on the date of approval by our Board or the

Compensation Committee, as applicable, or such later date as specified in such approval. Our Board and the Compensation Committee retain the discretion to grant equity awards at other times to the extent appropriate in light of the circumstances of such awards.

- Equity awards granted to existing employees (other than in connection with a promotion) will generally be granted, if at all, on an annual basis, including an annual award to all employees that is generally granted at the end of the second trading day following the filing of our Annual Report on 10-K with the SEC; additional grants for high-performing employees may be granted to certain employees at other times during the year.

In addition, the Equity Award Grant Policy sets forth the way our equity awards will be priced. If the grant of RSUs is denominated in dollars, the number of shares subject to each RSU award will be determined by dividing the value of such award by the average closing market price on the Nasdaq Global Select Market of a share of our common stock over the preceding 20 trading days, up to and including the last trading day immediately preceding the effective date of grant (the 20-day trailing average price), and if the grant of an option is denominated in dollars, the number of shares subject to such option will be determined by dividing the value of such award by the product of (i) the 20-day trailing average price and (ii) the Black-Scholes ratio, which is calculated using the Black-Scholes value of an option on the grant date divided by the closing market price on the Nasdaq Global Select Market of a share of our common stock on the effective date of grant. The per share exercise price of all stock options will be at least equal to the closing market price on the Nasdaq Global Select Market of a share of our common stock on the effective date of grant.

Non-Employee Director and Executive Officer Stock Ownership Policy

In 2019, the Compensation Committee adopted a Stock Ownership Policy, which was subsequently amended in February 2021. As amended, the Stock Ownership Policy requires that by the fifth anniversary of the original effectiveness date of the policy (i.e., December 31, 2024), or the fifth anniversary of an individual becoming subject to the policy (whichever is later), that individual is required to hold a number of shares of Moderna stock equivalent in value to a multiple of the individual's salary or, in the case of directors, their annual cash retainer, as follows:

- CEO: 7 times annual salary
- President: 6 times annual salary
- Other Executive Committee members: 3 times annual salary
- Directors: 6 times annual cash retainer

In February 2021, the Stock Ownership Policy was revised by the Compensation Committee to provide that only owned shares would count toward satisfaction of the ownership requirement, eliminating credit previously granted for the value of vested but unexercised stock options. Until the requirements are met, covered individuals who were subject to the policy as of December 31, 2020 are required to hold 100% of any stock underlying vested RSU awards until the requirements are met, and individuals who are first subject to the policy on or after January 1, 2021 are required to hold 50% of any stock underlying vested RSU awards until the requirements are met.

As of December 31, 2022, each of Mr. Bancel, Dr. Hoge and Mr. Andres owned more than the required value of shares of Moderna common stock.

Clawback Policy

In February 2021, our Board of Directors adopted a clawback policy applicable to all performance-based compensation granted to members of our Executive Committee, beginning in 2021. The policy grants the Board or Compensation Committee discretion to recoup any performance-based compensation paid in excess of what otherwise should have been delivered due to the Executive Committee member's misconduct that resulted in a financial restatement. In addition, the policy grants the Board or Compensation Committee discretion to recoup performance-based compensation in the event that an Executive Committee member's detrimental conduct causes material financial, operational or reputational harm to the Company.

Policy Prohibiting Hedging and Pledging

Our Insider Trading Policy prohibits our executive officers, the non-employee members of our Board of Directors and certain designated employees who in the course of the performance of their duties have access to material, nonpublic information regarding the Company from engaging in the following transactions:

- selling any of our securities that they do not own at the time of the sale (a "short sale");
- buying or selling puts, calls, other derivative securities of the Company or any derivative securities that provide the economic equivalent of ownership of any of our securities or an opportunity, direct or indirect, to profit from any change in the value of our securities or engaging in any other hedging transaction with respect to our securities at any time;
- using our securities as collateral in a margin account; and
- pledging our securities as collateral for a loan (or modifying an existing pledge).

As of the date of this Proxy Statement, none of our NEOs had previously sought or obtained approval from the Compensation Committee to engage in any hedging or pledging transaction involving our securities.

Executive Compensation Tables

2022 Summary Compensation Table

The following table provides information regarding the total compensation awarded to, earned by, and paid to our NEOs for services rendered to us for the years set forth below. Please note that in certain years these individuals were not NEOs and as such we are not including their compensation for those years.

Name and Principal Position[1]	Year	Salary	Non-Equity Plan Incentive Compensation	Bonus	Stock Awards[2]	Option Awards[2]	All Other Compensation	Total
Stéphane Bancel *Chief Executive Officer*	2022	$ 1,423,077	$ 2,700,000	$ —	$ 3,597,152	$ 10,791,857	$ 851,562	$ 19,363,648
	2021	990,385	1,500,000	—	3,750,000	11,250,000	665,354	18,155,739
	2020	945,673	—	1,900,000	—	9,000,000	1,009,602	12,885,275
James Mock *Chief Financial Officer*	2022	227,885	259,644	1,000,000	2,919,660	2,919,680	4,327	7,331,196
David Meline *Former Chief Financial Officer*	2022	426,497	—	428,055	1,918,342	1,918,533	76,718	4,768,145
	2021	616,962	560,000	—	2,000,000	2,000,000	59,312	5,236,274
	2020	334,616	—	339,344	—	8,600,000	—	9,273,960
Stephen Hoge, M.D. *President*	2022	953,846	1,440,000	—	3,117,492	3,117,579	17,735	8,646,652
	2021	684,808	819,000	—	3,000,000	3,000,000	299,624	7,803,432
	2020	617,366	—	621,000	1,000,000	3,000,000	24,930	5,263,296
Juan Andres *President, Strategic Partnerships and Enterprise Expansion*	2022	684,616	567,000	—	2,398,002	2,398,166	26,581	6,074,365
	2021	590,769	756,000	—	2,500,000	2,500,000	256,713	6,603,482
	2020	548,712	—	662,400	750,000	2,250,000	36,711	4,247,823
Arpa Garay *Chief Commercial Officer*	2022	458,462	508,932	1,500,000	2,502,713	2,502,742	203,303	7,676,152
Jorge Gomez *Former Chief Financial Officer*	2022	5,385	—	—	—	—	431,668	437,053[3]

(1) Mr. Mock was hired by the Company on September 6, 2022 and was not an NEO for 2020 or 2021. Ms. Garay was hired by the Company on May 31, 2022 and was not an NEO for 2020 or 2021. Mr. Gomez was hired by the Company on May 9, 2022 and was not an NEO for 2020 or 2021.

(2) The amounts reported represent the aggregate grant date fair value of the RSUs, PSUs and stock options, respectively, awarded to our NEOs in the year ended December 31, 2022, calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the equity awards reported in these columns are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2022 included in our Annual Report. The amounts reported in these columns reflect the grant date fair value for each award, and, together, differ from the targeted amounts for these grants, due to the fact that a 20-day averaging convention is used for calculating the number of RSUs, PSUs and stock options granted. The amounts reported in this column reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by the NEO upon the exercise of the stock options or any sale of the underlying shares of common stock.

(3) Mr. Gomez was involuntarily terminated from the Company on May 10, 2022, shortly after commencing employment with the Company. No bonus was paid to Mr. Gomez and he was not granted any equity awards. He was entitled to severance payments under the Amended and Restated Executive Severance Plan. See "Jorge Gomez—Executive Separation Agreement and Release" above at page 52.

Salary

Amounts represent the actual amount of base salary paid for each NEO during the applicable year. NEOs and other employees are generally assessed for potential salary increases at the beginning of each year. Percentage salary increases for each of our NEOs (other than Mr. Mock and Ms. Garay, whose salaries were fixed $750,000 and $800,000, respectively, upon hiring) were approved in February 2022 as follows: Mr. Bancel (50%, to $1,500,000), Mr. Meline (13%, to $700,000), Dr. Hoge (43%, to $1,000,000), and Mr. Andres (17%, to $700,000). For more information, see the discussion for each NEO under "Executive Summary" above.

Non-Equity Plan Incentive Compensation

The amounts reported represent annual bonuses earned by our NEOs for services performed during 2022 and 2021, as applicable, based on the achievement of Company and individual performance objectives. Target bonuses for our NEOs are set as a percentage of annual salary, and for 2022 were 150% of salary for our CEO, 100% of salary for our President, and 90% of salary for our other NEOs. The non-equity incentive plan compensation paid to Ms. Garay and Mr. Mock was pro-rated due to their being employed for only part of the year. For more information, see "Short-Term Incentive Compensation" above.

Bonus

The amounts reported represent annual bonuses earned by our NEOs for services performed in 2020, as applicable, based on the achievement of Company and individual performance objectives. For more information, see "Short-Term Incentive Compensation" above.

For Mr. Mock and Ms. Garay, the 2022 "Bonus" amount represents amounts received as a signing bonus in connection with each executive's hiring. These signing bonuses are subject to a clawback if the executive voluntarily departs the Company or is dismissed for cause within two years of the payment of the signing bonus.

For Mr. Meline, the 2022 "Bonus" amount represents amounts received under the terms of his Executive Retirement and Strategic Consulting Agreement, pursuant to which Mr. Meline was paid a bonus at target, pro-rated for his time as Chief Financial Officer during 2022.

Stock Awards

The amount reported represents the aggregate grant date fair value of RSUs and PSUs awarded to the NEOs, calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the RSUs and PSUs reported in this column are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2022 included in our Annual Report. The amount reported in this column reflects the accounting cost for these equity awards and does not correspond to the actual economic value that may be received by the applicable NEO upon the vesting/settlement of the RSUs and PSUs or any sale of the underlying shares of common stock. The award amounts reflect annual equity awards for all NEOs other than Mr. Mock and Ms. Garay, for whom the amounts reflect the value of RSUs granted as new hire equity awards. For the PSUs, the amounts reported assume probable achievement at target of the applicable performance metrics. The grant date fair value of the PSUs, calculated in accordance with FASB ASC Topic 718, assuming maximum achievement of the applicable performance metrics, are as follows: Mr. Bancel - $7,194,304; Mr. Meline - $1,918,342; Dr. Hoge - $3,117,492; and Mr. Andres - $2,398,002.

Option Awards

The amounts reported represent the aggregate grant date fair value of the stock options awarded to the NEOs during 2022, 2021 and 2020, as applicable, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2022 included in our Annual Report. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the NEOs upon the exercise of the stock options or any sale of the underlying shares of common stock. The amounts shown reflect annual equity awards to the NEOs, other than for Mr. Mock and Ms. Garay, where the amounts reflect their new hire equity awards.

All Other Compensation

The amounts set forth below provided a detailed breakdown of the amounts reported above for All Other Compensation. These amounts consist of the following:

- **401(k) Match:** Represents matching contributions to the 401(k) account for the named executive officer.
- **Relocation/Relocation Tax Expenses:** Represents benefits paid on behalf of Ms. Garay and Mr. Gomez in connection with their relocation to the Boston area to begin employment with Moderna, and related tax gross-up payments for such expenses.
- **Severance:** Represents amounts paid to Mr. Gomez pursuant to the Executive Severance Plan and in connection with his involuntary departure from the Company (see "Jorge Gomez—Executive Separation Agreement and Release," above).

- **Commuting & Lodging / Commuting & Lodging Tax Expenses:** Represents amounts paid for commuting and lodging expenses for Mr. Meline and Ms. Garay (prior to her relocation) in connection with travel to our Cambridge office, and related tax gross-up payments for such expenses.
- **Security:** Represents incremental costs borne by the Company for the provision of security services to the NEOs or members of their household in response to a heightened threat environment in connection with production of our COVID-19 vaccine. The Company considers the personal safety of the CEO and other NEOs to be of the utmost importance to the Company and its stockholders.
- **Additional LTD Insurance Coverage:** Represents the amount of premiums paid on behalf of the NEO for supplemental long-term disability coverage, which we offer to executives at the Vice President level and above.

Name	401(k) Match	Relocation	Relocation Tax Expenses	Severance	Commuting & Lodging	Commuting & Lodging Tax Expenses	Security	Additional LTD Insurance Coverage	Total
Stéphane Bancel	$ 10,477	$ —	$ —	$ —	$ —	$ —	$ 834,690	$ 6,395	$ 851,562
James Mock	4,327	—	—	—	—	—	—	—	4,327
David Meline	10,733	—	—	—	31,067	33,980	938	—	76,718
Stephen Hoge, M.D.	9,704	—	—	—	—	—	8,031	—	17,735
Juan Andres	10,685	—	—	—	—	—	7,938	7,958	26,581
Arpa Garay	13,725	91,824	70,506	—	15,164	12,084	—	—	203,303
Jorge Gomez	—	500	399	430,769	—	—	—	—	431,668

Grants of Plan-Based Awards for Fiscal Year 2022

The following table – also known as the Grants of Plan-Based Awards Table – sets forth the individual award, including stock options, RSUs and PSUs, made to each of our NEOs during 2022. For a description of the types of awards indicated below, please see our "Compensation Discussion and Analysis" above.

Name	Grant Date[1]	Award Type	Estimated Future Payouts Under Performance Share Units (#)[2]			Restricted Stock Units (#)[3]	Stock Options (#)[4]	Stock Option Exercise Price[5]	Grant Date Fair Value of Awards[6]
			Threshold	Target	Maximum				
Stéphane Bancel	March 1, 2022	Annual Equity					146,364	$ 149.52	$ 10,791,857
	March 1, 2022	Annual Equity	12,027	24,058	48,116				3,597,152
James Mock	October 5, 2022	New Hire Equity					43,876	125.62	2,919,680
	October 5, 2022	New Hire Equity				23,242			2,919,660
David Meline	March 1, 2022	Annual Equity					26,020	149.52	1,918,533
	March 1, 2022	Annual Equity				6,415			959,171
	March 1, 2022	Annual Equity	3,206	6,415	12,830				959,171
Stephen Hoge, M.D.	March 1, 2022	Annual Equity					42,282	149.52	3,117,579
	March 1, 2022	Annual Equity				10,425			1,558,746
	March 1, 2022	Annual Equity	5,212	10,425	20,850				1,558,746
Juan Andres	March 1, 2022	Annual Equity					32,525	149.52	2,398,166
	March 1, 2022	Annual Equity				8,019			1,199,001
	March 1, 2022	Annual Equity	4,009	8,019	16,038				1,199,001
Arpa Garay	June 5, 2022	New Hire Equity					34,766	137.15	2,502,742
	June 5, 2022	New Hire Equity				18,248			2,502,713
Jorge Gomez[7]	—	—							—

(1) All annual equity grants were approved by the Compensation Committee on February 8, 2022, with a grant date of March 1, 2022, for annual stock option, RSU and PSU grants (the second trading day following the filing of our Annual Report 10-K with the SEC). The new hire award for Mr. Mock, which was approved by the Compensation Committee on July 21, 2022, had a grant date of October 5, 2022, consistent with the Company's grant date convention for new hires under the Company's Equity Award Grant policy as then in effect. The new hire equity award for Ms. Garay was approved by the Compensation Committee on April 22, 2022, with a grant date of June 5, 2022, consistent with the Company's grant date convention for new hires under the Company's Equity Award Grant policy.

(2) Each PSU is subject to vesting upon a determination by the Compensation Committee that the goals thereunder have been met. This determination is expected to be made within two-and-a-half months of the conclusion of the performance period, which ends on December 31, 2024.

(3) Each RSU is subject to time-based vesting, as described in the footnotes to the "Outstanding Equity Awards at 2022 Year-End Table" below.

(4) Each stock option is subject to time-based vesting, as described in the footnotes to the "Outstanding Equity Awards at 2022 Year-End Table" below.

(5) Based upon the closing price of our common stock as reported on the Nasdaq Global Select Market on the date of grant.

(6) The amounts reported represent the aggregate grant date fair value of the stock options, RSUs and PSUs, as applicable, awarded to the NEOs during 2022, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options, RSUs and PSUs, as applicable, reported in this column are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2022 included in our Annual Report. The amounts reported in this column reflect the aggregate accounting cost for these equity awards, and do not correspond to the actual economic value that may be received by the NEOs upon the exercise of the stock options, the vesting/settlement of the RSUs or PSUs or any sale of the underlying shares of common stock. The grant date fair value of PSUs is based on probable achievement of the performance metrics at target.

(7) Mr. Gomez's employment with the Company was terminated prior to the date when his new hire equity awards would have been granted, and no equity grants were made to Mr. Gomez in connection with his employment.

Outstanding Equity Awards at 2022 Year-end

The table below sets forth information regarding outstanding equity awards held by our NEOs as of December 31, 2022.

Name	Grant Date[1]	Award Type	First Vesting Date	Number Exercisable/ Vested	Number Unexercisable/ Unvested	Option Exercise Price	Option Expiration Date	Market Value[2]
Stéphane Bancel	8/19/2013	Options	8/10/2016	2,027,155[3]	—	$ 0.99	8/19/2023	$ 362,110,698
	2/23/2016	Options	2/23/2017	688,073[3]	—	10.90	2/23/2026	116,091,677
	8/10/2016	Options	8/10/2016	558,394[3]	—	19.15	8/10/2026	89,605,485
	8/10/2016	Options	8/10/2016	193,321[3]	—	19.15	8/10/2026	31,022,221
	2/23/2017	Options	2/22/2018	642,201[3]	—	12.21	2/23/2027	107,510,869
	2/28/2018	Options	2/28/2019	831,421[5]	86,010[5]	14.22	2/28/2028	151,743,087
	12/6/2018	Options	6/13/2020	2,006,874[6]	2,580,281[6]	23.00	12/6/2028	718,440,216
	3/8/2019	Options	3/8/2020	556,492[4]	37,100[4]	20.93	3/8/2029	94,197,114
	2/28/2020	Options	2/28/2021	443,080[4]	201,400[4]	25.93	2/28/2030	99,050,131
	2/9/2021	Options	2/9/2022	63,045[4]	81,060[4]	179.52	2/9/2031	14,411
	3/5/2021	PSUs		—	28,368[9]	—		5,095,460
	3/1/2022	Options	3/1/2023	—	146,364[4]	149.52	3/1/2032	4,405,556
	3/1/2022	PSUs		—	24,058[10]	—		4,321,298
								1,738,608,223
James Mock	10/5/2022	Options	10/5/2023	—	43,876[4]	125.62	10/5/2032	2,369,304
	10/5/2022	RSUs	10/5/2023	—	23,242[4]	—		4,174,728
								6,544,032
David Meline	7/6/2020	Options	7/6/2021	152,607[4]	118,696[4]	59.15	3/2/2027	32,683,872
	2/9/2021	Options	2/9/2022	11,207[4]	9,607[4]	179.52	3/2/2027	2,081
	2/9/2021	RSUs	2/9/2022	—	2,089[4]	—		375,226
	3/5/2021	PSUs		—	4,235[9]	—		760,691
	3/1/2022	Options	3/1/2023	—	26,020[4]	149.52	3/2/2027	783,202
	3/1/2022	RSUs	3/1/2023	—	6,415[4]	—		1,152,262
	3/1/2022	PSUs		—	6,415[10]	—		1,152,262
								36,909,596
Stephen Hoge, M.D.	8/10/2016	Options	8/10/2016	223,357[3]	—	19.15	8/10/2026	35,842,098
	8/10/2016	Options	8/10/2016	96,660[3]	—	19.15	8/10/2026	15,511,030
	2/23/2017	Options	2/22/2018	458,715[3]	—	12.21	2/23/2027	76,793,478
	10/3/2017	Options	10/3/2018	1,720,180[7]	114,682[7]	12.21	10/3/2027	307,174,247
	2/28/2018	Options	2/27/2019	412,844[3]	—	14.22	2/28/2028	68,284,398
	3/8/2019	Options	3/8/2020	317,994[4]	21,201[4]	20.93	3/8/2029	53,826,855
	2/28/2020	Options	2/28/2021	147,692[4]	67,134[4]	25.93	2/28/2030	33,016,608
	2/28/2020	RSUs	2/28/2022	—	12,053[8]	—		2,164,960
	2/9/2021	Options	2/9/2022	16,812[4]	21,616[4]	179.52	2/9/2031	3,843
	2/9/2021	RSUs	2/9/2022	—	4,701[4]	—		844,394
	3/5/2021	PSUs		—	11,347[9]	—		2,038,148
	3/1/2022	Options	3/1/2023	—	42,282[4]	149.52	3/1/2032	1,272,688
	3/1/2022	RSUs	3/1/2023	—	10,425[4]	—		1,872,539
	3/1/2022	PSUs		—	10,425[10]	—		1,872,539
								600,517,825

Name	Grant Date[1]	Award Type	First Vesting Date	Number Exercisable/ Vested	Number Unexercisable/ Unvested	Option Exercise Price	Option Expiration Date	Market Value[2]
Juan Andres	3/8/2019	Options	3/8/2020	187,125[4]	15,900[4]	$ 20.93	3/8/2029	$ 32,218,037
	2/28/2020	Options	2/28/2021	110,770[4]	50,350[4]	25.93	2/28/2030	24,762,533
	2/28/2020	RSUs	2/28/2022	—	9,040[8]	—		1,623,765
	2/9/2021	Options	2/9/2022	14,009[4]	18,014[4]	179.52	2/9/2031	3,202
	2/9/2021	RSUs	2/9/2022	—	3,918[4]	—		703,751
	3/5/2021	PSUs		—	9,456[9]	—		1,698,487
	3/1/2022	Options	3/1/2023	—	32,525[4]	149.52	3/1/2032	979,003
	3/1/2022	RSUs	3/1/2023	—	8,019[4]	—		1,440,373
	3/1/2022	PSUs		—	8,019[10]	—		1,440,373
								64,869,524
Arpa Garay	6/5/2022	Options	6/5/2023	—	34,766[4]	137.15	6/5/2032	1,476,512
	6/5/2022	RSUs	6/5/2023	—	18,248[4]	—		3,277,706
								4,754,218
Jorge Gomez[11]	—	—						—

(1) Equity awards granted prior to December 6, 2018 are subject to the terms of our 2016 Stock Option and Grant Plan, as amended from time to time (the 2016 Stock Plan), and equity awards granted on or after December 6, 2018 are subject to the terms of our 2018 Stock Plan.

(2) Market value reflects the value of the applicable equity award, including both vested and unvested portions, based upon the closing price for the Company's common stock on December 30, 2022 of $179.62.

(3) The shares subject to the option are fully vested.

(4) 25% of the shares subject to the equity award vest on the first anniversary of the grant date and the remaining 75% vest in 12 equal quarterly installments thereafter, generally subject to the NEO's continuous service relationship with the Company through each applicable vesting date.

(5) This option grant vests in three tranches. The first tranche, consisting of 50% of the underlying shares, vests as follows: 25% of this tranche vested on the first anniversary of the grant date, and the remainder vests in 12 equal quarterly installments thereafter. The second tranche, consisting of 25% of the underlying shares, vests as follows: 25% of this tranche vested on the second anniversary of the grant date, and the remainder vests in 12 equal quarterly installments thereafter. The third tranche, consisting of 25% of the underlying shares, vests as follows: 25% of this tranche vests on the third anniversary of the grant date, and the remainder will vest in 12 equal quarterly installments thereafter. Vesting is generally subject to Mr. Bancel's continuous employment with the Company through the applicable vesting date.

(6) This option grant vests in two tranches. The first tranche, consisting of 50% of the underlying shares, vests as follows: 25% of this tranche vested on June 13, 2020 (573,394 shares), and the remainder of this tranche will vest in 12 equal quarterly installments (143,348 shares each) thereafter. The second tranche, consisting of 50% of the underlying shares (2,436,933 shares), will vest on June 13, 2023. Vesting is generally subject to Mr. Bancel's continuous employment with the Company through the applicable vesting date.

(7) 50% of the shares (917,432 shares) subject to the option vest over four years in accordance with the following schedule: 25% of such shares vest on the first anniversary of the grant date and the remaining 75% of such shares vest in 12 equal quarterly installments thereafter. 25% of the shares (458,715 shares) subject to the option vest over five years in accordance with the following schedule: 25% of such shares vest on the second anniversary of the grant date and the remaining 75% of such shares vest in 12 equal quarterly installments thereafter. 25% of the shares (458,715 shares) subject to the option vest over six years in accordance with the following schedule: 25% of such shares vest on the third anniversary of the grant date and the remaining 75% of such shares vest in 12 equal quarterly installments thereafter. Vesting is generally subject to Dr. Hoge's continuous employment with the Company through the applicable vesting date.

(8) 50% of the shares subject to the equity award vest on the second anniversary of the grant date and the remaining 50% vest in 8 equal quarterly installments thereafter, generally subject to the NEO's continuous service relationship with the Company through each applicable vesting date.

(9) The shares subject to the equity award are scheduled to vest within two and a half months of the conclusion of the performance period, which ends on December 31, 2023, and following a determination by the Compensation Committee on whether the performance criteria have been satisfied; if an NEO remains employed for at least one year of the performance period, he or she will be entitled to a pro rata award based upon time employed, subject to satisfaction of the performance criteria.

(10) The shares subject to the equity award are scheduled to vest within two and a half months of the conclusion of the performance period, which ends on December 31, 2024, and following a determination by the Compensation Committee on whether the performance criteria have been satisfied; if an NEO remains employed for at least one year of the performance period, he or she will be entitled to a pro rata award based upon time employed, subject to satisfaction of the performance criteria. See page 37 for details on the performance conditions for the 2022 PSU grants.

(11) Mr. Gomez's employment with the Company was terminated prior to the date when his new hire equity awards would have been granted, and no equity grants were made to Mr. Gomez in connection with his employment.

Option Exercises and Stock Vested in Fiscal Year 2022

The following table sets forth the number of shares acquired and the value realized upon exercises of stock options and vesting of RSUs during the fiscal year ended December 31, 2022 by each of our NEOs.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Stéphane Bancel	2,560,000	$ 392,583,580	—	$ —
James Mock	—	—	—	—
David Meline	—	—	2,436	381,126
Stephen Hoge, M.D.	364,403	56,523,358	30,166	4,584,377
Juan Andres	80,000	11,467,901	22,929	3,485,948
Arpa Garay	—	—	—	—
Jorge Gomez	—	—	—	—

(1) The value realized upon the exercise of option awards is calculated as the difference between the market price of the underlying security at exercise and the exercise price of the options.

(2) The value realized upon the vesting of stock awards is calculated based on the closing market price of a share of our common stock on the day of vesting.

All stock option exercises shown in the table above were conducted pursuant to 10b5-1 plans. For as long as they are executives, our NEOs are required to conduct any trades, including stock option exercises, pursuant to 10b5-1 plans. These plans require that the executive commit to a trading plan in advance and at a time when the Company is in an open trading window under the Company's Insider Trading Policy.

The stock option exercises shown above for Mr. Bancel were all exercises of a stock option award that was granted in August 2013 and that will expire in August 2023. In May 2022, Mr. Bancel announced his intention to fully exercise the award, exercising 40,000 options each Wednesday and Thursday under a 10b5-1 plan until it is fully exercised. Mr. Bancel has committed to contributing the after-tax proceeds from the option exercise to charitable causes. Mr. Bancel's announcement regarding the exercise of the stock option and the contribution of the proceeds to charitable causes can be found in the Current Report on Form 8-K filed by Moderna with the SEC on May 24, 2022.

Potential Payments on Termination or Change in Control

Our Executive Severance Plan, as described above, provides for certain payments and benefits in the event of certain qualifying terminations of employment, including qualifying terminations of employment in connection with a change in control of the Company.

The table below quantifies the potential payments and benefits that would have become due to our NEOs (other than Mr. Meline and Mr. Gomez), assuming that a qualifying termination occurred on December 31, 2022. Mr. Meline and Mr. Gomez were not eligible to receive any payments or benefits in the event of a termination on December 31, 2022 as they were no longer employed by the Company as of that date. See "David Meline—Executive Retirement and Strategic Consulting Agreement," and "Jorge Gomez—Executive Separation Agreement and Release" above for details related to arrangements concerning their respective departures from the Company.

In the event of termination due to death or disability, each of our named executive officers would be eligible to have any outstanding but unvested equity accelerate on the same terms as other employees, up to a cap of $500 million. For each named executive officer, the value of such equity as of December 31, 2022 would have been the same as is shown under "Accelerated Equity Vesting" under "Qualifying Termination in Connection with a Change of Control" below.

The closing market price of a share of our common stock on December 30, 2022 (the last trading day of 2022) was $179.62.

	Qualifying Termination Not in Connection with a Change in Control ($)[1]	Qualifying Termination in Connection with a Change in Control ($)[2]
Stéphane Bancel		
Cash Severance Payment	$ 1,500,000[3]	$ 2,250,000[4]
Cash Incentive Bonus Payment	2,250,000[5]	5,625,000[6]
COBRA Premiums	25,658[7]	38,487[8]
Accelerated Equity Vesting	—	464,441,298[9]
James Mock		
Cash Severance Payment	750,000[3]	1,125,000[4]
Cash Incentive Bonus Payment	675,000[5]	1,687,500[6]
COBRA Premiums	25,658[7]	38,487[8]
Accelerated Equity Vesting	—	6,544,032[9]
Stephen Hoge, M.D.		
Cash Severance Payment	1,000,000[3]	1,500,000[4]
Cash Incentive Bonus Payment	1,000,000[5]	2,500,000[6]
COBRA Premiums	25,658[7]	38,487[8]
Accelerated Equity Vesting	—	41,020,811[9]
Juan Andres		
Cash Severance Payment	700,000[3]	1,050,000[4]
Cash Incentive Bonus Payment	630,000[5]	1,575,000[6]
COBRA Premiums	25,658[7]	38,487[8]
Accelerated Equity Vesting	—	16,622,604[9]
Arpa Garay		
Cash Severance Payment	800,000[3]	1,200,000[4]
Cash Incentive Bonus Payment	720,000[5]	1,800,000[6]
COBRA Premiums	25,288[7]	37,932[8]
Accelerated Equity Vesting	—	4,754,218[9]

(1) A "qualifying termination" means a termination other than due to cause, death or disability or a resignation for good reason and "not in connection with a change in control" means outside of the change in control period.

(2) A "qualifying termination" means a termination other than due to cause, death or disability or a resignation for good reason and "in connection with a change in control" means within the change in control period.

(3) Represents 12 months of the executive's base salary.

(4) Represents 18 months of the executive's base salary.

(5) Represents the NEO's target annual bonus opportunity, pro-rated for the number of full weeks elapsed in the then-current fiscal year prior to the date of termination.

(6) Represents 150% of the NEO's target annual bonus opportunity plus the NEO's target bonus opportunity, pro-rated for the number of full weeks elapsed in the then-current fiscal year prior to the date of termination.

(7) Represents 12 months of our contribution towards health insurance, based on our actual costs to provide health insurance to the NEO as of the date of termination.

(8) Represents 18 months of our contribution towards health insurance, based on our actual costs to provide health insurance to the NEO as of the date of termination.

(9) Represents the value of acceleration of (i) vesting of 100% of the NEO's unvested and outstanding time-based equity awards and (ii) pro-rated vesting of the NEO's unvested and outstanding PSUs, based on the market price of a share of our common stock on December 30, 2022, which was $179.62.

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 with respect to shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options and Restricted Stock Units (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders[1]	27,836,339[2]	$ 42.23	26,483,398[3][4]
Equity Compensation Plans Not Approved by Stockholders	—	N/A	—
TOTAL	27,836,339	$ 42.23	26,483,398

(1) Consists of our 2018 Stock Plan, 2016 Stock Plan, and ESPP. Following our initial public offering, we have not and will not grant any awards under our 2016 Stock Plan, but all outstanding awards under the 2016 Stock Plan will continue to be governed by their existing terms. The shares of common stock underlying any awards granted under the 2016 Stock Plan or 2018 Stock Plan that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock, or otherwise terminated (other than by exercise) and the shares of common stock that are withheld upon exercise of a stock option or settlement of such award to cover the exercise price or tax withholding will be added to the shares of common stock available for issuance under the 2018 Stock Plan.

(2) Does not include purchase rights accruing under the ESPP because the purchase right (and therefore the number of shares to be purchased) will not be determined until the end of the purchase period.

(3) Consists of shares available for future issuance under the ESPP and the 2018 Stock Plan. As of December 31, 2022, 3,422,174 shares of common stock were available for issuance under the ESPP (which number includes shares subject to purchase during the current purchase period, which commenced on December 1, 2022, and the exact number of which will not be known until the end of the purchase period on May 30, 2023), and 23,061,224 shares of common stock were available for issuance under the 2018 Stock Plan. Subject to the number of shares remaining in the share reserve, under the ESPP, the maximum number of shares purchasable by any participant on any one purchase date for any purchase period, including the current period, may not exceed 3,000 shares.

(4) The 2018 Stock Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2019, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our Compensation Committee. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2020, by the least of 3,240,000 shares of our common stock, 1% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. In December 2020, 2021 and 2022, our Compensation Committee determined that neither the 2018 Stock Plan nor the ESPP would increase the shares reserved thereunder for future issuances in 2021, 2022 or 2023, respectively, as both plans had ample shares reserved for expected future issuances as of the end of each preceding year.

CEO Pay Ratio

We present below the ratio of annual total compensation of our median compensated employee to the annualized total compensation of Mr. Bancel, calculated in accordance with Item 402(u) of Regulation S-K.

In identifying our median employee, we reviewed the compensation of our entire employee population of approximately 3,900 global employees as of December 31, 2022. In performing this analysis, we identified the median employee based on actual base pay during 2022, plus all cash bonuses, overtime pay and equity awards received/granted during the year. After identifying the median employee, we then determined the cash bonus for 2022 (paid in 2023), as well as other benefits such as 401(k) match, in the same method used to calculate and report Mr. Bancel's compensation.

The 2022 total compensation for Mr. Bancel, as reported above in the 2022 Summary Compensation Table on page 55 was $19,363,648, which reflects all elements of his compensation as determined under Item 402 of Regulation S-K. The 2022 annual total compensation as determined under Item 402 of Regulation S-K for our median employee, who is employed as a Principal Research Associate, was $163,293.

The ratio of Mr. Bancel's total compensation to our median employee's total annual compensation for fiscal year 2022 is 119 to 1.

Pay Versus Performance

The following table reports the compensation of our CEO (our Principal Executive Officer, or PEO) and the average compensation of the other Named Executive Officers (Other NEOs) as reported in the Summary Compensation Table in our proxy statements for the past three years, as well as their "compensation actually paid" (CAP), as calculated pursuant to recently adopted SEC rules and certain performance measures required by the rules. The CAP values included in the table below reflect a new measure of compensation which is a combined realizable and realized pay measure predicated on fair value. The grant date fair values included in the Summary Compensation Table (SCT) have been replaced with fair values reflecting the change in value of equity awards during the fiscal year. The calculations do not reflect the actual sale of stock underlying equity awards or the exercise of stock options by the executive.

| Year[1] (a) | Summary Compensation Table Total for PEO (b) | Compensation Actually Paid to PEO[2] (c) | Average SCT Total for Other NEOs (d) | Average Compensation Actually Paid to Other NEOs[2] (e) | Value of Initial Fixed $100 Investment Based on: | | Net Income (millions) (h) | Company-Selected Measure [Product Sales][4][5] (millions) (i) |
					Moderna TSR (f)	Peer Group[3] TSR (g)		
2022	$ 19,363,648	$ (306,219,630)	$ 5,822,260	$ (8,967,479)	$ 918	$ 111	$ 8,362	$ 18,435
2021	18,155,739	793,044,894	8,256,157	67,035,028	1,298	125	12,202	17,675
2020	12,855,275	469,967,605	5,286,409	54,985,594	534	126	(747)	200

(1) *Mr. Bancel served as our PEO in each year shown. The Other NEOs reflected in columns (d) and (e) above represent the following individuals for each of the years shown:*
- *2022 – Juan Andres, Arpa Garay, Jorge Gomez, Stephen Hoge, David Meline and James Mock*
- *2021 – Juan Andres, Stephen Hoge, Shannon Klinger, David Meline and Corinne LeGoff*
- *2020 – Juan Andres, Stephen Hoge, Lorence Kim, David Meline and Tal Zaks*
Biographical information for each of these individuals and their positions can be found above, beginning on page 32, or in the proxy statement for the year upon which compensation was reported, under the heading "Management."
(2) *The 2022 Summary Compensation Table totals reported for the PEO and the average of the Other NEOs for each year were subject to the following adjustments per Item 402(v)(2)(iii) of Regulation S-K to calculate "compensation actually paid":*

	2022		2021		2020	
	PEO	Average for Other NEOs	PEO	Average for Other NEOs	PEO	Average for Other NEOs
Summary Compensation Table	$ 19,363,648	$ 5,822,260	$ 18,155,739	$ 8,256,157	$ 12,855,275	$ 5,286,409
Adjustments						
Deduction for amounts reported under the "Stock Awards" and "Option Awards" columns of the Summary Compensation Table[a]	(14,389,009)	(4,285,485)	(15,000,000)	(6,600,000)	(9,000,000)	(4,220,000)
Increase/(decrease) for the Inclusion of Rule 402(v) Equity Values[a]	(311,194,269)	(10,504,254)	789,889,155	65,378,871	466,112,330	53,919,185
Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year	18,930,378	5,957,933	25,410,484	7,893,516	53,681,961	14,619,557
Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards	(216,035,770)	(5,734,897)	577,920,879	29,752,324	347,020,376	30,590,579
Change in Fair Value of Prior Years' Equity Awards that Vested During the Year	(114,088,877)	(10,254,023)	186,557,792	27,733,031	65,409,993	10,481,461
Change in Value of Prior Years' Equity Awards that Forfeited During the Year	—	(473,267)	—	—	—	(1,772,412)
Compensation Actually Paid	(306,219,630)	(8,967,479)	793,044,894	67,035,028	469,967,605	54,985,594

(a) Compensation Actually Paid excludes the Stock Awards and Option Awards columns from the relevant fiscal year's Summary Compensation Table total. The Rule 402(v) Equity Values instead reflect the aggregate of the following components, as applicable: (i) the fair value as of the end of the listed fiscal year of unvested equity awards granted in that year; (ii) the change in fair value during the listed fiscal year of equity awards granted in prior years that remained outstanding and unvested at the end of the listed fiscal year; and (iii) the change in fair value during the listed fiscal year through the vesting date of equity awards granted in prior years that vested during the listed fiscal year, less the fair value at the end of the prior year of awards granted prior to the listed fiscal year that failed to meet applicable vesting conditions during the listed fiscal year. Equity values are calculated in accordance with FASB ASC Topic 718.

(3) Peer group TSR reflects the Nasdaq Biotechnology Index for all three fiscal years disclosed, which aligns with the peer group used in our Annual Report on 10-K for each of these years.

(4) The Company has identified Product Sales from COVID-19 vaccines as the company-selected measure for the pay versus performance disclosure, as it represents the most important financial performance measure used to link compensation actually paid to the PEO and the Other NEOs in 2022 to the Company's performance.

(5) Product Sales was chosen from the following three most important financial performance measures used by the Company to link compensation actually paid to the PEO and Other NEOs in 2022 to the Company's performance:

Performance Metrics

Product Sales from COVID-19 Vaccines	Refer to "Compensation Discussion and Analysis—Short-Term Incentive Compensation—2022 Corporate Objectives," described on page 46
Operating Income	Refer to "Compensation Discussion and Analysis—Short-Term Incentive Compensation—2022 Corporate Objectives," described on page 46
Total Shareholder Return (TSR)	Stock options are the most heavily weighted equity vehicle in our long-term incentive program (75% for the PEO and 50% for the Other NEOs). The value of these equity awards is directly related to stock price appreciation over time, which incentivizes our executives to achieve our long-term strategic and pipeline goals to create shareholder value. Total Shareholder Return on a $100 investment in Moderna stock over a three-year period ending December 31, 2022 would have been $918.30.

Supplemental Graphs & Narratives

- Description of the relationship between Moderna's TSR and peer group TSR
- Descriptions of the relationships between Compensation Actually Paid (CAP) and financial measures for the PEO and the average of the Other NEOs

1. TSR: Company versus Peer Group



Company Cumulative TSR vs. Peer Group Cumulative TSR

TSR for our peer group is based on the Nasdaq Biotechnology Index, which reflects the Company's industry sector and is also the peer group used in our Annual Report on Form 10-K.

Moderna significantly outperformed peers during this period, reflecting our rapid shift to a commercial company as we developed one of the earliest COVID-19 vaccines during the pandemic. The COVID-19 vaccine was Moderna's first commercial product when it was authorized for emergency use in the U.S. in December 2020, followed quickly by authorization or approval in markets globally.

Although our stock price declined at the end of 2022 compared to the prior year, our three-year TSR is significantly higher than peers. We anticipate that the ongoing advancement of our clinical pipeline will continue to build value for investors, which will be reflected in our stock price.

2. CAP versus Company TSR



CEO and Average NEO CAP vs. Company's TSR

Equity awards are the largest component of our executive compensation program, representing no less than 70% of the target total compensation for each of our executives. Therefore, TSR has a significant impact on our CAP, particularly for executives who have been with us for several years and who have multiple years of outstanding equity awards. The impact is more pronounced for our CEO/PEO, given the heavier weighting of stock options as part of his compensation versus the Other NEOs (75% vs. 50%) and the larger size of his annual equity awards.

Prior to our development of the COVID-19 vaccine early in 2020, our executive team was granted equity awards at then-prevailing stock prices. From the time of our IPO in December 2018 through early February 2020—when we completed the first batch of our COVID-19 vaccine for testing—our stock price fluctuated between a low of $11.54 and a high of $29.79. Equity awards granted to our executive team prior to the development of our COVID-19 vaccine increased significantly in value during 2021, a year in which our closing stock price on December 31, 2021 was $253.98.

Several of the Other NEOs who were with Moderna prior to the pandemic have since retired or left the Company. As Other NEOs have joined Moderna and been granted equity awards at higher stock prices, the impact of stock price changes for these newer executives has been less pronounced. Due to the significant weighting of equity in our compensation programs, the decline in our stock price between the end of 2021 and 2022 has resulted in negative CAP for our PEO and Other NEOs.

3. CAP versus Net Income



CEO and Average NEO CAP vs. Company's Net Income

Our stock price appreciated significantly during 2020 as we announced positive milestones in connection with the development of our COVID-19 vaccine and in anticipation of our delivering on the promise of mRNA medicine. COVID-19 vaccines were the first medicine using mRNA technology, and prior to their launch many questioned the ability to develop medicines using mRNA. While we recognized our initial sales to the U.S. and Canadian governments in the last few weeks of 2020, we incurred significant costs during the year to produce the vaccine and to prepare for global distribution. As a result, we experienced a loss in 2020, but experienced a significant growth in net income for 2021. 2022 also saw positive net income, but a decline from the prior year.

4. CAP versus Company Selected Metric (CSM) – Product Sales from COVID-19 Vaccines



**CEO and Average NEO CAP vs. Company Selected Metric
(Product Sales from COVID-19 Vaccines)**

The most heavily weighted factor in Moderna's corporate scorecard with respect to Moderna's annual bonus plan is our product sales. Product sales from our COVID-19 vaccine are our primary source of revenue and are key to funding our operations and ongoing investments in the rest of our research and development pipeline. Most of our other scorecard goals are tied to advancing our product pipeline.

Our product sales increased significantly during 2021 with the sale of our first commercial product, the COVID vaccine, during the global pandemic. Our product sales increased by an additional 4% between 2021 and 2022, but as the COVID pandemic shifts to an endemic phase, we expect to see a decline in revenues in 2023 compared to 2021 and 2022. We believe that our ongoing investments in advancing our pipeline will lead to future revenues, and that this will in turn lead to shareholder value creation that will be reflected in our stock price.

Other Compensation Policies and Practices

Tax and Accounting Considerations

Deductibility of Executive Compensation

Generally, Section 162(m) of the Code (Section 162(m)) disallows a federal income tax deduction for public corporations of remuneration in excess of $1 million paid in any fiscal year to certain specified executive officers. Subject to certain transition rules which apply to remuneration provided pursuant to written binding contracts which were in effect on November 2, 2017, and which are not subsequently modified in any material respect and certain transition relief for newly public companies, for taxable years beginning after December 31, 2017, the exemption from the deduction limit for "performance-based compensation" is no longer available. Consequently, for fiscal years beginning after December 31, 2017, all remuneration in excess of $1 million paid to a specified executive will not be deductible unless it qualifies for the transition relief described above.

In designing our executive compensation program and determining the compensation of our executive officers, including our NEOs, the Compensation Committee considers a variety of factors, including the potential impact of the Section 162(m) deduction limit. However, the Compensation Committee will not necessarily limit executive compensation to that which is or may be deductible under Section 162(m). The deductibility of some types of compensation depends upon the timing of an executive officer's vesting or exercise of previously granted rights. Further, interpretations of and changes in the tax laws, and other factors beyond the Compensation Committee's control also affect the deductibility of compensation. The Compensation Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent consistent with its compensation goals.

To maintain flexibility to compensate our executive officers in a manner designed to promote our short-term and long-term corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible. The Compensation Committee believes that our stockholders' interests are best served if its discretion and flexibility in awarding compensation is not restricted in order to allow such compensation to be consistent with the goals of our executive compensation program, even though some compensation awards may result in non-deductible compensation expense.

Accounting for Stock-Based Compensation

We follow the Financial Accounting Standard Board's Accounting Standards Codification Topic 718 (FASB ASC Topic 718) for our stock-based compensation awards. FASB ASC Topic 718 requires us to measure the compensation expense for all share-based payment awards made to our employees and non-employee members of our Board of Directors, including stock options to purchase shares of our common stock and other stock awards, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the executive compensation tables required by the federal securities laws, even though the recipient of the awards may never realize any value from their awards.

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the company that exceeds certain prescribed limits, and that the company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We have not agreed to provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999 of the Code.

Section 409A of the Internal Revenue Code

Section 409A of the Code imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A of the Code. Although we do not maintain a traditional nonqualified deferred compensation plan, Section 409A of the Code does apply to certain severance arrangements, bonus arrangements and equity awards. We structure all our severance arrangements, bonus arrangements and equity awards in a manner to either avoid the application of Section 409A or, to the extent doing so is not possible, to comply with the applicable requirements of Section 409A of the Code.

Compensation and Talent Committee Report

The information contained in this Compensation and Talent Committee Report shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission, subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended (the Exchange Act), or subject to the liabilities of Section 18 of the Exchange Act. No portion of this Compensation and Talent Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the Securities Act) or the Exchange Act, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that Moderna specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

The Compensation and Talent Committee has reviewed and discussed the section captioned "Compensation Discussion and Analysis" with management. Based on such review and discussions, the Compensation and Talent Committee recommended to the Board of Directors that this "Compensation Discussion and Analysis" section be included in this proxy statement.

Respectfully submitted by the members of the Compensation and Talent Committee of the Board of Directors:

Stephen Berenson (Chairperson)

François Nader

Elizabeth Tallett

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of March 8, 2023, or as of the date otherwise set forth below, for:

- each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;
- each of our named executive officers;
- each of our directors; and
- all of our executive officers, directors, and director nominees as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership in the table below is based on 385,677,955 shares of common stock outstanding as of March 8, 2023. The table shown below and the calculated percentage of beneficial ownership includes shares owned by each stockholder and all stock options held by such stockholder that are either currently vested or will be vested within 60 days of March 8, 2023. Further details are provided in the footnotes section below the table.

Name and Address of Beneficial Owner[1]	Shares Beneficially Owned	
	Number	Percentage
Named Executive Officers, Directors and Director Nominees:		
Stéphane Bancel, *Chief Executive Officer and Director*[2]	28,572,250	7.3%
Noubar B. Afeyan, Ph.D., *Chairman*[3]	15,272,002	4.0%
Robert Langer, Sc.D., *Director*[4]	11,802,859	3.1%
Stephen Hoge, M.D., *President*[5]	5,285,703	1.4%
Paul Sagan, *Director*[6]	581,698	*%
Juan Andres, *President, Strategic Partnerships and Enterprise Expansion*[7]	347,172	*%
David Meline, *Former Chief Financial Officer*[8]	209,914	*%
Stephen Berenson, *Director*[9]	185,051	*%
François Nader, M.D., *Director*[10]	82,882	*%
Sandra Horning, M.D., *Director*[11]	44,981	*%
Elizabeth Tallett, *Director*[12]	34,018	*%
Elizabeth Nabel, M.D., *Director*[13]	10,654	*%
James Mock, *Chief Financial Officer*	—	—
Arpa Garay, *Chief Commercial Officer*	—	—
Jorge Gomez, *Former Chief Financial Officer*	—	—
All executive officers, directors and director nominees as a group (16 persons)[14]	62,457,224	15.7%
Other 5% Stockholders:		
Baillie Gifford and Co.[15]	44,786,746	11.6%
The Vanguard Group[16]	27,282,173	7.1%
BlackRock, Inc.[17]	26,115,224	6.8%

*   *Represents beneficial ownership of less than one percent*

(1) Unless otherwise indicated, the address for each beneficial owner is c/o Moderna, Inc., 200 Technology Square, Cambridge, MA 02139.

(2) The shares reported herein consist of (a) 5,411,946 shares held directly by Stéphane Bancel, (b) 6,564,880 shares held by OCHA LLC (OCHA), (c) 9,050,372 shares held by Boston Biotech Ventures, LLC (BBV), and (d) 7,545,052 shares of common stock underlying outstanding stock options that are or will be immediately exercisable within 60 days of March 8, 2023. Mr. Bancel is the controlling unit holder and sole managing member of each of OCHA and BBV.

(3) Consists of (a) 2,187,209 shares of common stock held by Noubar B. Afeyan, Ph.D., (b) 164,934 shares of common stock underlying stock options held by Dr. Afeyan that are or will be immediately exercisable or vest within 60 days of March 8, 2023, (c) 10,801,059 shares of common stock held by Flagship Ventures Fund IV, L.P. (Flagship Fund IV), (d) 2,081,760 shares of common stock held by Flagship Ventures Fund IV-Rx, L.P. (Flagship Fund IV-Rx, together with Flagship Fund IV collectively the Flagship Funds), (e) 3,924 shares of common stock held by Flagship Pioneering, Inc. (Flagship Pioneering), and (f) 33,116 shares of common stock underlying stock options held by Flagship Pioneering that are or will be immediately exercisable within 60 days of March 8, 2023. Flagship Ventures Fund IV General Partner LLC (Flagship Fund IV GP) is the general partner of each of the Flagship Fund IV and Flagship Fund IV-Rx. Dr. Afeyan is the sole manager of Flagship Fund IV GP and CEO and sole stockholder of Flagship Pioneering and may be deemed to have voting and investment power with respect to all shares held by the Flagship Funds and Flagship Pioneering.

(4) Consists of (a) 11,466,961 shares held by Robert Langer, (b) 14,132 shares held by Michael D. Langer Irrevocable Trust u/d/t dated 12/14/95, (c) 14,132 shares held by Susan K. Langer Irrevocable Trust u/d/t dated 12/14/95, (d) 14,132 shares held by Samuel A. Langer Irrevocable Trust u/d/t dated 12/14/95, and (e) 293,502 shares of common stock underlying outstanding stock options that are or will be immediately exercisable or vest within 60 days of March 8, 2023.

(5) Consists of (a) 1,630,460 shares held by Stephen Hoge, (b) 151,933 shares held by a trust for the benefit of Dr. Hoge's spouse and children, of which his spouse is a trustee, (c) 4,116 shares held by Valhalla LLC, and (d) 3,499,194 shares of common stock underlying outstanding stock options that are or will be immediately exercisable within 60 days of March 8, 2023. Dr. Hoge disclaims beneficial ownership of the shares held in the trust.

(6) Consists of (a) 703 shares held, (b) 370,407 shares held by Paul Sagan Revocable Trust, (c) 76,452 shares held by The Chatham Trust, (d) 14,951 shares held by Erwin Park LLC, and (e) 119,185 shares of common stock underlying outstanding stock options that are or will be immediately exercisable or vest within 60 days of March 8, 2023.

(7) Consists of (a) 15,166 shares held and (b) 332,006 shares of common stock underlying outstanding stock options held by Juan Andres that are or will be immediately exercisable within 60 days of March 8, 2023.

(8) Consists of (a) 4,081 shares held and (b) 205,833 shares of common stock underlying outstanding stock options held by David Meline exercisable within 60 days of March 8, 2023.

(9) Consists of (a) 20,801 shares held by Stephen Berenson and Louise Barzilay, Joint Tenants with Right of Survivorship, and (b) 164,250 shares of common stock underlying outstanding stock options or unvested RSUs held by Mr. Berenson that are or will be immediately exercisable or vest within 60 days of March 8, 2023.

(10) Consists of (a) 20,607 shares held and (b) 62,275 shares of common stock underlying outstanding stock options held by François Nader that are or will be immediately exercisable or vest within 60 days of March 8, 2023.

(11) Consists of (a) 703 shares held and (b) 44,278 shares of common stock underlying outstanding stock options or unvested RSUs held by Sandra Horning that are or will be immediately exercisable or vest within 60 days of March 8, 2023.

(12) Consists of (a) 703 shares held and (b) 33,315 shares of common stock underlying outstanding stock options held by Elizabeth Tallett that are or will be immediately exercisable or vest within 60 days of March 8, 2023.

(13) Consists of (a) 703 shares held and (b) 9,951 shares of common stock underlying outstanding stock options or unvested RSUs held by Elizabeth Nabel that are or will be immediately exercisable or vest within 60 days of March 8, 2023.

(14) Consists of (a) 49,928,113 shares held and (b) 12,529,111 shares of common stock underlying outstanding stock options and unvested RSUs that are or will be immediately exercisable or vest within 60 days of March 8, 2023.

(15) Based solely on a Schedule 13G/A filed January 19, 2023. Includes shares of common stock beneficially owned by Ballie Gifford & Co, a Scottish partnership. The business address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(16) Based solely on a Schedule 13G/A filed February 9, 2023. Includes shares of common stock beneficially owned by The Vanguard Group. The business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(17) Based solely on a Schedule 13G/A filed February 1, 2023. The business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

Proposal No. 3 Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2023. Ernst & Young has served as our independent registered public accounting firm since 2014. As a matter of good corporate governance, we are asking stockholders to ratify this appointment. If this appointment is not ratified at the Annual Meeting, the Audit Committee may reevaluate the selection of our auditors, but is not required to do so. Even if stockholders ratify this appointment, the Audit Committee, in its sole discretion, may appoint another independent registered public accounting firm at any time if the committee believes that such a change would be in the best interests of Moderna and its stockholders.

A representative of Ernst & Young is expected to attend the Annual Meeting, will have an opportunity to make a statement if he or she wishes to do so, and will be available to respond to appropriate questions from stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

During 2021, as we rapidly scaled our Company to distribute our COVID-19 vaccine to combat the pandemic, we were subject to increased tax obligations in a number of new jurisdictions where we did not previously have a presence. To ensure that we were meeting these tax obligations, Ernst & Young was engaged on a temporary basis to assist us with tax return preparation and tax advisory services, in part due to their familiarity with our business. Our Audit Committee approved these services in light of the urgent and one-time need for these services, based on our management team's commitment to engage other service providers and to hire internally to fill these needs as soon as reasonably practicable.

The Audit Committee has taken note of our shareholders' vote on auditor ratification at the 2022 Annual Meeting of Shareholders, and is committed to ensuring the independence of Ernst & Young. The significant year-over-year decline in tax fees paid to Ernst & Young reflects our engagement of other service providers and internal hiring to alleviate the reliance on Ernst & Young for tax services.

The year-over-year increase in audit fees reflects the increased complexity and scale of our business, including the need to conduct an increased number of statutory audits for international subsidiaries as our global footprint has grown.

The following table presents fees for professional audit services and other services rendered to us by Ernst & Young for the years ended December 31, 2022 and December 31, 2021:

	2022	2021
Audit fees[1]	$ 3,733,808	$ 2,725,000
Audit-related fees[2]	—	—
Tax fees[3]	1,198,000	3,589,000
All other fees[4]	6,325	543,236
Total Fees	$ 4,938,133	$ 6,857,236

(1) Audit fees in 2022 and 2021 include fees for our annual audit, quarterly review procedures, comfort letters and consents, assistance with and review of documents filed with the SEC, services related to statutory and regulatory filings and other fees, primarily for technical consultations on audit and reporting requirements not arising during the course of the audit.

(2) There were no audit-related fees incurred in 2022 or 2021.

(3) Tax fees relate to tax return preparation and tax advisory services, and decreased significantly in 2022 compared to 2021, as described above.

(4) All other fees in 2022 and 2021 consisted of subscription fees for Ernst & Young's online accounting research tool, and services in 2021 related to a commercial market assessment for one of our pipeline products. We do not expect to rely on Ernst & Young for similar market assessment services in the future.

Proposal No. 3 Ratification of Appointment of Independent Registered Public Accounting Firm

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

During 2022 and 2021, all audit and non-audit services by our independent registered public accounting firm were pre-approved by our Audit Committee. The Audit Committee may establish pre-approval policies and procedures, subject to SEC and Nasdaq rules and regulations, for such services. The Audit Committee may delegate authority to pre-approve non-audit services to one or more members of the committee. Any decision to pre-approve an activity must be reported to the full Audit Committee at its first meeting following such decision.

Auditor Independence

In 2022, Ernst & Young did not provide any services to Moderna that would have caused our Audit Committee to reconsider that firm's independence.

Vote Required

The ratification of the appointment of Ernst & Young requires the affirmative vote of a majority of the votes properly cast. Abstentions will have no effect on the results of this vote.

✓ **The Board of Directors recommends a vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2023.**

Audit Committee Report

The information contained in the following Audit Committee Report shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Moderna specifically incorporates it by reference in such filing.

The Audit Committee serves as the representative of Moderna's Board of Directors with respect to its oversight of:

- Moderna's accounting and financial reporting processes and the audit of Moderna's financial statements;
- the integrity of Moderna's financial statements;
- Moderna's compliance with legal and regulatory requirements;
- significant risks, reviewing Moderna's policies for risk assessment and risk management, and assessing the steps management has taken to control these risks;
- the performance and responsibilities of Moderna's internal audit function; and
- the appointment, qualifications, and independence of the independent registered public accounting firm.

The Audit Committee also reviews the performance of the independent registered public accounting firm in the annual audit of Moderna's financial statements and in assignments unrelated to the audit, and reviews the independent registered public accounting firm's fees.

The Audit Committee is composed of three non-employee directors. The Board of Directors has determined that each member of the Audit Committee is independent and that Ms. Tallett, Mr. Berenson and Mr. Sagan each qualifies as an "audit committee financial expert" under SEC rules.

The Audit Committee provides the Board of Directors such information and materials as it may deem necessary to apprise the Board of Directors of financial matters requiring its attention. The Audit Committee reviews Moderna's financial disclosures and meets privately, outside the presence of management, with the independent registered public accounting firm and Moderna's internal auditors. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in Moderna's Annual Report on Form 10-K for the year ended December 31, 2022, with management, Moderna's internal auditors and Ernst & Young, including a discussion of the quality and substance of the accounting principles, the reasonableness of significant judgments made in connection with the audited financial statements, and the clarity of disclosures in the financial statements. The Audit Committee reports on these meetings to the Board of Directors.

The Audit Committee has discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. In addition, the Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young required by the applicable requirements of the PCAOB regarding that firm's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young its independence from management and from Moderna, and considered the compatibility of non-audit services with Ernst & Young's independence. In addition, the Audit Committee discussed Moderna's internal controls over financial reporting and management's assessment of the effectiveness of those controls with management, Moderna's internal auditors and Ernst & Young. The Audit Committee reviewed with both Ernst & Young and Moderna's internal auditors their audit plans, audit scope and identification of audit risks. Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that Moderna's audited consolidated financial statements be included in Moderna's Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

The Audit Committee has selected Ernst & Young as Moderna's independent registered public accounting firm for the year ending December 31, 2023. The Board of Directors recommends that stockholders ratify this selection at Annual Meeting.

Respectfully submitted by the members of the Audit Committee of the Board of Directors:

Elizabeth Tallett (Chairperson)

Stephen Berenson

Paul Sagan

Shareholder Proposal – Report on Feasibility of Transferring Intellectual Property

The following shareholder proposal has been submitted to the Company for action at the Annual Meeting by Oxfam America, Inc., 226 Causeway Street, Floor 5, Boston, MA 02114-2155, which represents that it owns at least $15,000 of Moderna common stock, and a co-filer. The text of the proposal follows:

RESOLVED that shareholders of Moderna Inc. ("Moderna") ask the Board of Directors to commission a third-party report to shareholders, at reasonable expense and omitting confidential and proprietary information, analyzing the feasibility of promptly transferring intellectual property ("IP") and technical knowledge ("know-how") to facilitate the production of COVID-19 vaccine doses by additional qualified manufacturers located in low- and middle-income countries (LMICs), as defined by the World Bank.

SUPPORTING STATEMENT

Vaccine access remains inequitable.[1] The limited, unpredictable vaccine supply LMICs received for months after vaccines were first authorized and distributed in high-income countries contributes to continuing disparities nearly two years later.[2] The failure to prioritize vaccine equity creates reputational risk, threatens to hamstring the global economy, and costs Moderna millions of dollars in expenses, "write-downs" and missed opportunities to capture demand when all countries urgently sought doses.[3]

LMICs call for sustainable local manufacturing to ensure timely, reliable access to lifesaving vaccines, addressing delivery issues that impeded national vaccination plans.[4] 120 LMIC manufacturers could produce mRNA vaccines, and at least 6 mRNA vaccines by manufacturers in LMICs are in clinical trials or approved.[5] Moderna's refusal to share IP and know-how requested by the World Health Organization (WHO) also delays WHO and LMICs' efforts to develop similar vaccines by at least one year.[6] With Moderna's support, these manufacturers could produce doses in months, curbing the health and economic consequences of COVID-19 while generating licensing revenues for Moderna.[7]

The company's "global public health strategy" commitments not to enforce patents for COVID-19 vaccines used in some countries and to build its own manufacturing plant in Kenya are insufficient to resolve vaccine equity issues, and do not enable countries to secure supply independently. Moderna said that it would take up to four years to construct its Kenya plant,[8] a process not yet started a year later.

Moderna faces criticism for abusive patenting practices and profiteering,[9] with all of its profits generated from a vaccine co-developed by the US government using $10 billion in US government funding (including vaccine preorders).[10] This creates a reputational tarnish and could threaten Moderna's relationship with the US government, which funds several Moderna projects. Indeed, Moderna's limited patent waiver, lawsuits against competitors, and inventorship dispute with the US government stand in contrast to Moderna's own reliance on US government-granted permission to use others' IP.[11]

Moderna's refusal to share vaccine IP and technical knowledge may also risk increased regulation and oversight. If governments cannot trust Moderna to ensure sustainable, equitable, timely access, they may impose rules impacting the control of pandemic technologies, as some experts propose.[12] A report analyzing the feasibility of technology transfer could help investors evaluate whether Moderna's actions are in shareholders' long-term interest.

(1)   https://ourworldindata.org/covid-vaccinations
(2)   https://www.politico.com/news/2022/09/14/global-covid-pandemic-response-bill-gates-partners-00053969
(3)   https://investors.modernatx.com/news/news-details/2022/Moderna-Reports-Second-Quarter-2022-Financial-Results-and-Provides-Business-Updates
       /default.aspx;https://www.reuters.com/business/imf-sees-cost-covid-pandemic-rising-beyond-125-trillion-estimate-2022-01-20/;
       https://www.wsj.com/articles/the-economy-could-have-a-long-case-of-long-covid-11657272619;
       https://www.wxyz.com/news/people-dealing-with-long-covid-19-symptoms-could-be-impacting-u-s-economy
(4)   https://itpcglobal.org/blog/resource/mapping-covid-19-access-gaps-results-from-14-countries-and-territories/
(5)   https://www.science.org/content/article/new-crop-covid-19-mrna-vaccines-could-be-easier-store-cheaper-use;
       https://www.reuters.com/business/healthcare-pharmaceuticals/indonesia-drug-agency-approves-chinas-walvax-mrna-vaccine-emergency-use
       -2022-09-29/; https://www.livemint.com/science/health/gennovas-mrna-shot-for-covid-19-approved-11656521513457.html
(6)   https://www.oxfamamerica.org/press/press-releases/dr-tedros-barkan-seyoum-present-oxfam-shareholder-resolutions-to-urge-moderna-pfizer-
       and-johnson-johnson-to-address-covid-19-vaccine-inequity/
(7)   https://www.keionline.org/35364
(8)   https://www.washingtonpost.com/health/2021/10/07/moderna-vaccine-plant-africa/
(9)   https://www.nature.com/immersive/d41586-022-01898-3/index.html
(10) https://www.nih.gov/news-events/news-releases/promising-interim-results-clinical-trial-nih-moderna-covid-19-vaccine;
       https://www.medicalcountermeasures.gov/app/barda/coronavirus/COVID19.aspx
(11) https://www.keionline.org/37751;
       https://www.npr.org/sections/health-shots/2022/08/26/1119608060/moderna-sues-pfizer-over-covid-19-vaccine-patents;
       https://www.nature.com/articles/d41586-021-03535-x
(12) https://gh.bmj.com/content/7/7/e009709

Your Board recommends a vote AGAINST this proposal.

For the second year in a row, Oxfam America is asking Moderna shareholders to vote on a proposal that offers a solution to a vaccine access problem that does not exist. Supply of COVID-19 vaccines for low- and middle-income countries (LMICs) far exceeds current demand, as evidenced by the fact Moderna's customers in LMICs have refused deliveries and asked to be released from contracts to supply them with hundreds of millions of COVID-19 vaccines. Moderna invested heavily and shared intellectual property with other manufacturing partners around the globe to be ready to supply these doses. When the doses were declined, Moderna was forced to recognize significant write-downs of approximately $1 billon in non-standard costs in 2022. Given this demand reality, asking Moderna to study whether to transfer intellectual property to additional manufacturers who would contribute even more supply would do nothing to improve vaccine access for LMICs.

In ignoring the reality noted above, the Oxfam proposal is laid bare for what it is really is—a blatant attempt to give away the Company's intellectual property and technological expertise with zero concern for either the long-term interests of Moderna shareholders or the potential risks associated with unfettered distribution of the novel technology underlying mRNA-based medicines.

The proposal is even more detrimental to shareholders considering that Moderna is a platform company. The know-how and technological expertise associated with making one mRNA vaccine provides key insights into the Company's entire development pipeline. Freely transferring intellectual property to other manufacturers would put at risk more than a decade's worth of work and investment and threaten the Company's future.

The facts show that there is simply no need for the proposal and that Moderna's work throughout the pandemic to deliver on the promise of mRNA science and its efforts to combat the COVID-19 global public health emergency are part of the reason why.

Moderna Significantly Expanded its Manufacturing Capacity

At the onset of the pandemic, Moderna invested significantly in the expansion of its global production capacity, entering into agreements with well-established and trusted partners to ensure that sufficient vaccine would be available to meet demand from all countries that wanted it. Moderna deployed its limited personnel who knew how to make this new class of medicines to train those partners. As a result, Moderna and its partners manufactured and distributed more than 800 million doses of Moderna's COVID-19 vaccine in its first full year of production, with 25% of those doses going to LMICs, either through facilitated donations or direct sales to COVAX. In 2022, production levels exceeded demand, as evidenced by the decision by many customers and governments, including COVAX and the African Union, to decline or defer doses.

Moderna's Efforts to Supply COVAX and the African Union

From the beginning, Moderna committed to ensuring vaccine access to LMICs. The Company began negotiating a supply contract with GAVI, on behalf of the COVAX Facility, in the summer of 2020, which unfortunately GAVI did not agree to finalize until eight months later, on April 30, 2021.

Moderna subsequently invested significant time and resources to ensure it could deliver on its commitment to ship over 750 million doses to COVAX and the African Union across 2021 and 2022. These investments included buying raw materials and reserving significant manufacturing capacity with suppliers. However, when Moderna was ready to begin shipping these doses in the fourth quarter of 2021, COVAX and the African Union declined the orders. They cited both a lack of demand and a lack of cold-chain infrastructure necessary to maintain the stability of mRNA vaccines, notwithstanding that there were several months of lead time to prepare for deliveries. Both of these factors were and remain beyond the power of Moderna to solve alone. GAVI subsequently asked to be released from its contract with Moderna—which Moderna agreed to do in October 2022—and the African Union declined to exercise its options.

As Oxfam notes, Moderna recognized significant write-downs, totaling approximately $1 billon, when GAVI and the African Union declined these doses, reflecting investments in raw materials, reserved supply lines and manufactured doses. Moderna willingly absorbed the costs associated with scaling up to provide these vaccines. Oxfam's proposal would shift this cost burden and the associated financial risk onto manufacturers in LMICs. In at least one instance where an international pharmaceutical company provided a license to a manufacturer to produce its COVID-19 vaccine in Africa, no orders were received, and production lines sat idle.[1]

Moderna's Patent Pledge

Since the earliest days of the pandemic, Moderna has repeatedly pledged not to enforce its intellectual

---

(1) Lynsey Chutel, "Africa's First COVID-19 Vaccine Factory Hasn't Received a Single Order," The New York Times (May 12, 2022), available at: https://www.nytimes.com/2022/05/12/world/africa/south-africa-covid-vaccine-factory.html; see also, Promit Mukherjee and Wendell Roelf, "Aspen COVID vaccine lines risk going idle as J&J orders dwindle," Reuters (August 11, 2022), available at: https://www.reuters.com/business/healthcare-pharmaceuticals/aspen-covid-vaccine-lines-risk-going-idle-jj-orders-dwindle-2022-08-10/

property in a manner that would impede access to COVID-19 vaccines. Further, in March 2022, Moderna made clear that it would never enforce its patents for any COVID-19 vaccine used in the 92 low- and middle-income countries in the GAVI COVAX Advance Market Commitment (AMC 92).

Moderna's Actions to Promote Vaccine Equity

The fact remains that regardless of the state of demand right now in LMICs, Moderna continues to do its part to ensure vaccine equity—not just today but for the longer term. In addition to scaling production as discussed above, the Company has taken the following additional forward-looking steps to ensure that vaccines are available to those who need and want them:

- **COVAX Commitment.** Moderna has committed to provide up to 100 million doses of its latest bivalent COVID-19 vaccine to COVAX and the AMC-92 countries at its lowest price, should they need those doses in 2023.

- **Refrigerator-Stable Vaccines.** Moderna continues to develop a refrigerator-stable version of its COVID-19 vaccine that, if successful, should significantly reduce the burdens associated with shipping and storing mRNA vaccines in developing countries.

- **African Manufacturing.** Moderna is committed to building its manufacturing plant in Kenya. While this has never been pitched as an overnight solution, Moderna's goal is to provide Africa with its own dedicated plant for mRNA medicines that will be capable of launching vaccines simultaneous with launches in the rest of the world. This will also help cultivate an ecosystem with local know-how and capabilities. Moderna believes that maintaining oversight of these launches is key to upholding the reputation of mRNA as a new class of medicines and maintaining trust in this novel technology.

- **Moderna's Public Health Strategy.** The Company is also investing in the development of vaccines against WHO priority pathogens, with a goal of advancing vaccines against at least 15 of these pathogens into the clinic by 2025. These efforts are focused on vaccines against diseases that pose a particular burden in developing countries, such as malaria, tuberculosis and HIV, as well as a potential pathogen that could lead to a future pandemic. Moderna has also launched mRNA Access™, a new program that offers researchers use of Moderna's mRNA technology to explore new vaccines against emerging or neglected infectious disease. The mRNA Access™ program will open Moderna's preclinical manufacturing capabilities and research and development expertise to global partners, to promote a collaborative approach to exploring the possibility of mRNA to tackle the world's greatest global public health threats.

- **Socially Responsible Approach to IP.** Moderna has not only expanded its patent pledge, but as the Company enforces its intellectual property rights, Moderna is conscious of doing so in a manner that will not impede access in low- and middle-income countries.

Moderna Reimbursed the U.S. Government for its Support of Moderna's Clinical Trials

Moderna values it relationship and collaboration with the National Institutes of Health (NIH) and the federal government and is excited about opportunities for future collaboration as we move forward in developing new mRNA vaccines and treatments. These collaborations furthered the rapid development of COVID-19 vaccines in the face of an unprecedented pandemic, and Moderna is grateful to its government partners and their role in its clinical trials. Moderna's collaboration with the government built on Moderna's own investments over the decade preceding the pandemic in its technology platform.

Moderna has already repaid the U.S. government for the Biomedical Advanced Research and Development Authority's (BARDA) support for its clinical trials. Moderna gave the U.S. government the lowest price among high income countries and then discounted the price of the vaccine charged to the U.S. government by $4 per dose as compared to what the U.S. government paid other manufacturers. Through this discount, Moderna paid the U.S. government $2.9 billion--the full amount that was received through BARDA funding plus $1.2 billion more.

Moderna Urges Shareholders to Vote AGAINST this Proposal

The simple fact is that the Oxfam proposal targets a problem that does not exist—current supply more than satisfies demand for vaccines in LMICs and manufacturers' commitments can cover any increased demand in the future. Moreover, Moderna has been—and continues to be—deeply committed to growing its business responsibly and in a manner that promotes access. Moderna is immensely proud of the contributions that its scientists have made to public health over the past three years, and will continue to do its part to protect global public health.

For the foregoing reasons, the Moderna Board of Directors urges you to vote AGAINST this proposal.

⊗ **The Board of Directors recommends a vote "AGAINST" this shareholder proposal, for the reasons outlined above.**

Information about the 2023 Annual Meeting of Stockholders

To be held at 8:00 a.m. Eastern Time on May 3, 2023.

Why am I receiving these materials?

Our Board of Directors is providing these proxy materials to you in connection with a solicitation of proxies for use at the Annual Meeting. You are invited to attend the Annual Meeting and we are asking you to vote on the proposals described in this proxy statement. All stockholders as of the close of business on March 8, 2023, will receive the proxy materials and have the ability to access them online at www.proxyvote.com.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock at the close of business on March 8, 2023, the record date for the Annual Meeting (the Record Date), are entitled to notice of and to vote at the Annual Meeting. Each stockholder is entitled to one vote for each share of our common stock held as of the Record Date for each matter addressed at the meeting. As of the Record Date, there were 385,677,955 shares of common stock outstanding and entitled to vote. You are entitled to vote shares that are held of record directly in your name and shares held for you as the beneficial owner through a stockbroker, bank, or other nominee. For more information, see *"What is the difference between holding shares as a stockholder of record and as a beneficial owner?"*

What business will be conducted at the Annual Meeting?

The following table shows the proposals to be presented for a vote, the applicable voting requirements, and the Board's recommendations.

Proposal	Vote required to pass	Voting options	Board's recommendation	Effect of votes withheld, abstentions and broker non-votes*
Elect three Class II directors to hold office until the 2026 annual meeting of stockholders	A plurality of the votes properly cast, which means the three nominees who receive the most FOR votes will be elected	FOR all nominees WITHHOLD as to all nominees FOR all nominees except for those specified, from whom you WITHHOLD your vote	✓ **FOR** each nominee	No effect
Approve, on a non-binding, advisory basis, the compensation of our named executive officers	A majority of the votes properly cast	FOR, AGAINST or ABSTAIN	✓ **FOR**	No effect
Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2023	A majority of the votes properly cast	FOR, AGAINST or ABSTAIN	✓ **FOR**	No effect
Shareholder Proposal - Report on the Feasibility of Transferring Intellectual Property	A majority of the votes properly cast	FOR, AGAINST or ABSTAIN	✗ **AGAINST**	No effect

*   See "What if I do not specify how my shares are to be voted?" for an explanation of broker non-votes.*

The Board of Directors knows of no other business to be brought before the Annual Meeting. Should any other matters be presented, the individuals named in the proxy will have the authority to take action in regard to such matters as in their judgment seems advisable.

If you hold shares through a broker, bank, or other nominee, they will not be able to vote your shares on any other business that comes before the Annual Meeting unless they receive instructions from you with respect to such matter.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Stockholder of record

If your shares are registered directly in your name with Computershare Trust Company, N.A., our transfer agent, then you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote online during the Annual Meeting.

Beneficial owner

If your shares were held in a stock brokerage account or by a bank or other nominee on your behalf, then you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you have the right to direct your broker, bank, or other nominee how to vote your shares by following the voting instructions you receive. Your broker, bank, or other nominee has only limited authority to vote your shares without your instructions. For more information, see *"What if I do not specify how my shares are to be voted?"*

How can I attend the Annual Meeting?

Admission to the Annual Meeting

We will host the Annual Meeting via the Internet. You will not be able to attend the meeting in person. Participation in the Annual Meeting as a stockholder, with the right to vote and submit questions, is limited to stockholders as of the close of business on the Record Date. The meeting can be accessed at:
 www.virtualshareholdermeeting.com/MRNA2023.

Other stockholders and members of the public can also access the Annual Meeting at the URL above without a control number, but without the right to vote or submit a question.

The webcast of the Annual Meeting will begin at 8:00 a.m., Eastern Time, on May 3, 2023. Online access will begin at 7:45 a.m., Eastern Time, and we encourage you to log into the Annual Meeting 5-15 minutes prior to the start time.

If you encounter difficulties accessing the Annual Meeting, please call the technical support number that will be posted on the registration page for the meeting website.

Stockholder of record

If you were a stockholder of record at the close of business on the Record Date, you will need the 16-digit control number found on your Notice of Internet

Availability, your proxy card or the instructions that accompany your proxy materials. You do not need to do anything in advance to access the Annual Meeting.

Beneficial owner

If you were a beneficial owner at the close of business on the Record Date, you may attend the Annual Meeting. You will need the 16-digit control number found on your Notice of Internet Availability, your proxy card or the instructions that accompany your proxy materials if you wish to attend the Annual Meeting with the right to vote and submit a question. Even if you do not have your control number or were not a stockholder as of the close of business on the Record Date, you can still access the meeting, but will not be able to vote at the meeting or submit a question.

How do I vote?

Stockholder of record

If you are a stockholder of record, you can vote in one of the following ways:

Internet. Go to www.proxyvote.com to complete an electronic proxy card. You will need the control number from the proxy card you receive. You will be responsible for any Internet access charges you incur. If you vote online, you do not need to return a proxy card by mail. Votes by internet must be submitted by 11:59 p.m. on Tuesday, May 2, 2023, Eastern time, to be counted.

By telephone. Dial toll-free 1-800-690-6903 and follow the recorded instructions. You will need the control number from your proxy card. You will be responsible for any telephone charges you incur. If you vote by telephone, you do not need to return a proxy card by mail. Votes by telephone must be submitted by 11:59 p.m. on Tuesday, May 2, 2023, Eastern time, to be counted.

By mail. Complete, date, and sign your proxy card and return it promptly by mail in the envelope provided. The people named in the proxy card will vote your shares in accordance with the instructions you provide. If you return the proxy card, but do not give voting instructions on a particular matter, the people named in the proxy card will vote your shares in accordance with the recommendations of our Board of Directors. Votes by mail must be received by the close of business on Tuesday, May 2, 2023, Eastern time, to be counted.

During the meeting. If you plan to attend the virtual Annual Meeting, you may vote by following the instructions provided online during the meeting. However, even if you plan to attend the virtual Annual Meeting, we encourage you to submit your vote ahead of time by one of the methods listed above.

Beneficial owner

If your shares are held in street name, follow the voting instructions you receive from your broker, bank, or other nominee.

Can I submit a question for the meeting?

Stockholders as of the Record Date can submit questions in writing in advance of the meeting through www.proxyvote.com. Stockholders who attend the Annual Meeting and log in as a stockholder using their control number (as described above) will also have an opportunity to submit questions in writing during the meeting. We will try to answer as many submitted questions as time permits (whether submitted prior to or during the portion of the meeting when questions may be submitted). If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

Can I change my vote or revoke my proxy?

Stockholder of record

If you are a stockholder of record, you may revoke your proxy or change your proxy instructions at any time before your proxy is voted at the Annual Meeting by:

- entering a new vote by Internet or telephone;
- signing and returning a new proxy card with a later date;
- delivering a written revocation to our Corporate Secretary; or
- accessing the Annual Meeting and voting in person.

Beneficial owner

If you are a beneficial owner, you must contact the broker, bank, or other nominee holding your shares and follow their instructions to change your vote or revoke your proxy.

What if I do not specify how my shares are to be voted?

Stockholder of record

If you submit a proxy but do not provide voting instructions, your shares will be voted:

- **FOR** the election of each of the nominees as Class II directors to serve for a three-year term (Proposal No. 1);
- **FOR** approval, on a non-binding, advisory basis, of the compensation of Moderna's named executive officers (Proposal No. 2);
- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2023 (Proposal No. 3);
- **AGAINST** the shareholder proposal (Proposal No. 4); and
- In the discretion of the named proxy holders regarding any other matters properly presented for a vote at the Annual Meeting.

Beneficial owner

If you do not provide voting instructions, then your broker, bank, or other nominee will only have authority to vote your shares with respect to Proposal No. 3 (ratification of the appointment of the independent registered public accounting firm). Your shares will not be voted with respect to Proposals No. 1, 2 and 4. This is known as a "broker non-vote."

What is the quorum requirement for the Annual Meeting?

A majority of the shares of common stock outstanding and entitled to vote, in person or by proxy, constitutes a quorum for the transaction of business at the Annual Meeting. As of the Record Date, there were a total of 385,677,955 shares of common stock outstanding, which means that 192,838,978 shares of common stock must be represented in person or by proxy at the Annual Meeting to have a quorum. If there is no quorum, a majority of the shares present at the Annual Meeting may adjourn the meeting to a later date. Votes withheld, abstentions and broker non-votes will be counted for purposes of determining whether we have a quorum.

Who is soliciting my proxy?

Proxies are solicited by and on behalf of our Board of Directors. The individuals named in the proxy have been designated as proxy holders by our Board of Directors. When you return a proxy that is properly dated and executed, your shares represented by the proxy will be voted at the Annual Meeting in accordance with your instructions. If you do not give specific instructions on your proxy card, your shares will be voted in accordance with the recommendations of our Board of Directors. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is postponed or adjourned, the proxy holders can vote your shares on the new meeting date, unless you have properly revoked your proxy, as described above.

How are proxies solicited and who is paying for the solicitation?

Moderna will bear the entire cost of this proxy solicitation, including the distribution of the proxy materials. Copies of solicitation materials will also be made available to brokers, banks, and other nominees to forward to beneficial owners. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communication, or other means by our directors, officers, employees, or agents. Morrow Sodali, LLC has been retained to assist in soliciting proxies for a fee of $10,000 plus distribution costs and other expenses.

Why did I receive more than one Notice of the Annual Meeting?

If you receive more than one proxy card or voting instruction form for the Annual Meeting, your shares may be registered in more than one name or in more than one account. Please follow the voting instructions on each notice you received to ensure that all of your shares are voted.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy?

Stockholders of Moderna common stock who share a single address may receive only one copy of this proxy statement and Annual Report, unless we have received contrary instructions from any stockholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs and the environmental impact of the Annual Meeting. Stockholders who participate in householding will continue to receive separate proxy cards if they received a paper copy of proxy materials in the mail. If your household received only a single set of our proxy materials and you would like a separate copy, or if your household received multiple copies of our proxy materials and you want only a single copy next year, please notify our Corporate Secretary at the address provided below. Stockholders who hold shares in street name may contact their brokerage firm, bank, or other nominee to request information about householding.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us at that time, we intend to file a Form 8-K to publish preliminary results and, within four business days after we know the final results, file an amendment to the Form 8-K to publish those results.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Proposal to include in our proxy statement

Stockholders may present proper proposals to be included in our proxy statement and considered at the next annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2024 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than November 17, 2023, unless the date of our 2024 annual meeting of stockholders is held more than 30 days before or after May 3, 2024, in which case the proposal must be received a reasonable time before we begin to print and send proxy materials for the 2024 Annual Meeting. In addition, stockholder proposals must comply with the applicable requirements of Rule 14a-8 under the Exchange Act.

Proposal that will not be included in our proxy statement

Our bylaws contain an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. These matters may only be brought before the annual meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice, containing the information specified in our bylaws, to our Corporate Secretary. To be timely for our 2024 Annual Meeting, our Corporate Secretary generally must receive the written notice at our principal executive offices between January 4, 2024, and February 3, 2024. However, if we hold our 2024 Annual Meeting more than 30 days before or more than 60 days after May 3, 2024, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no later than the close of business on the later of (a) the 90th day before our 2024 Annual Meeting and (b) the 10th day following the day on which public announcement of the date of our 2024 Annual Meeting is first made.

Director nominations

You may propose director candidates for consideration by our Nominating and Corporate Governance Committee. For more information, see "Governance—Composition of Our Board of Directors—Stockholder Recommendations for Director Nominations."

To directly nominate a director for election at an annual meeting of stockholders, you must provide the information required by our bylaws. In addition, you must give notice to our Corporate Secretary in the time frame described above under "—*Proposal that will not be included in our proxy statement.*"

How can I get a copy of Moderna's Bylaws?

Our bylaws are part of our public filings on the SEC's website at www.sec.gov. You may also contact our Corporate Secretary as described immediately below for a copy of our bylaws.

How can I contact the Corporate Secretary?

You can reach our Corporate Secretary at the following address and phone number: Moderna, Inc., Attention: Corporate Secretary, 200 Technology Square, Cambridge, Massachusetts 02139, (617) 714-6500, or via email at Corporate.Secretary@modernatx.com.

Where can I find more information about Moderna?

We file reports, proxy statements, and other information with the SEC, which is all publicly available on the SEC's website, http://www.sec.gov. You may also find any document we file with the SEC (and more) on our website at http://www.modernatx.com under the "Investors" heading. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement.

You should rely on the information contained in this document to vote your shares at the Annual Meeting. Moderna has not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated March 15, 2023. You should not assume that the information contained in this document is accurate as of any later date, and the mailing of this document to stockholders at any time after that date does not suggest otherwise. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such proxy solicitations.

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Corporate headquarters
200 Technology Square, Cambridge, MA 02139
phone 617 714 6500 | fax 617 583 1998

modernatx.com

Transfer Agent:
Computershare Trust Company, N.A.

Audit Firm:
Ernst & Young, LLP